Form 10-K, Exhibit 13
period 1996-12-29
MORTONS RESTAURANT GROUP INC
filed 1997-03-27
CIK 883981

Morton's Restaurant Group, Inc.
                               1996 Annual Report

                               "ABOUT OUR COMPANY"

"A great steak exists. It's a matter of breeding, then proper aging. You verify these truths at Morton's."

The quote is from the 1997 Washington Post Dining Guide, but it could have been said by any of our Morton's of Chicago guests who have enjoyed our elegant and memorable dining experience.

A dining experience in a fun, colorful and festive setting is the order of the day at Bertolini's Authentic Trattoria. Our trattorias feature genuine Italian ingredients imported and prepared daily in our kitchens.

Morton's Restaurant Group maintains locations from coast to coast, principally in major metropolitan areas such as Beverly Hills, Chicago, Washington D.C. and New York. The growth of our flagship Morton's of Chicago steakhouses reflects one of the American restaurant industry's great success stories. Beginning in 1978 on State Street in the heart of Chicago, Morton's grew to nine restaurants in its first decade. In its second decade, Morton's Restaurant Group has grown the concept to 35 Morton's of Chicago steakhouses. Bertolini's has also rapidly grown -- from our one Las Vegas restaurant that opened four years ago to the seven we have today.

Great food, a fabulous atmosphere and warm and friendly hospitality -- it's the trademark of Morton's Restaurant Group. As we continue to follow our plans for expansion domestically and internationally, we will always remember that what brought us this far has been the outstanding response from our guests, who frequent our restaurants. This wonderful word-of-mouth, of course, reflects on our people---the finest in the industry.

As we approach the 21st Century, we look forward to maximizing the opportunities to increase our brand identity and name recognition for Morton's of Chicago and Bertolini's Authentic Trattoria, and enhancing our reputation as the premier fine-dining restaurant company.

                         SELECTED FINANCIAL INFORMATION
                  (dollars in millions, except per share data)
================================================================================

Statement of Operations Information                                       Fiscal Years
                                              ----------------------------------------------------------------
                                              1996            1995            1994            1993        1992
                                              ----            ----            ----            ----        ----
Restaurant Revenues (All)                   $ 193.4         $ 173.4         $ 156.3         $ 119.4     $  93.1

Restaurant Revenues (Combined Morton's
    of Chicago and Bertolini's)               139.0           109.0            90.8            64.2        47.5

EBITDA (1)                                     17.5            11.2            12.7            11.0         9.2

Income Before Income Taxes and
    Nonrecurring Charges                        8.8             3.1             3.1             5.3         4.4
Income (Loss) Before Income Taxes              (2.7)(2)       (14.7)(3)        (3.0)(4)         5.3         4.4

Income (Loss) Before Extraordinary Item         1.8(2)        (13.9)(3)        (0.3)(4)         4.9         2.8
Net Income (Loss)                               1.8(2)        (13.9)(3)        (0.3)(4)         4.9        (1.0)(5)
Income (Loss) Per Share:
    Before Extraordinary Item                  0.26(2)        (2.18)(3)       (0.05)(4)        0.74        0.58
    Net Income (Loss)                       $  0.26(2)      $ (2.18)(3)     $ (0.05)(4)     $  0.74     $ (0.20)(5)

--------------------------------------------------------------------------------

Balance Sheet Information
                                                 Fiscal Years
                                ----------------------------------------------
                                1996        1995        1994     1993     1992
                                ----        ----        ----     ----     ----

Current Assets                 $27.3(6)    $35.4(6)    $15.4    $13.0    $ 6.7
Net Property and Equipment      24.7        19.4        25.3     19.8     10.8
Total Assets                    77.0        73.2        73.5     65.3     41.4
Current Liabilities             25.3(7)     26.4(7)     15.4     16.1      9.8
Long-Term Debt                  24.9        23.7        20.0     12.7      1.5
Stockholders' Equity           $21.1       $19.0       $32.9    $33.3    $28.4

================================================================================

(1) Represents earnings before interest, taxes, depreciation and amortization, and nonrecurring charges.
(2) Includes a nonrecurring charge of $11.5 million to write-down the Atlanta-based Mick's and Peasant restaurants recorded in conjunction with the sale of such restaurants .
(3) Includes nonrecurring charges of $15.5 million representing a write-down and related charges for net assets held for sale and $2.2 million related to the settlement of a lawsuit.
(4) Includes one-time charges aggregating $6.1 million, of which $5.5 million relates to the write-off of a preferred stock minority investment in an affiliate.
(5) Includes an extraordinary charge, net of income taxes, of $3.8 million relating to the early extinguishment of debt.
(6) Includes assets held for sale of $12.5 million and $22.6 million for fiscal 1996 and 1995, respectively.
(7) Includes liabilities related to assets held for sale of $12.1 million and $14.0 million for fiscal 1996 and 1995, respectively.

                         CHAIRMAN AND PRESIDENT'S LETTER
                               TO OUR STOCKHOLDERS

For Morton's Restaurant Group, 1996 marked a year of progress, key decisions and strategic growth.

This is our first report to you as Morton's Restaurant Group (NYSE:MRG). Our name now clearly recognizes the fine-dining leadership position, extraordinary brand identity and enviable reputation for excellence that Morton's of Chicago steakhouses have earned over the past eighteen years. Additionally, it underscores our commitment to increasing stockholder value by focusing our efforts on Morton's and Bertolini's.

In February, we announced the completion of the sale of our Atlanta-based Mick's and Peasant restaurants. It was a major step forward for us as we continue to grow our company on the solid foundation of our two core fine-dining concepts, Morton's and Bertolini's. A subsidiary of Morton's Restaurant Group has retained a minority interest in Mick's and Peasant.

Of all our accomplishments throughout the year, we are most proud of the progress we've made in continuing to develop our people, both at Morton's and Bertolini's. Morton's of Chicago has established standards for excellence and consistency that enable us to recruit and hire the highest quality professionals in every city and in every restaurant we open.

What has also helped us become a niche leader in our industry is the emphasis we place on our sophisticated staff and management training programs, in addition to a premier employee compensation and benefits package. Even more important is the "culture" that exists at Morton's of Chicago. This results in our people maintaining a loyalty to us, often choosing a career path with Morton's. Taken a step further, this translates to a guest loyalty which is truly remarkable. In a time when the public has so many choices regarding dining possibilities, the fact that our guests return to Morton's regularly is a tribute not only to our excellent cuisine and ambiance, but also to our superb service and outstanding people who provide our guests with the ultimate in hospitality.

The fact that Morton's of Chicago has been so successful is due in large measure to those who have been with us for ten, fifteen, and soon, twenty years. Programs such as our Employee Stock Purchase Plan, our Profit Sharing Plan and the Service Recognition Programs allow us to reward, in a tangible way, our most valuable asset, our people.

Morton's of Chicago has been able to achieve its nationwide growth and success by maintaining the highest quality and consistency and by refusing to compromise our standards. The conventional wisdom had been that Morton's could not be fully replicated in so many locations without some compromises.
We have defied conventional wisdom.

For the year ended December 29, 1996, Morton's Restaurant Group, Inc. reported revenues of $193,378,000, up 11.5% over revenues of $173,373,000 reported for the year ended December 31, 1995. Combined 1996 Morton's of Chicago steakhouses and Bertolini's Authentic Trattoria revenues of $138,968,000 were up 27.5% over their combined 1995 revenues of $108,986,000. 1996 earnings before income taxes and nonrecurring charges were $8,758,000. Including a nonrecurring charge related to the sale of Mick's and Peasant restaurants of $11,500,000 and income tax benefits, net income of $1,765,000, or $.26 per share, was reported for the year ended December 29, 1996. This compares to a net loss of $13,908,000, or $2.18 per share, reported for the year ended December 31, 1995. Included in the year ended December 31, 1995 results is a pre-tax charge of $2,240,000, which related to the settlement of a lawsuit, and a pre-tax charge of $15,500,000, which related to a reduction of asset-carrying values and lease exit costs associated with certain Mick's and Peasant restaurants.

As Morton's of Chicago continues to focus on its outstanding growth opportunities, Bertolini's has begun to show its strong potential. While Bertolini's is an authentic trattoria featuring the finest in Northern Italian cuisine, its emphasis, in a sense, is similar to that of Morton's of Chicago. Only fresh, high-quality ingredients are used at Bertolini's, either imported from Italy or made "in-house" in our "made from scratch" kitchens. Like Morton's of Chicago, Bertolini's prides itself on its niche position as an adult-oriented restaurant, yet it is still appealing to families and children.

The Bertolini's menu is one of simplicity, with an atmosphere that is clearly unique: colorful, fun and festive, a place where you experience casual fine dining. The simplicity of the Bertolini's concept enhances its potential for adaptability to a wide variety of diverse geographical areas. Currently, Bertolini's Authentic Trattorias are achieving success in areas such as Irvine, CA, Indianapolis, IN and King of Prussia, PA. Like Morton's of Chicago, we believe Bertolini's has significant long-range potential for growth and expansion throughout America.

Along with plans to expand Bertolini's potentially throughout the country, we continue to add to the appeal of our current restaurants by expanding "internally." A major renovation was recently completed at our Las Vegas restaurant, which increased our patio seating capacity; our Pennsylvania Avenue/Market Square restaurant in Washington D.C. has been updated with new stone columns and colorful murals to provide more of our Bertolini's signature look; and the patio at our White Flint/North Bethesda, MD restaurant has been enclosed to increase restaurant seating.

To assist us in reaching our goals, we named Geoffrey Stiles vice president of operations for Bertolini's in November of 1996. Geoff has an impressive background in the Italian food segment, and we believe that his experience and team-building skills will have a significant impact on our continuing growth and success. We strongly believe that not only is Bertolini's a viable growth vehicle, but it is now positioned to meet the needs for future expansion.

For the year ahead, we believe the growth of Morton's of Chicago and Bertolini's Authentic Trattoria will continue as we focus on enhancing our training programs, further sharpening our strong marketing and hospitality programs, and, for Morton's of Chicago, increasing opportunities to showcase our boardroom business. Because of the strength of our commitment, we believe we will be able to develop Bertolini's into a niche-leading upscale Italian restaurant -- just as Morton's of Chicago has become America's premier fine dining steakhouse. Additionally, we are now looking at some very exciting possibilities regarding future international development for Morton's of Chicago steakhouses.

But our ultimate commitment is to you, the stockholders. You will be pleased to know that Morton's Restaurant Group, today, is stronger than ever, and poised to meet the challenges of the future.

We take great pleasure in exceeding the expectations of our guests. We wish to assure you that our mission and philosophy is the same regarding our stockholders' expectations.


                               Allen J. Bernstein
                               Chairman of the Board and Chief Executive Officer


                               William L. Hyde, Jr.
                               President and Chief Operating Officer

             MORTON'S OF CHICAGO AND BERTOLINI'S AUTHENTIC TRATTORIA

Maybe it happened to you at the Morton's in downtown Chicago -- or was it the one in the Wall Street district? It could be that you were in Beverly Hills, barely a porterhouse and cabernet away from one of many international celebrities. Princess Caroline of Monaco, baseball's Ken Griffey, Jr., President George Bush, Mel Gibson and Lyle Lovett have all recently graced our restaurants. Or perhaps you were in Phoenix, or Boston, Minneapolis or Orlando, or any of our 35 prime locations. But wherever it was, the experience was remarkably consistent. You don't merely enter into a Morton's -- instead, you're transported, quickly surrounded and ultimately seduced by mahogany and brass, by soft lighting and warm hospitality, by the vague sense that you've slipped into another time, another era.

"GUESTS APPRECIATE OUR COMMITMENT TO EXCELLENCE. THEY DEMAND, AND DESERVE THE VERY BEST, AND THAT IS EXACTLY WHAT THEY GET, CONSISTENTLY AT MORTON'S."
                        Thomas J. Walters, President
                        Morton's of Chicago

The deep aroma of prime aged beef edges against dark mahogany paneled walls that hold the dynamic work of LeRoy Neiman. You pass by patrons enjoying the finest of premium wines, while waiters glide through the room clutching the most delicious of desserts. It is clubby, but not clique-ish; impeccably appointed, but not stuffy. Your waiter, utterly professional, knows how to tread the fine line -- knowledgeable but not overbearing, classy but not overly formal, attentive but not hovering.

If you order a steak -- indeed, most of Morton's clientele order a beef entree -- you might try the three-pound double porterhouse. New York magazine says ours "is the champ, singing with flavor and rare as can be." Meantime, the Los Angeles Times has claimed the other coast for us: "There's not a better steak in Southern California." And the Orlando Sentinel adds: "If you're a connoisseur of top-of-the-line steaks, you probably know Morton's of Chicago -- the uptown, Midwestern-based restaurant where steak is serious business."

It's fair to say there are those who feel that going to Morton's and not ordering a steak is like facing East during a picturesque sunset -- you're missing the point. Then again, it wasn't long ago when members of the St. Louis Rams' offensive line visited the St. Louis (Clayton) restaurant -- and before it was all over, consumed, not steak, but 40 pounds of lobster, an equal amount of lamb chops, 30 orders of scallops, 30 orders of crabmeat cocktail along with 10 dozen jumbo shrimp -- all topped off with 15 classic cigars. The fact is, thanks to the supreme quality of all the items on the Morton's menu, our guests choose to sample almost everything. After all, we've seen them come back -- again and again.

Why so many happy returns? At Morton's, we do stake our reputation on our steaks. "They're the best steaks money can buy, period," says Mike Donlon, a Morton's regional general manager. All of our beef is shipped fresh from our long-time Chicago suppliers. Last year, we served more than one-and-one-half million pounds of USDA prime aged beef -- certified as the absolute highest grade of beef and properly aged to make it tender and full of flavor.

The standards for our seafood are as precise as those for our beef. The New York Law Journal says "I wish everyone else in town had such superb seafood." Our Atlantic salmon is farm raised, our scallops originate seventy miles east of Cape Cod and our swordfish steak comes to us from the coast of Rhode Island. The whole, baked Maine Lobsters are flown in fresh daily and, on average, weigh three pounds or more. Crain's New York Business calls them "awesome."

All Morton's potatoes must meet strict specifications: they must weigh between 18 and 22 ounces, Idaho-grown, free of blemishes, with specific water and sugar content levels -- and the two million plus we serve each year are hand-selected. In terms of supply, if the Columbus restaurant runs out, the Morton's in Cleveland will arrange for a rush shipment from door to door. Every product gets the same serious attention. When the Detroit (Southfield) restaurant ran out of an ingredient for its salad dressing, a Morton's employee in Chicago picked up a supply and sent it out overnight express. "We will never compromise our product," says Elaine Fosse, a regional general manager.

Morton's jumbo asparagus is purchased from below the equator during winter months and purchased from above the equator the rest of the year. The products are constantly monitored -- especially during the critical season changes. "If the asparagus that we serve in the Palm Desert restaurant meets our high standards, we've been known to contact that grower, and if necessary, transport it to an East Coast Morton's," says Peggy DeNapoli, manager of restaurant services. "This level of commitment makes us unique." The premium wine list at Morton's has received praise from, most recently, Wine Spectator, who rated us number one among national steakhouse companies in 1996. There is a core list of at least 150 wines at most Morton's, and in wine centers such as New York and San Francisco, the restaurants carry nearly 500 selections.

Consistency is everything: a New York strip sirloin, whether you're dining in Dallas or Denver or Detroit, should be, and is, the same (and so tender that, as Gourmet magazine says, "it barely needs a knife.") Mike Donlon says it's why people keep coming back. "No matter what city you're in, you know you're going to have a consistently positive experience," he says. "And when you're entertaining your boss, your friends and family or your client, you want to make sure everything's just right." Since Morton's first opened in 1978, the menu has been continually developed and maintained by Klaus W. Fritsch, Morton's of Chicago vice chairman and co-founder. All Morton's items must pass Fritsch's approval before becoming part of the menu. He most recently unveiled an expanded lunch menu at our newest Morton's in downtown Washington D.C.

"ONE OF OUR CORE VALUES IS TO EXCEED GUESTS' EXPECTATIONS. IT STARTS WITH PURCHASING THE FINEST PRODUCTS AVAILABLE."
                  Peggy DeNapoli, Manager of Restaurant Services
                  Morton's of Chicago

But there's something else at work -- hospitality. "Our prime beef is certainly outstanding," says Tom Walters, Morton's of Chicago president. "But serving our guests is the real differentiating point." Morton's adopts an approach that ensures lots of people at your table, and lots of hospitality, but not so much that you feel smothered. "It's a key part of our success," says Elaine Fosse. "We encourage our employees to acknowledge guests by name and to get to know their dining preferences, so we can fully accomodate them each time they come in. The guests respond wonderfully."

Stories abound about the company's obsession with guest hospitality. A few days before Christmas, a major investment bank executive walked into the Morton's at 90 West Street and told general manager Pat Felitti that his company wanted to purchase 175 sets of our signature steak knives as holiday gifts. He needed them in two days. Pat scrambled like mad, but he came through. 130 of the sets were sent overseas.

There's more. A guest spills a beverage, and a Morton's general manager takes the soiled jacket out and has it cleaned before dessert is over. Two guests have a critical choice to make: eat a leisurely dinner at Morton's or rush out the door to grab theater tickets for an evening show. A Morton's server voluntarily runs out, stands in line, and promptly brings back the tickets during the guest's main course.

General managers have been known to visit guests in the hospital and bring them dinner. Recently, a manager gave a couple an anniversary celebration they'll never forget. He brought a prime rib dinner to their home -- set up a tablecloth, poured the wine, the works. Food and beverage manager Charlie Johnson recalls one regular who wanted his own personalized steak. "It was in Westchester. He wanted whole peppercorn smashed into a New York strip steak, wrapped in plastic to age it and put in the cooler, with his name on it. When he came in on a Saturday night, his steak was ready for him."

Speaking of anniversaries, some of these same employees will celebrate double-digit ones with Morton's sometime this year. Astonishing, considering the fact that Morton's has been around only since 1978; more astonishing, considering the high turnover rate in the restaurant business, 95% for staff employees, according to the National Restaurant Association, compared to Morton's of Chicago's turnover rate, which is approximately 40% lower. The difference -- employee recognition programs, continual rigorous training coupled with genuine advancement opportunities, profit sharing, health benefits and flexible work schedules. "We have a premier compensation package," says Tom Walters. It pays off for the company: employees who stay develop relationships with guests, who cherish the personal contact and become regulars.

"GARLIC IS THE CORNERSTONE OF ITALIAN CUISINE. IT IS SAID TO BE THE KETCHUP OF INTELLECTUALS."
                        Bryan Dillon, Corporate Executive Chef
                        Bertolini's Authentic Trattoria

It also allows Morton's the opportunity to become an integral part of the community. Morton's employees work with dozens of charitable groups, including the American Cancer Society, "Big Brothers" and more. Most restaurants will close once or twice a year to host a charity event, whether it benefits a local zoo or a children's organization. "Kim Owens, our catering manager in Charlotte (now at Morton's in Atlanta) did an enormous amount of work with the Leukemia Foundation," says Deborah Hinson, Morton's national catering and sales director. "It was hundreds of hours of dedicated work, and Kim was named Charlotte's Woman of the Year. It's a testimony to the caliber of people that are with this company."

Other special events are simply fun, and profitable. Three thousand people who attended the 1997 Grammy Awards in New York partied afterwards with delectables from Morton's. We were chosen for the festivities because Grammy representatives said Morton's has "some of the best cuisine in the world." Our groundbreaking, first-ever Women's Cigar Dinner received tremendous media coverage last year and was such an overwhelming success that Morton's hosted it again this year. A portion of the proceeds went to the National Coalition Against Domestic Violence. "It was an excellent networking opportunity for professional women to get together," says Hinson. "It was just wild. They let their hair down and had a wonderful evening. Many of them have become regular guests."

The winemaker dinners, cigar smokes and single malt scotch tastings are all huge draws for Morton's; in most cases, our restaurants sell out. The private Boardrooms, used for business meetings, conventions and social celebrations (including corporate events, wedding receptions, rehearsal dinners and birthdays), introduce thousands of brand-new guests every year, all exposed to Morton's for the first time.

To give the Chicago Tribune the last word: "Morton's is the Rolls Royce of steak houses."

If Morton's is the Rolls Royce of steak houses, Bertolini's might be considered the Corvette of Italian restaurants. Fun and festive with a colorful finish, it's an authentic trattoria with a zesty Northern Italian street festival atmosphere.

It's definitely different from Morton's, but its favorable reviews are similar. The readers of the Las Vegas Review-Journal say it's "the best Italian restaurant in town." Peachtree magazine in Atlanta claims the decor is "as much a feast for the eye as the food is for the palate." And as for the Los Angeles Times, well, "you're bound to be impressed."

The philosophy is also the same as Morton's. "The guest always comes first," says John Maloney, a Bertolini's area director. "We started in Las Vegas, and from the beginning we've had a great guest response. But what tore up the town was the service and the great food. That's what stole Vegas' heart." On an average day, the Las Vegas restaurant serves 1,500 meals; the extra virgin olive oil is imported from Italy, the pizzas are pulled from wood-burning ovens, the gelato is made in house and the espressos and cappuccinos are brewed fresh. But the key element is the training. Servers are literally a walking encyclopedia replete with detailed information about our Italian food and wines. Not only do they know what Fazzoletto con Funghi is -- a handkerchief sheet of fresh pasta inundated with spinach, ricotta cheese and a wild mushroom sauce -- they can even offer details about the dish. Ditto for the Tagliolini al Frutti di Mare -- that's tagliolini and lobster, shrimp and scallops with tomatoes, parmesan and a cream sauce. "When our servers get out on the floor, they absolutely must know the entire menu," says Maloney. "We want them to be able to answer any questions from our guests."

The above-and-beyond approach truly applies to the menu and to our hospitality. "We tell our people to do whatever is necessary to satisfy the dining preferences of our guests," says Bryan Dillon, Bertolini's corporate executive chef. "If there's something that's not on the menu, and if the guest wants it, and if it's humanly possible to do it, we'll do it." Every ingredient used in the Bertolini's menu is made from scratch right at the restaurant: the sauces, pastas, pizzas, and gelato. "We have a system where everything is made fresh," says Dillon. Bertolini's is very "old world," more rustic, and with large portions, a key element of all Morton's Restaurant Group restaurants. "That's what makes it personal," says Dillon. "And the guest immediately knows it." Adding to the authenticity is the Bertolini's philosophy of importing its ingredients directly from Italy. "The recipe for our pomodoro sauce is from Italy," says Geoffrey Stiles, Bertolini's vice president of operations. "So is the olive oil and the ingredients for the mascarpone cheese. We have to do it to achieve the authenticity we're looking for. The flavor profile is different from its American counterpart."

"OUR CALAMARI IS SERVED WITH A TOMATO CAPER SAUCE, AND EVERYBODY TRIES TO DUPLICATE IT. BUT NO ONE HAS."
                          John Maloney, Area Director
                          Bertolini's Authentic Trattoria

Then there's the very special "look and feel" of Bertolini's. Whether in Irvine or Indianapolis, it's informal; the restaurants are awash in bright vests, richly-colored murals, and festive Italian music. The food is prepared exhibition-style, and served on bright white tablecloths covered in butcher paper and crayons on the side -- something for the servers to scribble their names on. "There aren't many Italian restaurants that fit the niche that Bertolini's fills," says Geoffrey Stiles. "We don't try to be `sophisticated'. But we are high-energy and exciting. It's a place where I'd feel comfortable taking my wife out for a nice dinner. It's an adult-oriented restaurant that also appeals to families."

Dessert is another focal point in the traditional authentic Italian meal. The same holds true at Bertolini's, where we showcase our gelato, featuring multiple flavors made in house daily. Forty percent of our guests order dessert, with the favorites being gelato and our tiramisu, a mousse made with a mascarpone cream cheese and drenched in espresso and marsala. Guests love the gelato dessert display; it's another visually appealing component of the Bertolini's experience.

When it comes to our people, Bertolini's adopts the Morton's strategy. The interview and orientation process is lengthy, not perfunctory. "We're very particular about who we bring on board," says John Maloney. "We attract a unique individual, someone who truly believes in what we're doing, both with food and guest hospitality." Bertolini's has a strong "promote from within" policy. Every quarter, top employees undergo extensive training in every conceivable area, from dining room work to dishwashing. Managers take all sorts of self-improvement seminars, including time management, employee relations, and stress management. There's also a major emphasis on community service. "We're involved with many local organizations, including the Valley Forge Youth Academy and Swarthmore College," says Bruce Myers, general manager of Bertolini's at King of Prussia. "Make-a-Wish Foundation used the proceeds from our opening charity event to set up a shopping spree at the mall for some terminally ill children. Seeing the children benefit from this event made it all worthwhile."

Great food, superb service, a devotion to the highest quality ingredients, a commitment to our people and a generous corporate spirit constantly giving back to the community: these are just a few of the reasons why Morton's Restaurant Group continues its strong and steady growth. We are a company that has consistently kept its commitment to providing guests with an exceptional experience -- and clearly one that is equally committed to carefully growing its business.

                                SIDEBAR FEATURES

Boardroom Benefits
The Morton's of Chicago private Boardrooms -- used for business meetings, corporate dinners and social celebrations, such as anniversaries, birthday parties, graduations and rehearsal dinners -- are now taking the next step. Like the new downtown Washington D.C. Morton's, which may be the Boardroom "Capitol" of the country. It opened earlier this year with five Boardrooms, the most of any Morton's restaurant. Almost any kind of celebration or dinner can be held there; the Boardrooms work for groups ranging from six to 160. They're fully equipped with state-of-the-art audio-visual equipment, should you need to make a presentation before, during or after dinner. (All A-V equipment is bipartisan and works equally well for Democrats, Republicans or Independents.) Whatever your party, our Boardrooms are the perfect place to have a party, whether it be a business luncheon or a dynamic dinner event.

--------------------------------------------------------------------------------

Destination Bertolini's
True, Bertolini's is changing the concept of dining at the nation's top retail centers. At the moment, most Bertolini's are located inside upscale malls and entertainment centers, whether it's The Forum Shops at Caesars Palace, The Spectrum in Irvine, California, The Mall at King of Prussia, or Circle Centre in Indianapolis. While Bertolini's is the place to be even if you don't have any shopping to do, the plan is to eventually take its initial design and adapt it to other types of locations - to make it a destination in itself. We believe that the Bertolini's concept is so flexible it can work in practically any major metropolitan area in the United States, including high-traffic downtown centers, business areas and free-standing sites. Stay tuned.

--------------------------------------------------------------------------------

www.mortons.com
So your eyes are feasting on the Morton's double porterhouse? Or is it a mouthwatering plate of Bertolini's Tagliolini al Frutti di Mare? Or are you just taking a long look at our fabulous menu? Whatever, all that doesn't necessarily mean you're actually at a Morton's of Chicago or Bertolini's Authentic Trattoria. Now you can check us out on-line. Welcome to Morton's Restaurant Group on the world wide web, the most desired dining destination on the Internet. Between actual visits to Morton's and Bertolini's, feel free to look at the latest on our menus, visit our nationwide locations and catch up on our latest company news, restaurant reviews, financial information, company history and upcoming special events and restaurant openings. The Morton's Restaurant
Group web site..... it's the next best thing to being there. Please E-Mail us at
mrg@mortons.com

--------------------------------------------------------------------------------

The Bull...
The Bear...
The Beef.

MRG Specialists at NYSE. What's it like on the trading floor of the New York Stock Exchange? Well, grab a minute (if you can) with Jimmy Enrich, a Specialist with Equitrade. He'll tell you that working the trading floor is like performing on Broadway -- a constant adrenaline buzz, but in this case, there's no script and the cast of characters changes every day. His partner, Joe McCarthy, has been a top NYSE floor specialist for 15 years. He is responsible for trading

Morton's Restaurant Group common stock (NYSE: MRG). The added bonus of working on Wall Street... the fact that our Morton's of Chicago steakhouse is nearby at 90 West Street... steps away from the hectic pace of the trading floor.

Equitrade is one of three dozen specialist firms on the NYSE. It specializes in over 100 issues.

--------------------------------------------------------------------------------

Prime Aged Beef in its Prime
Tender and flavorful USDA prime aged beef -- it's what our guests crave.
Proof positive is Morton's of Chicago's growth; in the last eight years, we've grown from nine restaurants to thirty-five restaurants, and our sales are five times what they were in 1988. True, we believe much of that's due to our great food and hospitality. But there's another reason why a fine dining steakhouse like Morton's is becoming an American icon -- because it's such a treat. "Steak takes center stage when people eat out," says Tom Walters, president of Morton's of Chicago. "It's the nation's top pick." Trends clearly show that diners want red meat when they're having a "meal celebration" -- whether it's business related or a social celebration. What's more, beef consumption is on a two-year rise after more than a decade of decline. And many industry experts say Morton's is one of the best-positioned companies to benefit from this new demand.

--------------------------------------------------------------------------------

The Real Deal
At Bertolini's, when we say our trattorias provide authentic Italian cuisine, we mean it. Here's a sampling of some of the ingredients we import directly from
Italy: the ingredients for the pomodoro and cream sauces, the gelato ingredients we use to prepare all of our 130 flavors, the mascarpone and mozzarella cheese ingredients, and the extra virgin olive oil that's served at the table so guests can enjoy it with the Pizzetta Bertolini. True, there's an easier way to do it: we could simply buy cheaper ingredients. But if we did that, we would lose the authenticity of our true Italian dishes. By importing directly from Italy, you can be assured that Bertolini's goes not only the extra mile -- but thousands of miles to bring its guests the very best.

                MORTON'S RESTAURANT GROUP, INC. AND SUBSIDIARIES

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

1996 Compared to 1995

      Revenues increased $20.0 million, or 11.5%, to $193.4 million for fiscal 1996 from $173.4 million during fiscal 1995. Of the increase, $21.4 million was attributable to incremental revenues from nine new restaurants opened after January 1, 1995 and $4.1 million, or 2.6%, of additional comparable revenues from restaurants open all of both periods. Offsetting these increases was a reduction of $5.5 million from Mick's and Peasant restaurants closed during fiscal 1996. Average sales per restaurant open for the full year increased 11.3%. In addition, higher revenues for fiscal 1996 reflect the impact of price increases of approximately 1% in November 1996 for Morton's of Chicago and approximately 2% in April 1995 for Mick's and Peasant. The Company operated 67 restaurants as of December 29, 1996 (including 34 Morton's of Chicago steakhouses, 7 Bertolini's, 18 Mick's, and 8 Peasants) and 71 restaurants as of December 31, 1995 (including 30 Morton's of Chicago steakhouses, 6 Bertolini's, 25 Mick's, and 10 Peasants).

      Mick's and Peasant restaurants have generated lower than anticipated revenues which are adversely impacting average restaurant revenues and earnings trends. Additionally, as reflected in the table below, the fiscal 1996 period was adversely impacted by declines in the comparable restaurant revenues in the Mick's and Peasant restaurant groups, offset by increases in the Morton's and Bertolini's restaurant groups. The Atlanta market, where 22 of the Company's restaurants are located, has become increasingly competitive. As discussed in
Note 3 to the Company's consolidated financial statements, the Company completed the sale of an 80.1% interest in its Atlanta-based Mick's and Peasant restaurant groups.

      Percentage changes in comparable revenues for fiscal 1996 versus fiscal 1995 for restaurants open all of both years are as follows:

                                            Percentage Change
                                            -----------------

                           Morton's               9.2%
                           Bertolini's            3.7%
                           Mick's                (7.8)%
                           Peasant               (8.3)%
                           Total                  2.6%

      The Company believes that revenues for the first quarter of fiscal 1996 were adversely affected by severe winter storms in January 1996. The Company believes that the Olympic Games which were held in Atlanta in July 1996 had a favorable impact on Atlanta-based restaurant revenues for that period.

      Food and beverage costs increased from $57.7 million for fiscal 1995, to $64.7 million for fiscal 1996. Offsetting these increases was a reduction of approximately $1.8 million due to the Mick's and Peasant restaurants closed during fiscal 1996. These costs as a percentage of revenues increased 0.2% for the period.

      Restaurant operating expenses, which include labor, occupancy and other operating expenses, increased from $85.9 million for fiscal 1995 to $92.4 million for fiscal 1996, an increase of $6.5 million. Those costs as a percentage of revenues decreased 1.7% from 49.5% for fiscal 1995 to 47.8% for fiscal 1996. Offsetting these increases was a reduction of approximately $4.8 million for fiscal 1996 due to the nine Mick's and Peasant restaurants closed during the period. In addition, restaurant occupancy expense does not include approximately $1.5 million for the Remaining Restaurants (see Note 3 to the Company's consolidated financial statements) which has been charged against the accrual for lease exit costs. The 1996 period increase in costs related to the added costs of operating nine additional restaurants opened after January 1, 1995.

      Depreciation, amortization and other non-cash charges were $6.5 million for fiscal 1996 versus $6.3 million in fiscal 1995. The fiscal 1996 period increase is due to increased start-up cost amortization resulting from increased development in fiscal 1996 from fiscal 1995, offset by the exclusion of depreciation and amortization related to Mick's and Peasant of approximately $0.4 million recorded in the first quarter of fiscal 1995. Such depreciation and amortization was discontinued in the second quarter of 1995 pursuant to Statement 121 (see Note 3 to the Company's consolidated financial statements).

      General and administrative expenses for fiscal 1996 were $14.3 million versus $14.1 million for fiscal 1995. Such costs as a percentage of revenues were 7.4% for fiscal 1996 as compared to 8.1% in fiscal 1995, representing a decrease of 0.7%.

      Marketing and promotional expenses were $4.4 million, or 2.3% of revenues, for fiscal 1996 compared to $4.4 million, or 2.5% of revenues, for fiscal 1995. These expenses reflect an increase driven by incremental costs associated with restaurant development offset by a reduction of approximately $0.2 million due to the closure of certain Mick's and Peasant restaurants during the period.

      Interest expense, net of interest income, increased to $2.3 million for fiscal 1996 from $1.8 million for fiscal 1995. This increase is a result of higher outstanding debt balances.

      During fiscal 1995, the Company recorded a charge of approximately $2.2 million related to the settlement of a lawsuit, and associated legal and related costs, which had been pending in the United States District Court for the District of Nevada (see Note 15 to the Company's consolidated financial statements).

      In connection with the Company's plan to sell or otherwise dispose of the Mick's and Peasant restaurant groups, the Company recorded a charge of $15.5 million in fiscal 1995 to write-down certain assets held for sale and to accrue related lease exit costs. During fiscal 1996, the Company recorded an additional charge of $11.5 million in connection with the sale of an 80.1% interest in its Atlanta-based Mick's and Peasant restaurants (see Note 3 to the Company's consolidated financial statements).

      An income tax benefit of $4.5 million and $0.8 million for fiscal 1996 and fiscal 1995, respectively, is the result of utilization of the Company's net operating loss carryforwards, additional deferred tax assets relating to FICA and other tax credits generated during fiscal 1996, and a reassessment of the valuation allowance against deferred tax assets (see Note 8 to the Company's consolidated financial statements).

1995 Compared to 1994

      Revenues increased $17.1 million, or 10.9%, to $173.4 million for fiscal 1995 from $156.3 million during fiscal 1994. Of the increase, $12.9 million was attributable to incremental revenues from seventeen new restaurants opened after January 1, 1994 and $4.5 million, or 3.2%, of additional comparable revenues from restaurants open all of both periods. Average sales per restaurant open for the full year decreased 3.1%. Included in fiscal 1994 was consulting fee income of $0.25 million. In addition, higher revenues for fiscal 1995 reflect the impact of price increases of approximately 2% in November 1994 for Morton's of

Chicago and approximately 2% in April 1995 for Mick's and Peasant. The Company operated 71 and 67 restaurants as of December 31, 1995 and January 1, 1995, respectively.

      Mick's and Peasant restaurants have generated lower than anticipated revenues which are adversely impacting average restaurant revenues and earnings trends. Additionally, as reflected in the table below, the fiscal 1995 period was adversely impacted by declines in the comparable restaurant revenues in the Mick's and Peasant restaurant groups, offset by increases in the Morton's and Bertolini's restaurant groups. The Atlanta market, where 22 of the Company's restaurants are located, has become increasingly competitive and may continue to adversely impact comparable restaurant revenues and operating results. As discussed in Note 3 to the Company's consolidated financial statements, the Company approved a plan for the sale of the Mick's and Peasant restaurant groups. Operating results for Mick's and Peasant restaurant groups during the period they are being held for sale may continue to be adversely impacted.

      Percentage changes in comparable revenues for fiscal 1995 versus fiscal 1994 for restaurants open all of both years are as follows:

                                            Percentage Change
                                            -----------------

                           Morton's               9.6%
                           Bertolini's            9.1%
                           Mick's                (8.2)%
                           Peasant               (1.3)%
                           Total                  3.2%

      The Company believes that revenues for the first quarter of fiscal 1994 were adversely affected by numerous and exceptionally severe winter storms, particularly in Mick's and Peasant restaurant groups.

      Food and beverage costs increased from $52.3 million for fiscal 1994, to $57.7 million for fiscal 1995. These costs as a percentage of revenues decreased 0.2% for the period.

      Restaurant operating expenses which include labor, occupancy and other operating expenses, increased from $76.5 million for fiscal 1994 to $85.9 million for fiscal 1995, an increase of $9.4 million. Those costs as a percentage of revenues increased 0.6% from 48.9% for fiscal 1994 to 49.5% for fiscal 1995. The increase in costs relates to the added costs of operating seventeen additional restaurants opened after

January 1, 1994. Contributing to the increase of 0.6% as a percentage of revenues are restaurant operating expenses for several Mick's restaurants which opened in new markets during fiscal 1994 and generated lower than anticipated revenues and are adversely impacting earnings trends.

      Depreciation, amortization and other non-cash charges were $6.3 million for fiscal 1995 versus $8.9 million in fiscal 1994. The fiscal 1995 period decrease is due to decreased start-up cost amortization resulting from reduced development in the latter part of fiscal 1994 and during fiscal 1995, as well as the exclusion of 1995 second, third and fourth quarter depreciation and amortization related to Mick's and Peasant restaurant groups. The amount of such depreciation and amortization was approximately $1.2 million in fiscal 1994 (see
Note 3 to the Company's consolidated financial statements).

      General and administrative expenses for fiscal 1995 were $14.1 million versus $12.3 million for fiscal 1994. Such costs as a percentage of revenues were 8.1% for fiscal 1995 as compared to 7.8% in fiscal 1994, representing an increase of 0.3%. The increase in such expense is driven by incremental costs associated with operating seventeen additional restaurants since January 1, 1994.

      Marketing and promotional expenses were $4.4 million, or 2.5% of revenues, for fiscal 1995 compared to $2.6 million, or 1.6% of revenues, for fiscal 1994. The increase is driven by incremental costs associated with restaurant development and increased advertising expenditures in the Atlanta region for Mick's restaurants.

      Interest expense, net of interest income, increased to $1.8 million for fiscal 1995 from $0.7 million for fiscal 1994. This increase is a result of higher outstanding debt balances and higher interest rates.

      During the fourth quarter of fiscal 1994, the Company decided to suspend development of future Mick's and Peasant restaurants and wrote off approximately $0.6 million of related development costs incurred through the architectural and pre-construction stages for locations which the Company decided not to further pursue. No such charges were recorded during fiscal 1995.

      Included in fiscal 1994 is a charge of $5.5 million related to the write-off of the Company's preferred stock minority investment in Santa Fe USA, Inc. ("Santa Fe") (See Note 4 to the Company's consolidated financial statements).

      An income tax benefit of $0.8 million and $2.7 million for fiscal 1995 and fiscal 1994, respectively, is the result of utilization of the Company's net operating loss carryforwards, additional deferred tax assets relating to FICA and other tax credits generated during fiscal 1995, and a reassessment of the valuation allowance against deferred tax assets (see Note 8 to the Company's consolidated financial statements).

Liquidity and Capital Resources

      In the past, the Company has had, and may have in the future, negative working capital balances. The Company does not have significant receivables or inventories and receives trade credit based upon negotiated terms in purchasing food and supplies. Funds available from cash sales not needed immediately to pay for food and supplies or to finance receivables or inventories were used for noncurrent capital expenditures and or payments of long-term debt balances under revolving credit agreements.

      The Company and The First National Bank of Boston ("FNBB") entered into the Second Amended and Restated Revolving Credit and Term Loan Agreement, dated June 19, 1995 as amended from time to time (collectively the "Credit Agreement"), pursuant to which the Company's then existing credit facility was restructured and amended to, among other things, increase the credit facility from $25,000,000 to $30,000,000, consisting of a $15,000,000 term loan (the
"Term Loan") and a $15,000,000 revolving credit facility (the "Revolving Credit Facility") and to extend the final maturity date one year to December 31, 2001. Loans made pursuant to the Credit Agreement bear interest at a rate equal to the lender's base rate (plus applicable margin) or, at the Company's option, the Eurodollar Rate (plus applicable margin). At December 29, 1996, the Company's applicable margin, calculated pursuant to the Credit Agreement, was 0.25% on base rate loans and 2.25% on Eurodollar Rate loans. The Company has no outstanding futures contracts or interest rate hedge agreements.

      During fiscal 1996, FNBB syndicated portions of the Term Loan and the Revolving Credit Facility of the Credit Agreement to two additional lenders, Imperial Bank and Heller Financial. FNBB, as agent for the Lenders, receives an annual fee of $10,000 paid by the Company.

      As of the end of fiscal 1996 and fiscal 1995, the Company had outstanding borrowings of $24,900,000 and $23,650,000, respectively, under the Credit Agreement. At December 29, 1996, $399,000 was restricted for letters of credit issued by the lender on behalf of the Company. Unrestricted and undrawn funds available to the Company under the Credit Agreement were $4,701,000 as of December 29, 1996. The weighted average interest rate on all bank borrowings on December 29, 1996 was 7.77%. In addition, the Company is obligated to pay fees of 0.25% on unused loan commitments less than $10,000,000, 0.375% on unused loan commitments greater than $10,000,000 and a per annum letter of credit fee (based on the face amount thereof) equal to the applicable margin on the Eurodollar Rate loans.

      The availability under the Credit Agreement is scheduled to be reduced by $800,000 on September 30, 1997 and thereafter principal installments on the Term Loan of $800,000 each will be due at the end of each calendar quarter through December 31, 2001. The Revolving Credit Facility will be payable in full on December 31, 2001. Borrowings under the Credit Agreement are secured by all tangible and intangible assets of the Company. Total amounts of principal payable by the Company under the Credit Agreement during the five years subsequent to December 29, 1996 amount to $1,600,000 in 1997, $3,200,000 in 1998, $3,200,000 in 1999, $3,200,000 in 2000, and $13,700,000 in 2001. As
discussed in Note 3 to the Company's consolidated financial statements, the Company has completed the sale of an 80.1% interest in its Mick's and Peasant Atlanta-based restaurants. Net cash proceeds from the sale were used to reduce the Company's Revolving Credit Facility.

      The Credit Agreement contains certain restrictive covenants with respect to the Company that, among other things, create limitations (subject to certain exceptions) on: (i) the incurrence or existence of additional indebtedness or the granting of liens on assets or contingent obligations; (ii) the making of investments in any person; (iii) mergers, dispositions of assets or consolidations; (iv) prepayment of certain other indebtedness; (v) making capital expenditures above specified amounts; and (vi) the ability to make certain fundamental changes or to change materially the present method of conducting the Company's business. The Credit Agreement also requires the Company to satisfy certain financial ratios and tests. As of December 29, 1996, the Company believes it was in compliance with such covenants.

      In March 1997, a subsidiary of the Company and CNL Financial I, Inc. ("CNL") entered into a $2,500,000 loan agreement (the "CNL Loan"). Monthly principal and interest payments will be made over the ten-year term of the loan. Proceeds from the CNL Loan were used to reduce the Company's Revolving Credit Facility.

      In July 1994, the Company entered into an agreement to purchase 9% of the outstanding 11% of common stock of Peasant Holding Corp. ("Peasant Holding") from one of the two remaining minority holders of Peasant Holding common stock. The purchase price of the shares was approximately $1,985,000 plus interest calculated at 5%, which was paid in installments through March 1996.

      During fiscal 1996, the Company's net investment in fixed assets and related investment costs, net of capitalized leases, approximated $9.8 million. The Company estimates that it will expend up to an aggregate of $12.0 million in 1997 to finance ordinary refurbishment of existing restaurants and preopening costs and capital expenditures, net of landlord development and rent allowances and net of equipment lease financing, for new restaurants. The Company has entered into various equipment lease financing agreements with several financial institutions of which approximately $8.4 million in the aggregate has been funded from February 1994 through March 1997 and $5.7 million in the aggregate is available for future fundings. The Company anticipates that funds generated through operations and funds available through equipment lease commitments as well as those available under the Credit Agreement will be sufficient to fund planned expansion.

      At December 29, 1996, the Company had net operating loss carryforwards for federal income tax purposes of approximately $4.7 million expiring by 2007 and various state income tax net operating loss carryforwards. Approximately $1.4 million of the Company's deferred tax asset related to the write-off of Santa Fe represents a capital loss. Additionally, as of December 29, 1996, the Company had approximately $2.6 million in FICA and other tax credits available to reduce income taxes payable in future years expiring by 2011. As a result of the Company's equity offerings in 1992, certain limitations apply on the maximum annual amount of the net operating loss carryforward and credit carryforwards which may be utilized by the Company to offset taxable income in future periods.

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible and net operating losses can be carried forward. Management considers projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical income of the Morton's of Chicago and Bertolini's restaurants and projections of future taxable income over the next two to three years, management believes it is more likely than not that the Company will realize its net deferred tax asset. Deferred tax assets arising from capital losses have been fully reserved for since the Company has no capital gains to offset such losses.

Inflation

      The impact of inflation on labor, food and occupancy costs can significantly affect the Company's operations. Many of the Company's employees are paid hourly rates related to the Federal minimum wage. Food costs as a percentage of net sales have been somewhat stable due to procurement efficiencies and menu price adjustments. The Company currently does not engage in any futures contracts and all purchases are made at prevailing market prices. Building costs, taxes, maintenance and insurance costs all have an impact on the Company's occupancy costs, which continued to increase during the period. Management believes the current practice of maintaining operating margins through a combination of menu price increases and cost controls, careful evaluation of property and equipment needs, and efficient purchasing practices is its most effective tool for coping with inflation.

Seasonality

      The Company's business is somewhat seasonal in nature, with revenues being less in the third quarter than in other quarters primarily due to Morton's reduced summer volume. It is possible, given the sale of Mick's and Peasant, as discussed in Note 3 to the Company's consolidated financial statements, that the Company's revenues will become more seasonal in nature. The following table sets forth historical unaudited quarterly revenues for the Company's restaurants which were open for the entire period from January 1, 1994 to December 31, 1995 (52 restaurants), and for the entire period from January 1, 1995 to December 29, 1996 (57 restaurants):

                         Comparable Restaurant Revenues
                                 (in thousands)

                       1994               1995              1995             1996
                       ----               ----              ----             ----
                           52 restaurants                     57 restaurants
                           --------------                     --------------
                    $        %        $        %        $        %        $        %
                    -        -        -        -        -        -        -        -
First Quarter     35,123    25.6    36,873    26.0    42,879    26.9    43,526    26.6
Second Quarter    33,008    24.0    33,952    23.9    38,300    24.1    39,388    24.1
Third Quarter     31,732    23.1    32,190    22.7    35,498    22.3    37,508    23.0
Fourth Quarter    37,552    27.3    38,851    27.4    42,562    26.7    42,912    26.3
                 -------   -----   -------   -----   -------   -----   -------   -----
                 137,415   100.0   141,866   100.0   159,239   100.0   163,334   100.0
                 =======   =====   =======   =====   =======   =====   =======   =====

      The Company believes that revenues for the first quarter of fiscal 1994 were adversely affected by numerous and exceptionally severe winter storms, particularly in Mick's and Peasant restaurant groups and that the severe winter storms in January 1996 also impacted fiscal 1996 first quarter revenues. The Company believes that the Olympic Games which were held in Atlanta in July 1996 had a favorable impact on Atlanta-based restaurant revenues for that period.

Forward-Looking Statements

      Except for the historical information contained in this annual report, certain statements made herein are forward-looking statements that involve risks and uncertainties and are subject to important factors that could cause actual results to differ materially from these forward-looking statements, including without limitation, the effect of economic and market conditions, the impact of competitive activities, the Company's expansion plans, restaurant profitability levels and other risks detailed in the Company's public reports and SEC filings.

                          Independent Auditors' Report

The Board of Directors and Stockholders
Morton's Restaurant Group, Inc.:

We have audited the accompanying consolidated balance sheets of Morton's Restaurant Group, Inc. and subsidiaries as of December 29, 1996 and December 31, 1995 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 29, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Morton's Restaurant Group, Inc. and subsidiaries as of December 29, 1996 and December 31, 1995 and the results of their operations and their cash flows for each of the years in the three-year period ended December 29, 1996, in conformity with generally accepted accounting principles.

As discussed in Notes 2(k) and 3 of the notes to consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," in 1995.

                                              KPMG PEAT MARWICK LLP

Jericho, New York
February 7, 1997

                MORTON'S RESTAURANT GROUP, INC. AND SUBSIDIARIES

                           Consolidated Balance Sheets

                     December 29, 1996 and December 31, 1995

                    (amounts in thousands, except share data)

                                                                      December 29,   December 31,
Assets                                                                    1996          1995
------                                                                    ----          ----
Current assets:
     Cash and cash equivalents                                          $ 2,276       $ 2,351
     Accounts receivable                                                  2,116         2,575
     Inventories                                                          4,254         3,465
     Landlord construction receivables,
        prepaid expenses and other current assets                         2,408         2,157
     Deferred income taxes                                                3,808         2,280
     Assets held for sale                                                12,474        22,583
                                                                        -------       -------
             Total current assets                                        27,336        35,411
                                                                        -------       -------

Property and equipment, at cost:
     Furniture, fixtures and equipment                                   13,552         8,304
     Leasehold improvements                                              14,188         7,050
     Construction in progress                                             1,284         6,618
                                                                        -------       -------
                                                                         29,024        21,972
     Less accumulated depreciation and amortization                       4,353         2,593
                                                                        -------       -------
             Net property and equipment                                  24,671        19,379
                                                                        -------       -------
Intangible assets, net of accumulated amortization of $3,054 at
  December 29, 1996 and $2,654 at December 31, 1995                      12,941        13,341
Other assets and deferred expenses, net of accumulated amortization of
  $3,963 at December 29, 1996 and $1,306 at December 31, 1995             5,909         5,057
Deferred income taxes                                                     6,129          --
                                                                        -------       -------

                                                                        $76,986       $73,188
                                                                        =======       =======

                                                                     (Continued)

                MORTON'S RESTAURANT GROUP, INC. AND SUBSIDIARIES

                     December 29, 1996 and December 31, 1995

                    (amounts in thousands, except share data)

                                                                    December 29,  December 31,
Liabilities and Stockholders' Equity                                    1996         1995
------------------------------------                                    ----         ----
Current liabilities:
     Accounts payable                                                $  4,694     $  6,904
     Accrued expenses                                                   7,795        4,499
     Accrued income taxes                                                 700          538
     Current portion of note payable to related party                    --            483
     Liabilities related to assets held for sale                       12,134       13,995
                                                                     --------     --------
            Total current liabilities                                  25,323       26,419
                                                                     --------     --------

Bank debt                                                              24,900       23,650
Other liabilities                                                       5,676        4,079
                                                                     --------     --------
            Total liabilities                                          55,899       54,148
                                                                     --------     --------

Commitments and contingencies

Stockholders' equity:
    Preferred stock, $.01 par value per share
      Authorized 3,000,000 shares, no shares issued or outstanding       --           --
    Common stock,  $.01 par value per share.  Authorized 25,000,000 shares, issued and outstanding 6,443,673 at December 29, 1996
      and 6,367,093 at December 31, 1995                                   64           64
    Nonvoting common stock, $.01 par value per share. Authorized
      3,000,000 shares, no shares issued or outstanding                  --           --
    Additional paid-in capital                                         61,632       61,350
    Accumulated deficit                                               (40,609)     (42,374)
                                                                     --------     --------

            Total stockholders' equity                                 21,087       19,040
                                                                     --------     --------

                                                                     $ 76,986     $ 73,188
                                                                     ========     ========

See accompanying notes to consolidated financial statements.

                MORTON'S RESTAURANT GROUP, INC. AND SUBSIDIARIES

                      Consolidated Statements of Operations

      Years ended December 29, 1996, December 31, 1995, and January 1, 1995

                  (amounts in thousands, except per share data)

                                                        December 29,   December 31,  January 1,
                                                            1996          1995          1995
                                                            ----          ----          ----
Revenues                                                 $ 193,378     $ 173,373     $ 156,319

Food and beverage costs                                     64,723        57,734        52,338
Restaurant operating expenses                               92,382        85,891        76,494
Depreciation, amortization and other non-cash charges        6,454         6,321         8,907
General and administrative expenses                         14,333        14,115        12,264
Marketing and promotional expenses                           4,431         4,407         2,557
Interest expense, net                                        2,297         1,829           696
Litigation settlement and related expenses                    --           2,240          --
Write-down and related charges for net assets held
   for sale                                                 11,500        15,500          --
Write-off of restaurant development costs                     --            --             597
Write-off of preferred stock investment in affiliate          --            --           5,506
                                                         ---------     ---------     ---------

   Loss before income taxes                                 (2,742)      (14,664)       (3,040)

Income tax benefit                                          (4,507)         (756)       (2,704)
                                                         ---------     ---------     ---------

   Net income (loss)                                     $   1,765     $ (13,908)    $    (336)
                                                         =========     =========     =========

Net income (loss) per share                              $    0.26     $   (2.18)    $   (0.05)
                                                         =========     =========     =========

Weighted average shares and equivalents outstanding          6,792         6,367         6,367
                                                         =========     =========     =========

See accompanying notes to consolidated financial statements.

                MORTON'S RESTAURANT GROUP, INC. AND SUBSIDIARIES

                 Consolidated Statements of Stockholders' Equity

      Years ended December 29, 1996, December 31, 1995 and January 1, 1995

                             (amounts in thousands)

                                                   Additional                     Total
                                       Common       Paid-In      Accumulated   Stockholders'
                                       Stock        Capital        Deficit        Equity
                                       -----        -------        -------        ------

Balance at December 31, 1993          $    64      $ 61,330       $(28,130)      $ 33,264
Issuance of restricted stock             --              20           --               20
Net loss                                 --            --             (336)          (336)
                                      -------      --------       --------       --------

Balance at January 1, 1995                 64        61,350        (28,466)        32,948
Net loss                                 --            --          (13,908)       (13,908)
                                      -------      --------       --------       --------

Balance at December 31, 1995               64        61,350        (42,374)        19,040
Exercise of stock options                --             282           --              282
Net income                               --            --            1,765          1,765
                                      -------      --------       --------       --------

Balance at December 29, 1996          $    64      $ 61,632       $(40,609)      $ 21,087
                                      =======      ========       ========       ========

See accompanying notes to consolidated financial statements.

                MORTON'S RESTAURANT GROUP, INC. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

      Years ended December 29, 1996, December 31, 1995, and January 1, 1995

                             (amounts in thousands)

                                                                       December 29,   December 31,   January 1,
                                                                           1996          1995          1995
                                                                           ----          ----          ----
Cash flows from operating activities:
   Net income (loss)                                                     $  1,765      $(13,908)     $   (336)
   Adjustments to reconcile net income (loss) to net
   cash provided by operating activities:
    Depreciation of property and equipment                                  1,534         1,112         1,678
    Amortization of intangible assets                                         400           461           636
    Amortization of other deferred expenses                                 3,722         3,337         5,346
    Deferred occupancy costs                                                  798         1,411         1,269
    Deferred income taxes                                                  (5,477)       (1,006)       (2,837)
    Write-down and related charges for net assets held for sale            11,500        15,500          --

    Write-off of preferred stock investment in
      affiliate                                                              --            --           5,506
    Write-off of restaurant development costs                                --            --             597
    Change in assets and liabilities:
        Accounts receivable                                                   351          (899)         (546)
        Inventories                                                          (456)         (398)       (1,261)
        Prepaid expenses and other assets                                     122           212        (1,489)
        Accounts payable, accrued expenses and other liabilities           (6,050)          751          (251)
        Accrued income taxes                                                  450          (605)          (13)
                                                                         --------      --------      --------

            Net cash provided by operating activities                       8,659         5,968         8,299
                                                                         --------      --------      --------

Cash flows from investing activities:
   Purchases of property and equipment                                     (5,297)       (6,628)       (6,783)
   Payments for start-up costs, licenses and other deferred expenses       (4,486)       (3,236)       (4,164)

   Payments for investment in preferred stock of and loans to
      affiliate                                                              --            --          (2,465)
   Cash paid to minority holder for common stock of subsidiary               (483)         (535)         (967)
                                                                         --------      --------      --------

            Net cash used by investing activities                         (10,266)      (10,399)      (14,379)
                                                                         --------      --------      --------

                                                                     (Continued)

                MORTON'S RESTAURANT GROUP, INC. AND SUBSIDIARIES

                             (amounts in thousands)

                                                       December 29,  December 31,  January 1,
                                                           1996         1995          1995
                                                           ----         ----          ----
Cash flows from financing activities:
   Decrease in bank overdraft                             $  --        $  (574)     $   (461)
   Principal reduction on bank debt                        (4,750)      (4,150)       (2,650)
   Proceeds from bank debt                                  6,000        7,475        10,275
   Net proceeds from issuance of stock                        282         --              20
                                                          -------      -------      --------

            Net cash provided by financing activities       1,532        2,751         7,184
                                                          -------      -------      --------

Net increase (decrease) in cash and cash equivalents          (75)      (1,680)        1,104

Cash and cash equivalents at beginning of year              2,351        4,031         2,927
                                                          -------      -------      --------

Cash and cash equivalents at end of year                  $ 2,276      $ 2,351      $  4,031
                                                          =======      =======      ========

See accompanying notes to consolidated financial statements.

                MORTON'S RESTAURANT GROUP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

            December 29, 1996, December 31, 1995 and January 1, 1995

(1) Organization and Other Matters

     Morton's Restaurant Group, Inc., formerly known as Quantum Restaurant Group, Inc., ("Company"), was incorporated in the State of Delaware in October 1988 and is engaged in the business of owning and operating restaurants.

     In 1988, the Company acquired 89% of the outstanding common stock of a predecessor company of Peasant Holding Corp. ("Peasant Holding"), the holding company for The Peasant Restaurants, Inc. ("Peasant") and Mick's Restaurants, Inc. ("Mick's"). The acquisition was accounted for using the purchase method of accounting. During 1994, the Company purchased 9% of the outstanding 11% of common stock of Peasant Holding from one of the two remaining minority holders for approximately $1,985,000 (see Note 12). During 1995, the Company approved a plan to sell its Mick's and Peasant Restaurants, and on February 6, 1997, the Company completed the sale of its Atlanta-based Mick's and Peasant restaurants (see Note 3).

     In 1989, the Company acquired 100% of the outstanding common stock, preferred stock, stock options and common stock warrants of Porterhouse, Inc. and subsidiaries, which do business as Morton's of Chicago ("Morton's"), a national restaurant group. The acquisition was accounted for using the purchase method of accounting.

     During fiscal 1994, the Company changed its fiscal reporting period from a calendar basis, with a December 31 year end, to a fiscal year basis ending on the closest Sunday to December 31. The fiscal year consists of 52 weeks and approximately every six or seven years, a 53rd week will be added. The Company believes the effect of the change was not material to the Company's financial statements.

(2) Summary of Significant Accounting Policies

     (a) Principles of Consolidation

     The consolidated financial statements include the accounts and results of operations of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The minority interest in Peasant Holding's losses were allocated to the minority interest in the equity capital of Peasant Holding. To the extent such losses exceed the minority interest in the equity capital of Peasant Holding, they have been charged to the Company.

     (b) Inventories

     Inventories consist of food, beverages, and supplies and are recorded at the lower of cost or market. Cost is determined using the first-in, first-out
(FIFO) method.

     (c) Property and Equipment

      Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the related assets. Improvements to leased premises and property under capital leases are amortized on the straight-line method over the shorter of the lease term, including planned extensions, or estimated useful lives of the improvements. In fiscal 1996, 1995, and 1994, interest costs during the construction period for leasehold improvements of $202,500, $235,000, and $496,400, respectively, were capitalized.

     (d) Other Assets and Deferred Expenses

     The Company defers certain organizational and start-up costs associated with the opening of each new restaurant. Such costs are amortized over the 12 months following the restaurant's opening. Unamortized start-up costs of $3,472,000 and $2,849,000 at the end of fiscal 1996 and 1995, respectively, are included in "Other assets and deferred expenses" in the accompanying consolidated balance sheets. Also included in "Other assets and deferred expenses" are smallwares of $1,775,000 at the end of fiscal 1996 and $1,515,000 at the end of fiscal 1995. In addition, included in "Assets held for sale" are $760,000 and $1,400,000 of smallwares at the end of fiscal 1996 and 1995, respectively.

     (e) Income Taxes

      The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("Statement 109"). Statement 109 requires a change from the deferred method of accounting for income taxes of APB Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (f) Intangible Assets

     Intangible assets arose from the acquisitions of Peasant Holding and Morton's (see Note 1). Amortization is being recognized on a straight-line basis over forty years for goodwill. During fiscal 1994, additional goodwill of approximately $1,985,000 was recorded in connection with the purchase of Peasant Holding common stock from a minority holder (see Note 12). Coincident with the adoption of Statement 121 (see Note 3), Mick's and Peasant unamortized goodwill of $8,077,000 was reclassified to "Assets held for sale".

     (g) Marketing and Promotional Expenses

     Marketing and promotional expenses in the accompanying consolidated statements of operations include advertising expenses of $2,875,000, $3,026,000, and $920,000 for fiscal 1996, 1995 and 1994, respectively.

     (h) Statements of Cash Flows

     For the purposes of the consolidated statements of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. The Company paid cash interest and fees, net of amounts capitalized, of approximately $2,141,000, $1,798,000, and $720,000 and income taxes of approximately $977,000, $894,000 and $360,000, for fiscal 1996, 1995 and 1994, respectively. During fiscal 1996, 1995 and 1994, the Company entered into capital lease finance agreements of approximately $2,346,000, $2,069,000 and $522,000, respectively, for restaurant equipment. In 1994, the Company purchased a minority interest from a Peasant Holding stockholder for cash and a note payable (see Note 12).

     (i) Earnings Per Share

     For fiscal 1996, 1995 and 1994, weighted average common shares and equivalents outstanding were 6,792,169, 6,367,093 and 6,366,509, respectively. Fiscal 1996 includes incremental shares relating to common stock equivalents (stock options) which are dilutive.

     (j) Use of Estimates

     Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     (k) Long-Lived Assets

     The Company's accounting policies relating to the recording of long-lived assets including property and equipment and intangibles are discussed above. As discussed in Note 3, the Company adopted the provisions of Statement 121 effective January 2, 1995. Statement 121 requires, among other things, that long-lived assets held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair values of the assets. Assets to be disposed of or sold are reported at the lower of the carrying amount or fair value less costs to sell. Statement 121 did not have an impact on the Company at adoption.

     (l) Stock-Based Compensation

     The Company records compensation expense for stock options only if the current market price of the underlying stock exceeds the exercise price on the date the options are granted. On January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"). The Company has elected not to implement the fair value based accounting method for stock options, but has elected to disclose the proforma net earnings and proforma earnings per share for stock option grants made beginning in fiscal 1995 as if such method had been used to account for stock-based compensation costs as described in Statement 123.

(3) Assets Held For Sale and Related Liabilities

      Effective January 2, 1995, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("Statement 121").

      During the second quarter of fiscal 1995, the Company approved a plan for the sale of Mick's and Peasant. Pursuant to Statement 121, the Company discontinued depreciating fixed assets and amortizing goodwill relating to Mick's and Peasant for the second, third, and fourth quarters of fiscal 1995 and all of fiscal 1996. The amount of such depreciation and amortization for the corresponding fiscal 1994 period approximated $1,232,000.

      Coincident with the Company's approval of the plan of sale, the assets held for sale and related liabilities for Mick's and Peasant have been reclassified as "Assets held for sale" and "Liabilities related to assets held for sale" when the Company reports its financial position. The accompanying December 29, 1996 and December 31, 1995 consolidated balance sheets include the following components:

                                                     December 29,   December 31,
                                                         1996          1995
                                                         ----          ----
                                                       (amounts in thousands)

Current assets                                        $  2,166      $  2,686
Net property and equipment                              10,704        13,851
Unamortized goodwill                                     8,077         8,077
Other assets                                             2,143         4,089
Deferred tax assets                                       --           2,180
Write-down of carrying values                          (10,616)       (8,300)
                                                      --------      --------
      Assets held for sale                              12,474        22,583

Current liabilities                                      3,495         3,470
Other liabilities                                        1,612         3,325
Lease exit and other transaction costs                   7,027         7,200
                                                      --------      --------

      Liabilities related to assets held for sale       12,134        13,995
                                                      --------      --------
            Net assets held for sale                  $    340      $  8,588
                                                      ========      ========

      The following represents the combined results, before nonrecurring charges, of Mick's and Peasant for the years ended December 29, 1996, December 31, 1995 and January 1, 1995. Interest expense was not allocated.

                                               1996         1995         1994
                                               ----         ----         ----
                                                    (amounts in thousands)

Revenues                                     $54,410     $ 64,387      $ 65,550

Food and beverage costs                       15,956       18,839        19,321
Restaurant operating expenses                 33,042       38,776        36,821
Depreciation, amortization and other
non-cash charges                                 172        2,679         5,859
General and administrative expenses            3,741        4,190         3,998
Marketing and promotional expenses               975        1,643         1,001
                                             -------     --------      --------

      Income (loss) before income taxes      $   524     $ (1,740)     $ (1,450)
                                             =======     ========      ========

      Management had been actively seeking potential buyers for the sale of all Mick's and Peasant restaurants and in the fourth quarter of fiscal 1995 engaged an investment banking firm to assist with the sale. Although marketing efforts concentrated on selling all of the Mick's and Peasant restaurants, sales materials indicated that a partial sale would be considered. Most of the interest received related to the majority of the restaurants located mainly in the Atlanta area. No meaningful offers were received for the remaining restaurants (the "Remaining Restaurants"). Cash flow analyses prepared by management for the Remaining Restaurants indicated that it would be less costly to close such restaurants in an orderly fashion in the near term, rather than continue to operate them through the end of their respective lease terms. Accordingly, assets of $8,300,000 related to the Remaining Restaurants were written off and expenses of $7,200,000, representing management's estimate of the expected costs to terminate related leases, had been accrued at December 31, 1995. During fiscal 1996, restaurant occupancy expenses of approximately $1,498,000 for the Remaining Restaurants were charged against the accrual for lease exit costs. During fiscal 1996, seven Mick's restaurants and two Peasant restaurants were closed. During January 1997, two more Mick's restaurants were closed.

      On February 6, 1997, the Company completed the sale of its Atlanta-based Mick's and Peasant restaurants. In connection with the sale, the Remaining Restaurants were transferred to another subsidiary of the Company. Pursuant to these agreements, MRI Acquisition Corporation acquired an 80.1% interest in Mick's and PRI Acquisition Corporation acquired an 80.1% interest in Peasant for an aggregate of $6,800,000, consisting of $4,300,000 in cash and $2,500,000 in the form of two unsecured promissory notes. The Company retained a 19.9% interest in Mick's and Peasant. In conjunction with the sale, the Company has recorded a fiscal 1996 fourth quarter charge of $11,500,000 to write-down the Atlanta-based restaurants to their net realizable values based on the fair value of the consideration received, accrue for the various expenses related to the closing of such sale and to write-off two restaurants which are not part of the sale, one of which was closed in January 1997. Net assets held for sale at December 29, 1996 consisted of net assets of $3,700,000 related to the Atlanta-based restaurants and net liabilities of $3,400,000 related to the Remaining Restaurants.

      The write-down and related charges for net assets held for sale reflect management's best estimate of the costs expected to be incurred in connection with the disposition of Mick's and Peasant. As a result of the numerous uncertainties which may impact the actual costs to be incurred by the Company, such costs may differ from the current estimates used by management.

(4) Investments

     On August 13, 1993, a subsidiary of the Company purchased 30,000 shares of Series A Cumulative Convertible Preferred Stock of Santa Fe ("Santa Fe Preferred Stock") for a purchase price of $4,000,000. Santa Fe was a moderately-priced full service steakhouse group based in Columbus, Ohio.

     Dividends on the Santa Fe Preferred Stock accrued at an annual rate of 6.5% through August 1994 and at 8% thereafter. The Company recorded this investment under the cost method of accounting for long term investments. In connection with the purchase of Santa Fe Preferred Stock, the Company paid $1,000,000 in cash at closing and entered into three $1,000,000 notes payable to Santa Fe. The Company paid one of the notes in November 1993 and the remaining notes during fiscal 1994. In addition, a subsidiary of the Company loaned additional amounts totaling $465,000 during fiscal 1994 and the Company entered into a guaranty of up to $200,000 for Santa Fe lease obligations. During the second quarter of fiscal 1994, the Company entered into a management agreement with Santa Fe. Pursuant to the management agreement, the Company was entitled to receive an annual management fee of 3% of the gross revenues of Santa Fe.

     As a result of Santa Fe's continuing operating losses and failure to meet its development objectives, the Company recorded a nonrecurring charge of $5,506,000 related to the write-off of the Company's loans and preferred stock investment in Santa Fe during fiscal 1994. As of December 31, 1995, the Company had utilized the entire amount accrued during fiscal 1994 and there have been no further cash outlays.

(5) Development Costs

      During the fourth quarter of fiscal 1994, the Company decided to suspend development of future Mick's and Peasant restaurants and wrote off approximately $597,000 of related development costs incurred through the architectural and pre-construction stages for locations which the Company decided not to further pursue.

(6) Accrued Expenses

Accrued expenses consist of the following:
                                                     December 29,   December 31,
                                                         1996           1995
                                                         ----           ----
                                                       (amounts in thousands)

           Restaurant operating expenses               $ 1,509        $   592
           Payroll and related taxes                     1,004            775
           Accrued construction costs                      929             22
           Current portion of capital lease
             liabilities                                   913            534
           Sales and use tax                               882            787
           Rent and property taxes                         797            653
           Accrued gift certificates                       695            635
           Other                                         1,066            501
                                                       -------        -------

                  Total accrued expenses               $ 7,795        $ 4,499
                                                       =======        =======

(7) Bank Debt

     The Company and The First National Bank of Boston ("FNBB") entered into the Second Amended and Restated Revolving Credit and Term Loan Agreement, dated June 19, 1995 as amended from time to time (collectively the "Credit Agreement"), pursuant to which the Company's then existing credit facility was restructured and amended to, among other things, increase the credit facility from $25,000,000 to $30,000,000, consisting of a $15,000,000 term loan (the "Term
Loan") and a $15,000,000 revolving credit facility (the "Revolving Credit Facility") and to extend the final maturity date one year to December 31, 2001. Loans made pursuant to the Credit Agreement bear interest at a rate equal to the lender's base rate (plus applicable margin) or, at the Company's option, the Eurodollar Rate (plus applicable margin). At December 29, 1996, the Company's applicable margin, calculated pursuant to the Credit Agreement, was 0.25% on base rate loans and 2.25% on Eurodollar Rate loans. The Company has no outstanding futures contracts or interest rate hedge agreements.

     During fiscal 1996, FNBB syndicated portions of the Term Loan and Revolving Credit Facility of the Credit Agreement to two additional lenders, Imperial Bank and Heller Financial. FNBB, as agent for the Lenders, receives an annual fee of $10,000 paid by the Company.

     As of the end of fiscal 1996 and fiscal 1995, the Company had outstanding borrowings of $24,900,000 and $23,650,000, respectively, under the Credit Agreement. At December 29, 1996, $399,000 was restricted for letters of credit issued by the lender on behalf of the Company. Unrestricted and undrawn funds available to the Company under the Credit Agreement were $4,701,000 as of December 29, 1996. The weighted average interest rate on all bank borrowings on December 29, 1996 was 7.77%. In addition, the Company is obligated to pay fees of 0.25% on unused loan commitments less than $10,000,000, 0.375% on unused loan commitments greater than $10,000,000 and a per annum letter of credit fee (based on the face amount thereof) equal to the applicable margin on the Eurodollar Rate loans.

      Management believes that the carrying amount of long-term debt approximates fair value since the interest rate is variable and the margins are consistent with those available to the Company under similar terms.

     The availability under the Credit Agreement is scheduled to reduce by $800,000 on September 30, 1997 and thereafter principal installments on the Term Loan of $800,000 each will be due at the end of each calendar quarter through December 31, 2001. The Revolving Credit Facility will be payable in full on December 31, 2001. Borrowings under the Credit Agreement are secured by all tangible and intangible assets of the Company. Total amounts of principal payable by the Company under the Credit Agreement during the five years subsequent to December 29, 1996 amount to $1,600,000 in 1997, $3,200,000 in 1998, $3,200,000 in 1999, $3,200,000 in 2000 and $13,700,000 in 2001. As
discussed in Note 3, the Company has completed the sale of its Atlanta-based Mick's and Peasant restaurants. Net cash proceeds from the sale were used to reduce the Company's Revolving Credit Facility.

     The Credit Agreement contains certain restrictive covenants with respect to the Company that, among other things, create limitations (subject to certain exceptions) on: (i) the incurrence or existence of additional indebtedness or the granting of liens on assets or contingent obligations; (ii) the making of investments in any person; (iii) mergers, dispositions of assets or consolidations; (iv) prepayment of certain other indebtedness; (v) making capital expenditures above specified amounts; and (vi) the ability to make certain fundamental changes or to change materially the present method of conducting the Company's business. The Credit Agreement also requires the Company to satisfy certain financial ratios and tests. As of December 29, 1996, the Company believes it was in compliance with such covenants.

     The Credit Agreement permits the Company to pay dividends or repurchase stock in an amount not to exceed 5% of consolidated net income calculated for the fiscal year immediately preceding the fiscal years in which any such dividends or repurchases take place, provided that no event of default is then existing or would result from such payment. In addition, the Company is permitted to pay dividends and repurchase stock in an additional amount not to exceed 25% of net proceeds from equity offerings, including the Company's 1992 equity offering.

(8) Income Taxes

     Income tax expense (benefit) for fiscal 1996, 1995 and 1994 includes state and local current taxes in the amounts of $970,000, $250,000 and $580,000, respectively. Included in income tax benefit for fiscal 1996, 1995 and 1994 are approximately $5,477,000, $1,006,000 and $3,284,000, respectively, of benefits relating to the utilization of the Company's net operating loss carryforward and a reassessment of the valuation allowance against deferred tax assets.

     Income tax benefit for fiscal 1996, 1995 and 1994 differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to loss before income taxes as a result of the following:

                                                                 1996         1995         1994
                                                                 ----         ----         ----
                                                                      (amounts in thousands)
Computed "expected" tax benefit                                $  (932)     $(4,986)     $(1,034)
Increase (reduction) in income taxes resulting from:
   State and local income taxes, net of federal income tax
     benefit                                                       644          165          383
   Amortization of intangible assets                               139          159          209
   Change in valuation allowance and increase in
     deferred tax assets                                        (4,523)       3,880       (2,044)
   Other, net                                                      165           26         (218)
                                                               -------      -------      -------
                                                               $(4,507)     $  (756)     $(2,704)
                                                               =======      =======      =======

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at the end of fiscal 1996 and 1995 are presented below:

                                                         December 29,    December 31,
                                                             1996            1995
                                                             ----            ----
                                                           (amounts in thousands)
Deferred tax assets:
   Federal and state net operating loss carryforwards     $  4,181        $  2,158

   Write-off of preferred stock investment                   1,400           1,400
   Write-down and related charges for
      assets held for sale                                   6,109           5,270
   Compensatory stock options                                1,124             983
   Deferred rent and start-up amortization                   2,793           4,376
   FICA and other tax credits                                2,645           2,188
                                                          --------        --------
     Total gross deferred tax assets                        18,252          16,375
     Less valuation allowance                               (7,114)         (9,400)
                                                          --------        --------
     Net deferred tax assets                                11,138           6,975
Deferred tax liabilities:
   Property and equipment depreciation                       1,201           2,515
                                                          --------        --------
Net deferred tax assets and liabilities                   $  9,937        $  4,460
                                                          ========        ========

     At December 29, 1996, the Company had net operating loss carryforwards for federal income tax purposes of approximately $4,747,000 expiring by 2007 and various state income tax net operating loss carryforwards. Approximately $1,400,000 of the Company's deferred tax asset related to the write-off of Santa Fe represents a capital loss. Additionally, as of December 29, 1996, the Company had approximately $2,645,000 in FICA and other tax credits available to reduce income taxes payable in future years expiring by 2011. As a result of the Company's equity offerings in 1992, certain limitations apply on the maximum annual amount of the net operating loss carryforward and credit carryforwards which may be utilized by the Company to offset taxable income in future periods.

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible and net operating losses can be carried forward. Management considers projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical income of the Morton's of Chicago and Bertolini's restaurants and projections of future taxable income over the next two to three years, management believes it is more likely than not that the Company will realize its net deferred tax asset. Deferred tax assets arising from capital losses have been fully reserved for since the Company has no capital gains to offset such losses.

(9) Capital Stock

      (a) On December 15, 1994, the Company adopted a Stockholder Protection Rights Plan ("Rights Plan"). Pursuant to the Rights Plan, a dividend of one Right for each outstanding share of the Company's Common Stock was issued to shareholders of record on January 3, 1995. Under certain conditions, each Right may be exercised to purchase 1/100 of a share of Series A Junior Participating Preferred Stock (the "Preferred Stock") of the Company at a price of $42. The Rights will become exercisable following the tenth day after a person or group acquires 15% or more of the Company's Common Stock or announces a tender or exchange offer, the consummation of which would result in ownership by such person or group of 15% or more of the Company's Common Stock. If a person or group acquires 15% or more of the Company's outstanding Common Stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then-current purchase price, in lieu of 1/100 of a share of Preferred Stock, a number of shares of the Company's Common Stock having a market value of twice the Right's purchase price. In addition, if the Company is acquired in a merger or other business combination, 50% or more of its assets or earning power is sold or transferred, or a reclassification or recapitalization of the Company occurs that has the effect of increasing by more than 1% the proportionate ownership of the Company's Common Stock by the acquiring person, then, each Right will entitle its holder to purchase, at the Right's then-current purchase price, a number of the acquiring company's shares of common stock having a market value at that time of twice the Right's purchase price.

      The Rights may be redeemed prior to becoming exercisable by the Company, subject to approval of the Board of Directors for $.01 per Right, in accordance with the provision of the Rights Plan. The Rights expire on January 3, 2005. The Company has reserved 200,000 shares of Preferred Stock for issuance upon exercise of the Rights.

      (b) In May 1995, the Company amended its 1991 Stock Option Plan (the "Stock Option Plan") which provides for the issuance of incentive stock options ("ISO's") and non-qualified stock options ("NQSO's") to employees. The Stock Option Plan, as amended, provides that options, having a maximum term of ten years, may be granted to purchase up to 900,000 shares of Common Stock.

     The exercise price of ISO's will be equal to the fair market value of the shares subject to option on the date of grant, while the exercise price of NQSO's will be determined by a committee of the Board of Directors. Options vest and become exercisable commencing at the second anniversary date of the grant at the rate of 25% per year.

     Activity in stock options is summarized as follows:

                                1996                       1995                       1994
                        --------------------       --------------------       --------------------
                       Weighted      Shares       Weighted      Shares       Weighted      Shares
                        Average      Subject      Average       Subject       Average      Subject
                       Exercise        to         Exercise        to         Exercise        to
                         Price       Option        Price        Option        Price        Option
                        ------       -------       ------       -------       ------       -------
Beginning of year       $ 6.63       693,295       $ 6.27       648,745       $ 4.97       465,245
Options granted          12.97       233,650        10.88        97,000         9.94       233,600
Options exercised         3.67        76,580         --            --           0.07         5,000
Options canceled         10.72        59,600        10.08        52,450        12.59        45,100
                        ------       -------       ------       -------       ------       -------

End of year             $ 8.48       790,765       $ 6.63       693,295       $ 6.27       648,745
                        ------       -------       ------       -------       ------       -------

As of December 29, 1996, there were 326,040 options exercisable with a weighted average exercise price of $4.01.

      (c) In October of 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"), which was adopted by the Company in 1996. The Company has elected to disclose the pro forma net income and earnings per share as if such method had been used to account for stock-based compensation cost as described in Statement 123.

     The per share weighted average fair value of stock options granted during 1996 and 1995 was $7.01 and $5.35 on the date of grant using the Black Scholes option-pricing model with the following weighted average assumptions: 1996 - expected dividend yield 0.0%, risk-free interest rate of 6.0%, and an expected life of 7 years; 1995 - expected dividend yield 0.0%, risk-free interest rate of 6.0%, and an expected life of 6.8 years.

     The Company applies APB Opinion No. 25 in accounting for its Stock Option Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under Statement 123, the Company's net income (loss) and net income (loss) per share would have been reduced to the pro forma amounts indicated below:

                                                     1996           1995
                                                     ----           ----
                                                    (amounts in thousands,
                                                    except per share data)

Net income (loss) as reported                       $1,765       $(13,908)
     Pro forma                                      $1,516       $(13,955)

Net income (loss) per share as reported             $ 0.26       $  (2.18)
     Pro forma                                      $ 0.22       $  (2.19)

     Pro forma net income (loss) reflects only options granted in 1996 and 1995. Therefore, the full impact of calculating compensation cost for stock options under Statement 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period of five years and compensation cost for options granted prior to January 1, 1995 is not considered.

(10) Operating Leases

     All of the Company's operations are conducted in leased premises. Including renewal options, remaining lease terms range from one to 25 years.

     In connection with entering into leases, the Company is frequently provided with development allowances from the lessors. These allowances for leasehold improvements, furniture, fixtures and equipment are offset against the related fixed asset accounts and the net amount is amortized on a straight-line basis over the shorter of the lease term, including planned extensions, or estimated useful lives of the assets. At the end of fiscal 1996 and fiscal 1995, $578,000 and $679,000, respectively, of development allowances were due from lessors and are included in "Landlord construction receivables, prepaid expenses and other current assets" in the accompanying consolidated balance sheets.

     The Company leases certain office and restaurant facilities and related equipment under noncancelable operating lease agreements with an affiliate and third parties. Certain leases contain contingent rental provisions based upon a percent of gross sales and or provide for rent deferral during the initial term of such leases. Included in "Other liabilities" in the accompanying consolidated balance sheets at the end of fiscal 1996 and fiscal 1995 are accruals related to such rent deferrals of approximately $2,656,000 and $2,273,000, respectively. In addition, included in "Liabilities related to assets held for sale" are approximately $1,592,000 and $3,281,000, respectively, of such accruals at the end of fiscal 1996 and 1995. For financial reporting purposes, such leases are accounted for on a straight-line rental basis. Future minimum annual rental commitments under these leases are approximately as follows:

                                                     Affiliate       Third Party
                                                     ---------       -----------
                                                        (amounts in thousands)

Fiscal 1997                                           $  414            $ 12,533
Fiscal 1998                                              409              12,727
Fiscal 1999                                              397              12,050
Fiscal 2000                                              408              11,896
Fiscal 2001                                              418              11,472
Fiscal 2002 and thereafter                             2,111              81,097
                                                      ------            --------
Total minimum lease payments                          $4,157            $141,775
                                                      ======            ========

     Contingent rental payments on building leases are typically made based upon the percentage of gross sales on the individual restaurants that exceed predetermined levels. The percentage of gross sales to be paid and related gross sales level vary by unit. Contingent rental expense was approximately $2,391,000, $1,904,000 and $1,809,000, for fiscal 1996, 1995 and 1994, respectively.

     Rental expense for all leases was approximately $14,175,000, $13,375,000 and $11,378,000, for fiscal 1996, 1995 and 1994, respectively, of which approximately, $564,000, $553,000 and $552,000, respectively, was paid to the affiliate.

(11) Capital Leases

     The Company finances the purchase of certain restaurant equipment through capital leases. At December 29, 1996 and December 31, 1995, furniture, fixtures and equipment include approximately

$4,628,000 and $2,655,000 of net assets recorded under capital leases. These assets are amortized over the life of the respective leases. At December 29, 1996 and December 31, 1995, capitalized lease obligations of approximately $3,020,000 and $1,846,000 are included in "Other liabilities" in the accompanying consolidated balance sheets. In addition, included in "Liabilities related to assets held for sale" are approximately $17,000 and $43,000, respectively, of such capital lease obligations at the end of fiscal 1996 and 1995.

     The Company's minimum future obligations under capital leases as of December 29, 1996 are as follows:

                                                    (amounts in thousands)
               Fiscal 1997                                 $1,329
               Fiscal 1998                                  1,267
               Fiscal 1999                                  1,044
               Fiscal 2000                                    713
               Fiscal 2001                                    241
               Fiscal 2002 and thereafter                       5
                                                           ------
               Total minimum lease payments                 4,599
               Less amount representing interest              649
                                                           ------
               Present value of net minimum lease
               payments
               (including current portion of $913)         $3,950
                                                           ======

(12) Acquisition Related Agreements

     In connection with the Peasant Holding acquisition (see Note 1), two of the selling shareholders, who retained a minority interest in Peasant Holding, signed employment agreements with Peasant Holding. One of these agreements was for a period of five years and terminated in December 1993. The other had been amended and restated effective December 1, 1992, and further amended and supplemented September 13, 1995, and terminated on December 31, 1996.

     In July 1994, the Company entered into an agreement to purchase 9% of the outstanding 11% of common stock of Peasant Holding from one of the two minority holders of Peasant Holding common stock. The purchase price of the shares was approximately $1,985,000 plus interest calculated at 5%, which was paid in installments through March 1996.

     The Company has a right of first refusal should the remaining minority shareholder desire to sell his Peasant Holding shares at any time after December 1996, and can require the shareholder to sell such shares to the Company or Peasant Holding should the shareholder leave the employ of Peasant Holding. Additionally, the shareholder has the right to require the Company or Peasant Holding to purchase such shares during a three-year period which commenced in December 1993. The price of the shares under all the aforementioned agreements is based upon an agreed to formula of seven times earnings before interest and taxes on a per share basis, adjusted for amortization of intangible assets resulting from the acquisition of Peasant Holding and certain other effects of the acquisition, as defined.

(13) Employment Agreements

     The Company and its Chief Executive Officer entered into an employment agreement on January 1, 1992. The agreement, as amended, is terminable by the Company upon 60 months prior notice. On

January 31, 1994, the Company entered into an employment agreement with its President. The agreement, as amended, expires on January 31, 2000.

     During fiscal 1994, the Company entered into change of control agreements with the two officers noted above and another officer which grant these employees the right to receive up to approximately three times their base compensation (as computed under the Internal Revenue Code) if there is a change in control of the Company and termination of their employment during a specified period by the Company without cause or by such officer with good reason.

(14) Employee Benefit Plans

     Employees of Morton's Restaurant Group, Morton's of Chicago, and Bertolini's who are over the age of 21 and who have completed a year of service are eligible for voluntary participation in a profit sharing plan. Employer contributions to the plan are made at the discretion of the Board of Directors. Employer contributions for fiscal 1996, 1995 and 1994 were $364,612, $145,203 and $128,758, respectively.

     Effective January 1, 1991, Peasant Holding adopted a 401(K) Plan benefiting certain employees. No employer contributions have been made.

(15) Legal Matters and Contingencies

   In October 1995, the Company announced that the lawsuit among the Company, a subsidiary of the Company and Mr. Alberto Lombardi and a company controlled by Mr. Lombardi had been settled on mutually satisfactory terms and agreed to the dismissal of all claims pending against each other. In connection with the settlement, the Company recorded a pre-tax charge of approximately $2,240,000 in 1995, which amount includes legal and related costs associated with the lawsuit. The settlement provides that it is not to be construed or considered to be an admission of guilt or noncompliance with any federal, state or local statute, public policy, tort law, common law or of any other wrongdoing whatsoever.

     The Company is involved in various legal actions incidental to the normal conduct of its business. Management does not believe that the ultimate resolution of these actions will have a material adverse effect on the Company's consolidated financial position, equity, results of operations, liquidity and capital resources.

Price Range of Common Stock and Related Matters

================================================================================

The Company's Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "MRG". From January 21, 1994 until May 9, 1996, it was traded under the symbol "KRG."

The following table sets forth, for the periods indicated, the highest and lowest sale prices for the Common Stock, as reported by NYSE.

Fiscal Year Ended December 29, 1996                          High        Low
================================================================================

First Quarter...........................................   $17 1/4      $10 7/8
Second Quarter..........................................    19           13 5/8
Third Quarter...........................................    18 1/2       15 1/8
Fourth Quarter..........................................    17 5/8       14

Fiscal Year Ended December 31, 1995                          High        Low
================================================================================

First Quarter...........................................   $11 5/8      $ 9 5/8
Second Quarter..........................................    11 5/8        9 7/8
Third Quarter...........................................    14 7/8        9 7/8
Fourth Quarter..........................................    13 7/8       10 1/8

On December 29, 1996, the last reported sale price of the Common Stock on the NYSE was $16.00.

As of March 3, 1997, there were approximately 58 holders of record of the Company's Common Stock. The Company believes that as of such date there were approximately 1,300 beneficial owners of its Common Stock.

The Company has not paid any dividends on its common stock since its inception. The Company currently intends to retain all of its earnings to support the continued development of its business and has no present intention of paying any dividends on its Common Stock. Any future determination as to the payment of dividends will be at the discretion of the Board of Directors and will depend on the Company's financial condition, results of operations, capital requirements, compliance with charter and contractual restrictions and such other factors as the Board of Directors deems relevant. In addition, the Company's Credit Agreement restricts the payment of dividends. See Note 7 of Notes to Consolidated Financial Statements.

Corporate Information
Morton's Restaurant Group, Inc. and Subsidiaries

The Board of Directors

Allen J. Bernstein (1)
Chairman of the Board
and Chief Executive Officer,
Morton's Restaurant Group, Inc.

Robert L. Barney (3)
Retired Chairman,
Wendy's International, Inc.

John K. Castle (1,3)
Chairman and Chief Executive Officer,
Castle Harlan, Inc.,
a private merchant bank.

Dr. John J. Connolly (3)
President and Chief Executive Officer,
Castle Connolly Medical Ltd.

William L. Hyde, Jr.
President, Chief Operating Officer
and Director,
Morton's Restaurant Group, Inc.

David B. Pittaway (1,2)
Managing Director,
Castle Harlan, Inc.

Dianne H. Russell (2)
Senior Vice President, Manager
Imperial Bank

Alan A. Teran (2)
Private Investor


Committees of the Board

1. Executive    2. Audit    3. Compensation and Stock Option


Senior Corporate Officers

Allen J. Bernstein
Chairman of the Board
and Chief Executive Officer

William L. Hyde, Jr.
President, Chief Operating Officer
and Director

Thomas J. Baldwin
Executive Vice President,
Chief Financial Officer,
Assistant Secretary and Treasurer

Agnes Longarzo
Vice President -
Administration and Secretary

Allan C. Schreiber
Vice President - Real Estate

Klaus W. Fritsch
Vice Chairman and Co-Founder
Morton's of Chicago

Thomas J. Walters
President
Morton's of Chicago

Geoffrey D. Stiles
Vice President - Operations
Bertolini's Restaurants


Investor Data

Common Stock
The common stock of Morton's
Restaurant Group, Inc. is traded on
the New York Stock Exchange under
the symbol "MRG" (NYSE:MRG).

Stock Transfer Agent and
Registrar of Stock
The First National Bank of Boston
c/o Boston Equiserve, L.P.
P.0. Box 644
Boston, Massachusetts 02102

Counsel
Schulte Roth & Zabel LLP
900 Third Avenue
New York, NY 10022

Independent Auditors
KPMG Peat Marwick LLP
One Jericho Plaza
Jericho, New York 11753

Executive Offices
3333 New Hyde Park Road
New Hyde Park, New York 11042

Form 10-K Information
A copy of the Company's annual
report on Form 10-K, together with
financial statements and schedules,
as filed with the Securities and
Exchange Commission, will be fur-
nished to any stockholder without
charge upon written request to the
Company.

Investor Relations
Thomas J. Baldwin
Executive Vice President,
Chief Financial Officer
Morton's Restaurant Group, Inc.
3333 New Hyde Park Road
New Hyde Park, New York 11042

Annual Meeting
The annual meeting of stockholders
will be held at 9:00 A.M. on
Thursday May 1,1997 at
The Garden City Hotel,
45 seventh Street, Garden City,
New York 11530.