Form 10-K, Exhibit 13
period 1997-12-28
MORTONS RESTAURANT GROUP INC
filed 1998-03-26
CIK 883981

                                                 Exhibit 13.01


                         SELECTED FINANCIAL INFORMATION
                  (dollars in millions, except per share data)

                                                                                       FISCAL YEARS
                                                           ------------------------------------------------------------------
STATEMENT OF OPERATIONS INFORMATION                          1997       1996          1995            1994           1993
---------------------------------------------------------  ---------  ---------     ----------      ----------      ---------
Restaurant Revenues (All)................................  $   172.7  $   193.4     $    173.4      $    156.3      $   119.4

Restaurant Revenues (Combined Morton's and
  Bertolini's)...........................................      164.3      139.0          109.0            90.8           64.2

EBITDA (1)...............................................       20.7       17.5           11.2            12.7           11.0

Income Before Income Taxes and Nonrecurring Charges......       11.5        8.8            3.1             3.1            5.3
Income (Loss) Before Income Taxes........................        9.2(2)    (2.7) (3)     (14.7) (4)       (3.0) (5)       5.3

Net Income (Loss)........................................        6.9(2)     1.8  (3)     (13.9) (4)      (0.30) (5)       4.9

Net Income (Loss) Per Share:
  Basic..................................................       1.06(2)    0.28  (3)     (2.18) (4)      (0.05) (5)      0.77
  Diluted................................................  $    1.00(2) $  0.26  (3) $   (2.18) (4) $    (0.05) (5) $    0.74





Balance Sheet Information                                                                FISCAL YEARS
-----------------------------------------------------------          ---------------------------------------------------------
                                                                       1997          1996       1995         1994       1993
                                                                     ---------     ---------  ---------    ---------  ---------
Current Assets.....................................................  $    18.6     $  27.3(6) $  35.4(6)   $    15.4  $    13.0
Net Property and Equipment.........................................       34.6        24.7       19.4           25.3       19.8
Total Assets.......................................................       81.9        77.0       73.2           73.5       65.3
Current Liabilities................................................       21.4        25.3(7)    26.4(7)        15.4       16.1
Long-Term Debt.....................................................       24.9        24.9       23.7           20.0       12.7
Stockholders' Equity...............................................  $    28.6     $  21.1  $    19.0      $    32.9  $    33.3


------------------------

(1) Represents earnings before interest, taxes, depreciation and amortization, and nonrecurring charges.

(2) Includes nonrecurring litigation charge of $2.3 million.

(3) Includes nonrecurring charge of $11.5 million to write-down the Atlanta-based Mick's and Peasant restaurants recorded in conjunction with the sale of such restaurants .

(4) Includes nonrecurring charges of $15.5 million representing a write-down and related charges for net assets held for sale and $2.2 million related to the settlement of a lawsuit.

(5) Includes one-time charges aggregating $6.1 million, of which $5.5 million related to the write-off of a preferred stock minority investment in an affiliate.

(6) Includes assets held for sale of $12.5 million and $22.6 million for fiscal 1996 and 1995, respectively.

(7) Includes liabilities related to assets held for sale of $12.1 million and $14.0 million for fiscal 1996 and 1995, respectively.

                MORTON'S RESTAURANT GROUP, INC. AND SUBSIDIARIES

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

1997 Compared to 1996

    The following table represents the unaudited combined results of operations for Morton's Restaurant Group, Morton's of Chicago Steakhouses (Morton's) and Bertolini's Authentic Trattorias (Bertolini's), excluding Mick's Restaurants, Inc. (Mick's) and The Peasant Restaurants, Inc. (Peasant). As discussed in Note 3 to the Company's consolidated financial statements, the Company completed the sale of its Atlanta-based Mick's and Peasant restaurants on February 6, 1997 and closed, sold, or otherwise disposed of all other remaining Mick's and Peasant restaurants during fiscal 1997.

    Morton's Restaurant Group, Inc., Morton's and Bertolini's (excluding Mick's and Peasant):


                                                                                       DECEMBER 28,  DECEMBER 29,
                                                                                           1997          1996
                                                                                       ------------  ------------
                                                                                         (AMOUNTS IN THOUSANDS)
Revenues.............................................................................   $  164,272    $  138,968
Food and beverage costs..............................................................       56,628        48,767
Restaurant operating expenses........................................................       70,659        59,340
Depreciation, amortization and other non-cash charges................................        6,823         6,282
General and administrative expenses..................................................       12,329        10,592
Marketing and promotional expenses...................................................        4,011         3,456
Interest expense, net................................................................        2,396         2,297
Litigation and related expenses......................................................        2,300          --
                                                                                       ------------  ------------
    Income before income taxes.......................................................   $    9,126    $    8,234
                                                                                       ------------  ------------
                                                                                       ------------  ------------

     The following represents the unaudited combined results of operations for Mick's and Peasant. Interest expense was not allocated to Mick's and Peasant.

                               Mick's and Peasant Restaurants

                                                                                       DECEMBER 28,   DECEMBER 29,
                                                                                           1997           1996
                                                                                       -------------  -------------
                                                                                          (AMOUNTS IN THOUSANDS)
Revenues.............................................................................    $   8,453      $  54,410
Food and beverage costs..............................................................        2,561         15,956
Restaurant operating expenses........................................................        5,120         33,042
Depreciation, amortization and other non-cash charges................................            6            172
General and administrative expenses..................................................          556          3,741
Marketing and promotional expenses...................................................          157            975


Write-down and related charges for net assets held for sale..........................           --         11,500
                                                                                            ------         ------
Income (loss) before income taxes....................................................    $      53      $ (10,976)
                                                                                            ------         ------
                                                                                            ------         ------

    Revenues decreased $20.7 million, or 10.7%, to $172.7 million for fiscal 1997, from $193.4 million for fiscal 1996. Revenues from Morton's and Bertolini's increased $25.3 million, or 18.2%, to $164.3 million for fiscal 1997, from $139.0 million during the comparable 1996 period. Of the increase in Morton's and Bertolini's revenues, $17.6 million was attributable to incremental restaurant revenues from twelve new restaurants opened after January 1, 1996 and $7.0 million, or 5.6%, was attributable to additional comparable revenues from restaurants open all of both periods. Included in 1997 revenues is approximately $0.7 million of investment and consulting fee income. Average Morton's and Bertolini's revenues per restaurant open for a full period increased 6.3%. As discussed in Note 3 to the Company's consolidated financial statements, the Company completed the sale of its Atlanta-based Mick's and Peasant restaurants on February 6, 1997. Nine other non-Atlanta Mick's and Peasant restaurants were closed, sold or otherwise disposed of during fiscal 1996 and the remaining seven Mick's were closed, sold or otherwise disposed of during fiscal 1997. As a result, revenues for the Mick's and Peasant restaurants decreased approximately $46.0 million in the fiscal 1997 period versus the comparable period of fiscal 1996. As of December 28, 1997, the Company operated 48 restaurants (including 38 Morton's and 10 Bertolini's) and as of December 29, 1996, 67 restaurants (including 34 Morton's, 7 Bertolini's, 18 Mick's and 8 Peasants).

    Percentage changes in comparable restaurant revenues for fiscal 1997 versus fiscal 1996 for restaurants open all of both periods are as follows:


                                                                                  PERCENTAGE
                                                                                    CHANGE
                                                                                -------------
          Morton's......................................................              6.2%
          Bertolini's...................................................              2.6%
          Total.........................................................              5.6%

    The Company believes that revenues for the first quarter of 1996 were adversely affected by severe winter storms in January 1996. The Company believes that the Olympic Games, which were held in Atlanta in July 1996, had a favorable impact on Atlanta-based restaurant revenues for that period.

    Food and beverage costs decreased from $64.7 million for fiscal 1996 to $59.2 million for fiscal 1997. Food and beverage costs, excluding all Mick's and Peasant restaurants, increased $7.9 million to $56.6 million for fiscal 1997 from $48.8 million recorded for fiscal 1996. These costs as a percentage of related revenues decreased 0.6% for the period. As a result of the sale and closings of the Mick's and Peasant restaurants, as discussed in Note 3 to the Company's consolidated financial statements, there was a reduction in food and beverage costs of approximately $13.4 million for fiscal 1997.

    Restaurant operating expenses which include labor, occupancy and other operating expenses decreased from $92.4 million for fiscal 1996 to $75.8 million for fiscal 1997, a decrease of $16.6 million. Restaurant operating expenses, excluding all Mick's and Peasant restaurants, increased from $59.3 million for fiscal 1996 to $70.7 million for fiscal 1997. Those costs, excluding Mick's and Peasant, as a percentage of revenues increased 0.3% from 42.7% for fiscal 1996 to 43.0% for fiscal 1997. Offsetting the increase in total restaurant operating expenses was a reduction of approximately $28.0 million during fiscal 1997 versus the comparable 1996 period, due to the sale and closings of Mick's and Peasant restaurants as discussed in Note 3 to the Company's consolidated financial statements.

    Depreciation, amortization and other non-cash charges increased from $6.5 million for fiscal 1996 to $6.8 million for the fiscal 1997 and increased from 3.3% of revenues to 4.0%, respectively. Pre-opening costs associated with the opening of new restaurants are amortized over the 12 months following opening. The timing of restaurant openings affects the amount of such costs amortized.

    General and administrative expenses for fiscal 1997 were $12.9 million, a decrease of $1.4 million, from $14.3 million for fiscal 1996. General and administrative expenses, excluding all Mick's and Peasant restaurants, increased $1.7 million from $10.6 million for fiscal 1996 to $12.3 million for fiscal 1997. Such costs, excluding Mick's and Peasant, as a percentage of revenues were 7.5% for fiscal 1997, a decrease of 0.1% from fiscal 1996. The increase in such expense is driven by incremental costs associated with increased restaurant development. General and administrative expenses relating to the Mick's and Peasant restaurant groups decreased $3.1 million during fiscal 1997 versus the comparable 1996 period as a result of the sale and closings of Mick's and Peasant restaurants as discussed in Note 3.

    Marketing and promotional expenses were $4.2 million, or 2.4% of revenues, for fiscal 1997 versus $4.4 million, or 2.3% of revenues, for fiscal 1996. Marketing and promotional expenses, excluding Mick's and Peasant, were $4.0 million, or 2.4% of revenues, for fiscal 1997, as compared to $3.4 million, or 2.5% of revenues, for fiscal 1996. The increase is driven by incremental costs associated with increased restaurant development. Mick's and Peasant marketing and promotional expenses decreased $0.8 million during fiscal 1997 versus fiscal 1996.

    Interest expense, net of interest income, increased $0.1 million, from $2.3 million for fiscal 1996 to $2.4 million for fiscal 1997.

    During fiscal 1997, the Company recorded a charge of approximately $2.3 million related to a judgment against the Company in the United States District Court for the Northern District of California (see Note 14 to the Company's consolidated financial statements).

    Income tax expense of $2.3 million for fiscal 1997 represents Federal income taxes, which were partially offset by the establishment of additional deferred tax assets relating to FICA and other tax credits that were generated during fiscal 1997, as well as state income taxes.

1996 Compared to 1995

    Revenues increased $20.0 million, or 11.5%, to $193.4 million for fiscal 1996 from $173.4 million during fiscal 1995. Of the increase, $21.4 million was attributable to incremental revenues from nine new restaurants opened after January 1, 1995 and $4.1 million, or 2.6%, of additional comparable revenues from restaurants open all of both periods. Offsetting these increases was a reduction of $5.5 million from Mick's and Peasant restaurants closed during fiscal 1996. Average sales per restaurant open for the full year increased 11.3%. In addition, higher revenues for fiscal 1996 reflect the impact of price increases of approximately 1% in November 1996 for Morton's of Chicago and approximately 2% in April 1995 for Mick's and Peasant. The Company operated 67 restaurants as of December 29, 1996 (including 34 Morton's, 7 Bertolini's, 18 Mick's, and 8 Peasants) and 71 restaurants as of December 31, 1995 (including 30 Morton's, 6 Bertolini's, 25 Mick's, and 10 Peasants).

    Mick's and Peasant restaurants had generated lower than anticipated revenues which were adversely impacting average restaurant revenues and earnings trends. Additionally, as reflected in the table below, the fiscal 1996 period was adversely impacted by declines in the comparable restaurant revenues in the Mick's and Peasant restaurant groups, offset by increases in the Morton's and Bertolini's restaurant groups. The Atlanta market, where 22 of the Company's restaurants were located, had become increasingly competitive. As discussed in
Note 3 to the Company's consolidated financial statements, the Company completed the sale of its Atlanta-based Mick's and Peasant restaurant groups.

    Percentage changes in comparable revenues for fiscal 1996 versus fiscal 1995 for restaurants open all of both years are as follows:

                                                                        PERCENTAGE CHANGE
                                                                      ---------------------
          MORTON'S...............................................              9.2%
          BERTOLINI'S............................................              3.7%
          MICK'S.................................................             (7.8)%
          PEASANT................................................             (8.3)%
          TOTAL..................................................              2.6%


    The Company believes that revenues for the first quarter of fiscal 1996 were adversely affected by severe winter storms in January 1996. The Company believes that the Olympic Games, which were held in Atlanta in July 1996, had a favorable impact on Atlanta-based restaurant revenues for that period.

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

    During fiscal 1995, the Company recorded a charge of approximately $2.2 million related to the settlement of a lawsuit, and associated legal and related costs, which had been pending in the United States District Court for the District of Nevada (see Note 14 to the Company's consolidated financial statements).

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

    An income tax benefit of $4.5 million and $0.8 million for fiscal 1996 and fiscal 1995, respectively, is the result of utilization of the Company's net operating loss carryforwards, additional deferred tax assets relating to FICA and other tax credits generated during fiscal 1996, and a reassessment of the valuation allowance against deferred tax assets (see Note 6 to the Company's consolidated financial statements).

Liquidity and Capital Resources

In the past, the Company has had, and may have in the future, negative working capital balances. The Company does not have significant receivables or inventories and receives trade credit based upon negotiated terms in purchasing food and supplies. Funds available from cash sales not needed immediately to pay for food and supplies or to finance receivables or inventories are used for noncurrent capital expenditures and or payments of long-term debt balances under revolving credit agreements.

    The Company and BankBoston, N.A. (formerly The First National Bank of Boston) ("BBNA") entered into the Second Amended and Restated Revolving Credit and Term Loan Agreement, dated June 19, 1995 as amended from time to time (collectively the "Credit Agreement"), pursuant to which the Company's credit facility is $32,500,000, consisting of a $15,000,000 term loan (the "Term Loan") and a $17,500,000 revolving credit facility (the "Revolving Credit"). The final maturity date is December 31, 2002. Loans made pursuant to the Credit Agreement bear interest at a rate equal to the lender's base rate (plus applicable margin) or, at the Company's option, the Eurodollar Rate (plus applicable margin). At December 28, 1997, the Company's applicable margin, calculated pursuant to the Credit Agreement, was 0.00% on base rate loans and 2.00% on Eurodollar Rate loans. The Company has no outstanding futures contracts or interest rate hedge agreements.

    During fiscal 1996, BBNA syndicated portions of the Term Loan and the Revolving Credit of the Credit Agreement to two other lenders; Imperial Bank and Heller Financial. BBNA, as agent for the Lenders, receives an annual fee of $10,000 which is paid by the Company.

    As of the end of fiscal 1997 and fiscal 1996, the Company had outstanding borrowings of $22,700,000 and $24,900,000, respectively, under the Credit Agreement. At December 28, 1997, $221,000 was restricted for letters of credit issued by the lender on behalf of the Company. Unrestricted and undrawn funds available to the Company under the Credit Agreement were $9,579,000 as of December 28, 1997. The weighted average interest rate on all bank borrowings on December 28, 1997 was 7.9%. In addition, the Company is obligated to pay fees of 0.25% on unused loan commitments less than $10,000,000, 0.375% on unused loan commitments greater than $10,000,000 and a per annum letter of credit fee (based on the face amount thereof) equal to the applicable margin on the Eurodollar Rate loans.

    The availability under the Credit Agreement is scheduled to be reduced by $1,000,000 on June 30, 1999 and thereafter principal installments on the Term Loan of $1,000,000 each will be due at the end of each calendar quarter through December 31, 2002. The Revolving Credit will be payable in full on December 31, 2002. Borrowings under the Credit Agreement are secured by all tangible and intangible assets of the Company. Total amounts of principal payable by the Company under the Credit Agreement during the five years subsequent to December 28, 1997 amount to $0 in 1998, $3,000,000 in 1999, $4,000,000 in 2000,
$4,000,000 in 2001, and $11,700,000 in 2002. As discussed in Note 3 to the
Company's consolidated financial statements, the Company completed the sale of its Mick's and Peasant

Atlanta-based restaurants. Net cash proceeds from the sale were used to reduce the Company's Revolving Credit.

    The Credit Agreement contains certain restrictive covenants with respect to the Company that, among other things, create limitations (subject to certain exceptions) on: (i) the incurrence or existence of additional indebtedness or the granting of liens on assets or contingent obligations; (ii) the making of investments in any person; (iii) mergers, dispositions of assets or consolidations; (iv) prepayment of certain other indebtedness; (v) making capital expenditures above specified amounts; and (vi) the ability to make certain fundamental changes or to change materially the present method of conducting the Company's business. The Credit Agreement also requires the Company to satisfy certain financial ratios and tests. As of December 28, 1997, the Company believes it was in compliance with such covenants.

    In March 1997, a subsidiary of the Company and CNL Financial I, Inc. ("CNL") entered into a $2,500,000 loan agreement (the "CNL Loan") which matures on April 1, 2007 and has a 10.02% per annum interest rate. Principal and interest payments will be made over the term of the loan. Proceeds from the CNL Loan were used to reduce the Company's Revolving Credit. At December 28, 1997, the outstanding principal balance of the CNL loan was approximately $2.4 million, of which approximately $0.2 million is payable within the next fiscal year and therefore has been included in "Accrued expenses" in the accompanying consolidated balance sheet as of December 28, 1997.

    In July 1994, the Company entered into an agreement to purchase 9% of the outstanding 11% of common stock of Peasant Holding Corp. ("Peasant Holding") from one of the two remaining minority holders of Peasant Holding common stock. The purchase price of the shares was approximately $1,985,000 plus interest calculated at 5%, which were paid in installments through March 1996.

    During fiscal 1997, the Company's net investment in fixed assets and related investment costs, net of capitalized leases, approximated $16.2 million. The Company estimates that it will expend up to an aggregate of $15 million in 1998 to finance ordinary refurbishment of existing restaurants and pre-opening costs and capital expenditures, net of landlord development and rent allowances and net of equipment lease and mortgage financing, for new restaurants. The Company has entered into various equipment lease and mortgage financing agreements with several financial institutions of which approximately $18.7 million in the aggregate is available for future fundings. The Company anticipates that funds generated through operations and funds available through equipment lease and mortgage financing commitments as well as funds available under the Credit Agreement will be sufficient to fund planned expansion.

    At December 28, 1997, the Company had net operating loss carryforwards for federal income tax purposes of approximately $6.6 million expiring by 2008 and various state income tax net operating loss carryforwards. Approximately $2.7 million of the Company's deferred tax asset represents capital losses. Additionally, as of December 28, 1997, the Company had approximately $4.2 million in FICA and other tax credits expiring by 2012 available to reduce income taxes payable in future years. As a result of the Company's equity offerings in 1992, certain limitations apply to the maximum annual amount of the net operating loss carryforward and credit carryforwards which may be utilized by the Company to offset taxable income in future periods.

    In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible and net operating losses can be carried forward. Management considers projected future taxable income and tax planning strategies in making this assessment. The Company assesses the recoverability of its net deferred tax asset based upon the level of historical income of the Morton's and Bertolini's restaurants and projections of future taxable income over the next two to three years. Deferred tax assets arising from capital losses have been fully reserved for since the Company has no capital gains to offset such losses. Substantially all of the Company's state net operating loss carryforwards relating to Mick's and Peasant have been fully reserved (see Note 6 to the Company's consolidated financial statements).

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

Seasonality

The Company's business is somewhat seasonal in nature, with revenues being less in the third quarter than in other quarters primarily due to Morton's reduced summer volume. It is possible, given the disposition of Mick's and Peasant, as discussed in Note 3 to the Company's consolidated financial statements, that the Company's revenues will become more seasonal in nature. The following table sets forth historical unaudited quarterly revenues for the Company's Morton's and Bertolini's restaurants which were open for the entire period from January 1, 1995 to December 29, 1996 (31 restaurants), and for the entire period from December 30, 1996 to December 28, 1997 (36 restaurants):

                         Comparable Restaurant Revenues

                                 (in thousands)

                                                          1995                 1996
                                                                31 RESTAURANTS
                                                             --------------------           -
                                                     $          %          $          %
                                                 ---------  ---------  ---------  ---------
First Quarter..................................     25,797       25.5     28,338       25.8

Second Quarter.................................     24,247       24.0     26,610       24.2

Third Quarter..................................     22,575       22.3     24,411       22.2

Fourth Quarter.................................     28,489       28.2     30,457       27.8
                                                 ---------  ---------  ---------  ---------
                                                   101,108      100.0    109,816      100.0



                                                           1996                1997
                                                             36 RESTAURANTS
                                                           -------------------
                                                     $          %          $          %
                                                  ---------  ---------  ---------  ---------
First Quarter..................................     31,918       25.7     33,702       25.7

Second Quarter.................................     30,274       24.4     32,281       24.6

Third Quarter..................................     27,793       22.4     28,868       22.0

Fourth Quarter.................................     34,195       27.5     36,300       27.7
                                                  ---------  ---------  ---------  ---------
                                                    124,180     100.0    131,151      100.0


    The Company believes that revenues for the first quarter of fiscal 1996 were adversely affected by severe winter storms in January 1996. The Company believes that the Olympic Games, which were held in Atlanta in July 1996, had a favorable impact on Atlanta-based restaurant revenues for that period.

Year 2000

    The Company is continuing the process of assessing the impact of the Year 2000 issue on its operations. Based on the current status of this assessment, the estimated total costs to be incurred for all Year 2000 related projects are not expected to be material to the Company's business, results of operations or financial condition.

Forward-Looking Statements

    Except for the historical information contained in this annual report, certain statements made herein are forward-looking statements that involve certain risks and uncertainties and are subject to important factors that could cause actual results to differ materially from these forward-looking statements, including without limitation, the effect of economic and market conditions, the impact of competitive activities, the Company's expansion plans, restaurant profitability levels and other risks detailed in the Company's public reports and SEC filings.

                          Independent Auditors' Report

The Board of Directors and Stockholders
Morton's Restaurant Group, Inc.:

We have audited the accompanying consolidated balance sheets of Morton's Restaurant Group, Inc. and subsidiaries as of December 28, 1997 and December 29, 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 28, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Morton's Restaurant Group, Inc. and subsidiaries as of December 28, 1997 and December 29, 1996 and the results of their operations and their cash flows for each of the years in the three-year period ended December 28, 1997, in conformity with generally accepted accounting principles.

As discussed in Notes 2(k) and 3 of the notes to consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," in 1995.

                                                           KPMG PEAT MARWICK LLP

Jericho, New York
January 23, 1998

                MORTON'S RESTAURANT GROUP, INC. AND SUBSIDIARIES

                          Consolidated Balance Sheets
                    December 28, 1997 and December 29, 1996
                   (amounts in thousands, except share data)

                                                                                       DECEMBER 28,  DECEMBER 29,
ASSETS                                                                                    1997          1996
-------------------------------------------------------------------------------------  ------------  ------------
Current assets:
    Cash and cash equivalents........................................................   $    3,437    $    2,276
    Accounts receivable..............................................................        1,669         2,116
    Inventories......................................................................        5,420         4,254
    Landlord construction receivables, prepaid expenses and other current assets.....        3,226         2,408
    Deferred income taxes............................................................        4,890         3,808
    Assets held for sale.............................................................       --            12,474
                                                                                       ------------  ------------
        Total current assets.........................................................       18,642        27,336
                                                                                       ------------  ------------
Property and equipment, at cost:
    Furniture, fixtures and equipment................................................       19,169        13,552
    Leasehold improvements...........................................................       21,876        14,188
    Construction in progress.........................................................           46         1,284
                                                                                       ------------  ------------
                                                                                            41,091        29,024
    Less accumulated depreciation and amortization...................................        6,449         4,353
                                                                                       ------------  ------------
        Net property and equipment...................................................       34,642        24,671
                                                                                       ------------  ------------
Intangible assets, net of accumulated amortization of $3,458 at December 28, 1997 and
  $3,054 at December 29, 1996........................................................       12,537        12,941
Other assets and deferred expenses, net of accumulated amortization of $3,901 at
  December 28, 1997 and $3,963 at December 29, 1996..................................       11,902         5,909
Deferred income taxes................................................................        4,220         6,129
                                                                                       ------------  ------------
                                                                                        $   81,943    $   76,986
                                                                                       ------------  ------------
                                                                                       ------------  ------------

                                                                     (Continued)

                MORTON'S RESTAURANT GROUP, INC. AND SUBSIDIARIES

                    December 28, 1997 and December 29, 1996
                   (amounts in thousands, except share data)

                                                                                       DECEMBER 28,  DECEMBER 29,
LIABILITIES AND STOCKHOLDERS' EQUITY                                                       1997          1996
-------------------------------------------------------------------------------------  ------------  ------------
Current liabilities:
    Accounts payable.................................................................   $    6,159    $    4,694
    Accrued expenses.................................................................       14,629         7,795
    Accrued income taxes.............................................................          656           700
    Liabilities related to assets held for sale......................................       --            12,134
                                                                                       ------------  ------------
        Total current liabilities....................................................       21,444        25,323
                                                                                       ------------  ------------
Bank debt............................................................................       24,931        24,900
Other liabilities....................................................................        7,013         5,676
                                                                                       ------------  ------------
        Total liabilities............................................................       53,388        55,899
                                                                                       ------------  ------------
Commitments and contingencies

Stockholders' equity:
    Preferred stock, $.01 par value per share. Authorized 3,000,000 shares, no shares
      issued or outstanding..........................................................       --            --
    Common stock, $.01 par value per share. Authorized 25,000,000 shares, issued and outstanding 6,604,565 at December 28, 1997 and 6,443,673 at December 29,
      1996...........................................................................           66            64
    Nonvoting common stock, $.01 par value per share. Authorized 3,000,000 shares, no
      shares issued or outstanding...................................................       --            --
    Additional paid-in capital.......................................................       62,214        61,632
    Accumulated deficit..............................................................      (33,725)      (40,609)
                                                                                       ------------  ------------
                                                                                            28,555        21,087
                                                                                       ------------  ------------
        Total stockholders' equity...................................................   $   81,943    $   76,986
                                                                                       ------------  ------------
                                                                                       ------------  ------------

See accompanying notes to consolidated financial statements.

                MORTON'S RESTAURANT GROUP, INC. AND SUBSIDIARIES

                     Consolidated Statements of Operations
    Years ended December 28, 1997, December 29, 1996, and December 31, 1995
                 (amounts in thousands, except per share data)

                                                                        DECEMBER 28,  DECEMBER 29,  DECEMBER 31,
                                                                            1997          1996          1995
                                                                        ------------  ------------  ------------
Revenues..............................................................   $  172,725    $  193,378    $  173,373

Food and beverage costs...............................................       59,189        64,723        57,734
Restaurant operating expenses.........................................       75,779        92,382        85,891
Depreciation, amortization and other non-cash charges.................        6,829         6,454         6,321
General and administrative expenses...................................       12,885        14,333        14,115
Marketing and promotional expenses....................................        4,168         4,431         4,407
Interest expense, net.................................................        2,396         2,297         1,829
Litigation and related expenses.......................................        2,300        --             2,240
Write-down and related charges for net assets held for sale...........       --            11,500        15,500
                                                                        ------------  ------------  ------------
      Income (loss) before income taxes...............................        9,179        (2,742)      (14,664)

Income tax expense (benefit)..........................................        2,295        (4,507)         (756)
                                                                        ------------  ------------  ------------
      Net income (loss)...............................................   $    6,884    $    1,765    $  (13,908)
                                                                        ------------  ------------  ------------
                                                                        ------------  ------------  ------------
Net income (loss) per share:
        Basic.........................................................   $     1.06    $     0.28    $    (2.18)
                                                                        ------------  ------------  ------------
                                                                        ------------  ------------  ------------
        Diluted.......................................................   $     1.00    $     0.26    $    (2.18)
                                                                        ------------  ------------  ------------
                                                                        ------------  ------------  ------------
Weighted average common and potential common shares outstanding:
        Basic.........................................................        6,498         6,404         6,367
                                                                        ------------  ------------  ------------
                                                                        ------------  ------------  ------------
        Diluted.......................................................        6,886         6,795         6,367
                                                                        ------------  ------------  ------------
                                                                        ------------  ------------  ------------

See accompanying notes to consolidated financial statements.

                MORTON'S RESTAURANT GROUP, INC. AND SUBSIDIARIES

                Consolidated Statements of Stockholders' Equity
     Years ended December 28, 1997, December 29, 1996 and December 31, 1995
                             (amounts in thousands)

                                                                             ADDITIONAL                     TOTAL
                                                               COMMON         PAID-IN      ACCUMULATED   STOCKHOLDERS'
                                                                STOCK         CAPITAL        DEFICIT        EQUITY
                                                            -------------  --------------  ------------  ------------
Balance at January 1, 1995................................    $      64      $   61,350     $  (28,466)   $   32,948
Net loss..................................................       --              --            (13,908)      (13,908)
                                                              ---------      ----------     ----------    ----------
Balance at December 31, 1995..............................           64          61,350        (42,374)       19,040
Exercise of stock options.................................       --                 282         --               282
Net income................................................       --              --              1,765         1,765
                                                              ---------      ----------     ----------    ----------
Balance at December 29, 1996..............................           64          61,632        (40,609)       21,087
Exercise of stock options.................................            2             582         --               584
Net income................................................       --              --              6,884         6,884
                                                              ---------      ----------     ----------    ----------
Balance at December 28, 1997..............................    $      66      $   62,214     $  (33,725)   $   28,555
                                                              ---------      ----------     ----------    ----------
                                                              ---------      ----------     ----------    ----------

See accompanying notes to consolidated financial statements.

                MORTON'S RESTAURANT GROUP, INC. AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows
    Years ended December 28, 1997, December 29, 1996, and December 31, 1995
                             (amounts in thousands)

                                                                                   DEC. 28,   DEC. 29,    DEC. 31,
                                                                                     1997       1996        1995
                                                                                   ---------  ---------  ----------
Cash flows from operating activities:
  Net income (loss)..............................................................  $   6,884  $   1,765  $  (13,908)
  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
    Depreciation of property and equipment.......................................      2,127      1,534       1,112
    Amortization of intangible assets............................................        404        400         461
    Amortization of other deferred expenses......................................      3,682      3,722       3,337
    Deferred occupancy costs.....................................................        616        798       1,411
    Deferred income taxes........................................................        827     (5,477)     (1,006)
    Write-down and related charges for net assets held for sale..................     --         11,500      15,500
    Litigation and related expenses..............................................      2,300     --          --
    Change in assets and liabilities:
        Accounts receivable......................................................        447        351        (899)
        Inventories..............................................................     (1,166)      (456)       (398)
        Prepaid expenses and other assets........................................     (4,219)       122         212
        Accounts payable, accrued expenses and other liabilities.................        404     (6,050)        751
        Accrued income taxes.....................................................        (44)       450        (605)
                                                                                   ---------  ---------  ----------
            Net cash provided by operating activities............................     12,262      8,659       5,968
                                                                                   ---------  ---------  ----------
Cash flows from investing activities:
  Purchases of property and equipment............................................     (9,914)    (5,297)     (6,628)
  Payments for pre-opening costs, licenses and other deferred expenses...........     (6,274)    (4,486)     (3,236)
  Proceeds from sale of Mick's and Peasant restaurants...........................      4,308     --          --
  Cash paid to minority holder for common stock of subsidiary....................     --           (483)       (535)
                                                                                   ---------  ---------  ----------
            Net cash used by investing activities................................    (11,880)   (10,266)    (10,399)
                                                                                   ---------  ---------  ----------

                                                                     (Continued)

                MORTON'S RESTAURANT GROUP, INC. AND SUBSIDIARIES

                             (amounts in thousands)

                                                                                      DEC. 28,    DEC. 29,     DEC. 31,
                                                                                        1997        1996         1995
                                                                                      ---------  -----------  -----------
Cash flows from financing activities:
  Decrease in bank overdraft........................................................  $  --       $  --        $    (574)
  Principal reduction on bank debt..................................................    (10,005)     (4,750)      (4,150)
  Proceeds from bank debt...........................................................     10,200       6,000        7,475
  Net proceeds from issuance of stock...............................................        584         282       --
                                                                                      ---------  -----------  -----------
            Net cash provided by financing activities...............................        779       1,532        2,751
                                                                                      ---------  -----------  -----------
Net increase (decrease) in cash and cash equivalents................................      1,161         (75)      (1,680)

Cash and cash equivalents at beginning of year......................................      2,276       2,351        4,031
                                                                                      ---------  -----------  -----------
Cash and cash equivalents at end of year............................................  $   3,437   $   2,276    $   2,351
                                                                                      ---------  -----------  -----------
                                                                                      ---------  -----------  -----------

See accompanying notes to consolidated financial statements.

                MORTON'S RESTAURANT GROUP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           December 28, 1997, December 29, 1996 and December 31, 1995

(1) Organization and Other Matters

    Morton's Restaurant Group, Inc., formerly known as Quantum Restaurant Group, Inc., ("Company") was incorporated in the State of Delaware in October 1988 and is engaged in the business of owning and operating restaurants under the names Morton's of Chicago, Inc. ("Morton's") and Bertolini's Authentic Trattorias ("Bertolini's").

    In 1988, the Company acquired 89% of the outstanding common stock of a predecessor company of Peasant Holding Corp. ("Peasant Holding"), the holding company for The Peasant Restaurants, Inc. ("Peasant") and Mick's Restaurants, Inc. ("Mick's"). The acquisition was accounted for using the purchase method of accounting. During 1994, the Company purchased 9% of the outstanding 11% of common stock of Peasant Holding from one of the two remaining minority holders for approximately $1,985,000 (see Note 11). During 1995, the Company approved a plan to sell its Mick's and Peasant restaurants, and on February 6, 1997, the Company completed the sale of its Atlanta-based Mick's and Peasant restaurants (see Note 3).

    In 1989, the Company acquired 100% of the outstanding common stock, preferred stock, stock options and common stock warrants of Porterhouse, Inc. and subsidiaries, which do business as Morton's of Chicago, a national restaurant group. The acquisition was accounted for using the purchase method of accounting.

    The Company uses a fiscal year which consists of 52 weeks. Approximately every six or seven years, a 53rd week will be added.

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

    (c) Property and Equipment

    Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the related assets. Improvements to leased premises and property under capital leases are amortized on the straight-line method over the shorter of the lease term, including planned extensions, or estimated useful lives of the improvements. In fiscal 1997, 1996, and 1995, interest costs capitalized during the construction period for leasehold improvements were $270,000, $202,500 and $235,000, respectively.

    (d) Other Assets and Deferred Expenses

    The Company defers certain organizational and pre-opening costs associated with the opening of each new restaurant. Such costs are amortized over the 12 months following the restaurant's opening. Unamortized pre-opening costs of $4,116,000 and $3,472,000 at the end of fiscal 1997 and 1996, respectively, are included in "Other assets and deferred expenses" in the accompanying consolidated balance sheets. Also included in "Other assets and deferred expenses" are smallwares of $2,135,000 at the end of fiscal 1997 and $1,775,000 at the end of fiscal 1996. In addition, included in "Assets held for sale" are $760,000 of smallwares at the end of fiscal 1996.

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

    (f) Intangible Assets

    Intangible assets arose from the acquisitions of Peasant Holding and Morton's (see Note 1). Amortization is being recognized on a straight-line basis over forty years for goodwill. Goodwill relating to Peasant Holding was recorded in "Assets held for sale" at the end of fiscal 1996.

    (g) Marketing and Promotional Expenses

    Marketing and promotional expenses in the accompanying consolidated statements of operations include advertising expenses of $3,022,000, $2,875,000 and $3,026,000 for fiscal 1997, 1996 and 1995, respectively.

    (h) Statements of Cash Flows

    For the purposes of the consolidated statements of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. The Company paid cash interest and fees, net of amounts capitalized, of approximately $2,062,000, $2,141,000, and $1,798,000, and income taxes of approximately $1,133,000, $977,000 and $894,000, for fiscal 1997, 1996 and 1995, respectively. During fiscal 1997, 1996 and 1995, the Company entered into capital lease finance agreements of approximately $2,184,000, $2,346,000 and $2,069,000, respectively, for restaurant equipment.

    (i) Earnings Per Share

    In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share'("Statement 128"). Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of stock options. Dilutive earnings per share is calculated in a manner similar to the previously reported fully diluted earnings per share. Earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the Statement 128 requirements (see Note 8).

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

    (l) Stock-Based Compensation

    The Company records compensation expense for stock options only if the current market price of the underlying stock exceeds the exercise price on the date the options are granted. On January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"). The Company has elected not to implement the fair value based accounting method for stock options, but has elected to disclose the pro forma net earnings and pro forma earnings per share for stock option grants made beginning in fiscal 1995 as if such method had been used to account for stock-based compensation costs as described in Statement 123.

(3) Assets Held For Sale and Related Liabilities

    Effective January 2, 1995, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("Statement 121").

    During the second quarter of fiscal 1995, the Company approved a plan for the sale of Mick's and Peasant. Pursuant to Statement 121, the Company discontinued depreciating fixed assets and amortizing goodwill related to Mick's and Peasant for the second, third, and fourth quarters of fiscal 1995, fiscal 1996 and fiscal 1997.

    Coincident with the Company's approval of the plan of sale, the assets held for sale and related liabilities for Mick's and Peasant were reclassified as "Assets held for sale" and "Liabilities related to assets held for sale". The accompanying December 29, 1996 consolidated balance sheet includes the following components:

                                                                                              DECEMBER 29, 1996
                                                                                            ----------------------
                                                                                            (AMOUNTS IN THOUSANDS)
Current assets............................................................................        $    2,166
Net property and equipment................................................................            10,704
Unamortized goodwill......................................................................             8,077
Other assets..............................................................................             2,143
Write-down of carrying values.............................................................           (10,616)
                                                                                                     -------
    Assets held for sale..................................................................            12,474
                                                                                                     -------
Current liabilities.......................................................................             3,495
Other liabilities.........................................................................             1,612
Lease exit and other transaction costs....................................................             7,027
                                                                                                     -------
    Liabilities related to assets held for sale...........................................            12,134
                                                                                                     -------
        Net assets held for sale..........................................................        $      340
                                                                                                     -------
                                                                                                     -------

    The following represents the combined results of operations for Mick's and Peasant for the years ended December 28, 1997, December 29, 1996, and December 31, 1995. Interest expense was not allocated to Mick's and Peasant.

                                                                                    1997        1996        1995
                                                                                  ---------  ----------  ----------
                                                                                       (AMOUNTS IN THOUSANDS)
Revenues........................................................................  $   8,453  $   54,410  $   64,387
Food and beverage costs.........................................................      2,561      15,956      18,839
Restaurant operating expenses...................................................      5,120      33,042      38,776
Depreciation, amortization and other non-cash charges...........................          6         172       2,679
General and administrative expenses.............................................        556       3,741       4,190
Marketing and promotional expenses..............................................        157         975       1,643
Write-down and related charges for net assets held for sale.....................     --          11,500      15,500
                                                                                  ---------  ----------  ----------
      Income (loss) before income taxes.........................................  $      53  $  (10,976) $  (17,240)
                                                                                  ---------  ----------  ----------
                                                                                  ---------  ----------  ----------

    Management had been actively seeking potential buyers for the sale of all Mick's and Peasant restaurants and in the fourth quarter of fiscal 1995 engaged an investment banking firm to assist with the sale. Although marketing efforts concentrated on selling all of the Mick's and Peasant restaurants, sales materials indicated that a partial sale would be considered. Most of the interest received related to the majority of the restaurants located mainly in the Atlanta area. No meaningful offers were received for the remaining restaurants (the "Remaining Restaurants"). Cash flow analyses prepared by management for the Remaining Restaurants indicated that it would be less costly to close such restaurants in an orderly fashion, rather than continue to operate them through the end of their respective lease terms. Accordingly, assets of $8,300,000 related to the Remaining Restaurants were written off and expenses of $7,200,000, representing management's estimate of the expected costs to terminate related leases, were accrued at December 31, 1995. During fiscal 1996 and fiscal 1997, restaurant occupancy expenses of approximately $1,498,000, and $1,271,000, respectively, for the Remaining Restaurants were charged to the accrual for lease exit costs. During fiscal 1996, seven Mick's restaurants and two Peasant restaurants were sold, closed or otherwise disposed of. During fiscal 1997, the remaining seven Mick's restaurants were sold, closed or otherwise disposed of. At December 28, 1997, included in "Accrued expenses" in the accompanying consolidated balance sheet, is approximately $788,000 representing the remaining lease disposition liabilities related to the closing of these restaurants.

    On February 6, 1997, the Company completed the sale of its Atlanta-based Mick's and Peasant restaurants. In connection with the sale, the Remaining Restaurants were transferred to another subsidiary of the Company. Pursuant to these agreements, MRI Acquisition Corporation acquired an 80.1% interest in Mick's and PRI Acquisition Corporation acquired an 80.1% interest in Peasant for an aggregate of $6,800,000, consisting of $4,300,000 in cash and $2,500,000 in the form of two unsecured promissory notes. The Company retained a 19.9% interest in Mick's and Peasant. The unsecured promissory notes and the 19.9% interest in Mick's and Peasant were recorded at their estimated fair values on the date of the sale of approximately $2,200,000 and are included in "Other assets and deferred expenses" in the accompanying consolidated balance sheet at December 28, 1997. In conjunction with the sale, the Company recorded a fiscal 1996 fourth quarter charge of $11,500,000 to write-down the Atlanta-based restaurants to their net realizable values based on the fair value of the consideration received, accrue for the various expenses related to the closing of such sale and to write-off two restaurants which were not part of the sale, both of which were disposed of in 1997.

(4) Accrued Expenses


       ACCRUED EXPENSES CONSIST OF THE FOLLOWING:                            DECEMBER 28, 1997  DECEMBER 29, 1996
---------------------------------------------------------------------------  -----------------  -----------------
                                                                                    (AMOUNTS IN THOUSANDS)
      Litigation and related expenses......................................      $   2,216          $  --
      Accrued construction costs...........................................          2,081                929
      Restaurant operating expenses........................................          1,437              1,509
      Sales and use tax....................................................          1,403                882
      Payroll and related taxes............................................          1,375              1,004
      Current portion of capital lease liabilities.........................          1,467                913
      Accrued gift certificates............................................          1,002                695
      Rent and property taxes..............................................            957                797
      Mick's and Peasant lease disposition costs...........................            788             --
      Other................................................................          1,903              1,066
                                                                                   -------             ------
          Total accrued expenses...........................................      $  14,629          $   7,795
                                                                                   -------             ------
                                                                                   -------             ------

(5) Bank Debt

    The Company and BankBoston, N.A. (formerly The First National Bank of Boston) ("BBNA") entered into the Second Amended and Restated Revolving Credit and Term Loan Agreement, dated June 19, 1995 as amended from time to time (collectively the "Credit Agreement"), pursuant to which the Company's credit facility is $32,500,000, consisting of a $15,000,000 term loan (the "Term Loan") and a $17,500,000 revolving credit facility (the "Revolving Credit"). The final maturity date is December 31, 2002. Loans made pursuant to the Credit Agreement bear interest at a rate equal to the lender's base rate (plus applicable margin) or, at the Company's option, the Eurodollar Rate (plus applicable margin). At December 28, 1997, the Company's applicable margin, calculated pursuant to the Credit Agreement, was 0.00% on base rate loans and 2.00% on Eurodollar Rate loans. The Company has no outstanding futures contracts or interest rate hedge agreements.

    During fiscal 1996, BBNA syndicated portions of the Term Loan and Revolving Credit of the Credit Agreement to two other lenders; Imperial Bank and Heller Financial. BBNA, as agent for the Lenders, receives an annual fee of $10,000 which is paid by the Company.

    As of the end of fiscal 1997 and fiscal 1996, the Company had outstanding borrowings of $22,700,000 and $24,900,000, respectively, under the Credit Agreement. At December 28, 1997, $221,000 was restricted for letters of credit issued by the lender on behalf of the Company. Unrestricted and undrawn funds available to the Company under the Credit Agreement were $9,579,000 as of December 28, 1997. The weighted average interest rate on all bank borrowings on December 28, 1997 was 7.9%. In addition, the Company is obligated to pay fees of 0.25% on unused loan commitments less than $10,000,000, 0.375% on unused loan commitments greater than $10,000,000 and a per annum letter of credit fee (based on the face amount thereof) equal to the applicable margin on the Eurodollar Rate loans.

    Management believes that the carrying amount of long-term debt approximates fair value since the interest rate is variable and the margins are consistent with those available to the Company under similar terms.

    The availability under the Credit Agreement is scheduled to reduce by $1,000,000 on June 30, 1999 and thereafter principal installments on the Term Loan of $1,000,000 each will be due at the end of each calendar quarter through December 31, 2002. The Revolving Credit will be payable in full on December 31, 2002. Borrowings under the Credit Agreement are secured by all tangible and intangible assets of the Company. Total amounts of principal payable by the Company under the Credit Agreement during the five years subsequent to December 28, 1997 amount to $0 in 1998, $3,000,000 in 1999, $4,000,000 in 2000,
$4,000,000 in 2001 and $11,700,000 in 2002. As discussed in Note 3, the Company completed the sale of its Atlanta-based Mick's and Peasant restaurants. Net cash proceeds from the sale were used to reduce the Company's Revolving Credit.

    The Credit Agreement contains certain restrictive covenants with respect to the Company that, among other things, create limitations (subject to certain exceptions) on: (i) the incurrence or existence of additional indebtedness or the granting of liens on assets or contingent obligations; (ii) the making of investments in any person; (iii) mergers, dispositions of assets or consolidations; (iv) prepayment of certain other indebtedness; (v) making capital expenditures above specified amounts; and (vi) the ability to make certain fundamental changes or to change materially the present method of conducting the Company's business. The Credit Agreement also requires the Company to satisfy certain financial ratios and tests. As of December 28, 1997, the Company believes it was in compliance with such covenants.

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

    In March 1997, a subsidiary of the Company and CNL Financial I, Inc. ("CNL") entered into a $2,500,000 loan agreement (the "CNL Loan") which matures on April 1, 2007 and has a 10.02% per annum interest rate. Principal and interest payments will be made over the term of the loan. Proceeds from the CNL Loan were used to reduce the Company's Revolving Credit. At December 28, 1997, the outstanding principal balance of the CNL loan was approximately $2,395,000, of which approximately $164,000 is payable within the next fiscal year and therefore has been included in "Accrued Expenses" in the accompanying consolidated balance sheet as of December 28, 1997.

(6) Income Taxes

    Income tax expense (benefit) is comprised of the following:


                                                                                          (Amounts in thousands)

                                                                                        1997       1996       1995
                                                                                      ---------  ---------  ---------
Federal:                 Current....................................................  $     725  $  --      $  --
                         Deferred...................................................        578     (5,477)    (1,006)
                                                                                      ---------  ---------  ---------
                                                                                          1,303     (5,477)    (1,006)
State and Local:         Current....................................................        743        898        250
                         Deferred...................................................        249         72     --
                                                                                      ---------  ---------  ---------
                                                                                            992        970        250
                                                                                      ---------  ---------  ---------
Income tax expense (benefit)........................................................  $   2,295  $  (4,507) $    (756)
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------

    Income tax expense (benefit) for fiscal 1997, 1996 and 1995 differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to income (loss) before income taxes as a result of the following:

                                                                                       1997       1996       1995
                                                                                     ---------  ---------  ---------
                                                                                         (AMOUNTS IN THOUSANDS)
Computed "expected" tax expense (benefit)..........................................  $   3,121  $    (932) $  (4,986)
Increase (reduction) in income taxes resulting from:
  State and local income taxes, net of federal income tax benefit..................        655        644        165
  FICA tax credits.................................................................     (1,313)    (1,208)    (1,166)
  Change in valuation allowance....................................................     --         (3,315)     5,046
  Other, net.......................................................................       (168)       304        185
                                                                                     ---------  ---------  ---------
                                                                                     $   2,295  $  (4,507) $    (756)
                                                                                     ---------  ---------  ---------
                                                                                     ---------  ---------  ---------

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at the end of fiscal 1997 and 1996 are presented below:

                                                                                       DECEMBER 28,   DECEMBER 29,
                                                                                           1997           1996
                                                                                       -------------  -------------
                                                                                          (AMOUNTS IN THOUSANDS)
Deferred tax assets:
  Federal and state net operating loss carryforwards.................................    $   5,632      $   4,181
  Capital loss carryforwards.........................................................        2,665          1,400
  Write-down and related charges for assets held for sale............................          704          6,109
  Litigation accrual.................................................................          782         --
  Compensatory stock options.........................................................          642          1,124
  Deferred rent and start-up amortization............................................        3,080          2,793
  FICA and other tax credits.........................................................        4,154          2,645
                                                                                            ------         ------
    Total gross deferred tax assets..................................................       17,659         18,252
    Less valuation allowance.........................................................       (6,932)        (7,114)
                                                                                            ------         ------
    Net deferred tax assets..........................................................       10,727         11,138
Deferred tax liabilities:
  Property and equipment depreciation................................................        1,617          1,201
                                                                                            ------         ------
Net deferred tax assets and liabilities..............................................    $   9,110      $   9,937
                                                                                            ------         ------
                                                                                            ------         ------

    At December 28, 1997, the Company had net operating loss carryforwards for federal income tax purposes of approximately $6,614,000 expiring by 2008 and various state income tax net operating loss carryforwards. Approximately $2,665,000 of the Company's deferred tax asset represents capital losses. Additionally, as of December 28, 1997, the Company had approximately $4,154,000 in FICA and other tax credits expiring by 2012 available to reduce income taxes payable in future years. As a result of the Company's equity offerings in 1992, certain limitations apply to the maximum annual amount of the net operating loss carryforward and credit carryforwards which may be utilized by the Company to offset taxable income in future periods.

    In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible and net operating losses can be carried forward. Management considers projected future taxable income and tax planning strategies in making this assessment. The Company assesses the recoverability of its net deferred tax asset based upon the level of historical income of the Morton's and Bertolini's restaurants and projections of future taxable income over the next two to three years. Deferred tax assets arising from capital losses have been fully reserved since the Company has no capital gains to offset such losses. Substantially all of the Company's state net operating loss carryforwards relating to Mick's and Peasant have been fully reserved.

(7) Capital Stock

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

    Activity in stock options is summarized as follows:

                                                       1997                         1996                          1995
                                            --------------------------  ----------------------------  ----------------------------
                                              WEIGHTED
                                               AVERAGE       SHARES        WEIGHTED        SHARES        WEIGHTED        SHARES
                                              EXERCISE     SUBJECT TO       AVERAGE      SUBJECT TO       AVERAGE      SUBJECT TO
                                                PRICE        OPTION     EXERCISE PRICE     OPTION     EXERCISE PRICE     OPTION
                                            -------------  -----------  ---------------  -----------  ---------------  -----------
Beginning of year.........................    $    8.48       790,765      $    6.63        693,295      $    6.27        648,745
Options granted...........................        17.12       205,100          12.97        233,650          10.88         97,000
Options exercised.........................         3.62       160,892           3.67         76,580         --             --
Options canceled..........................        12.65       207,588          10.72         59,600          10.08         52,450
                                                 ------    -----------         -----     -----------         -----     -----------
End of year...............................    $   11.17       627,385      $    8.48        790,765      $    6.63        693,295
                                                 ------    -----------         -----     -----------         -----     -----------
                                                 ------    -----------         -----     -----------         -----     -----------

As of December 28, 1997, there were 232,985 options exercisable with a weighted average exercise price of $6.16.

    (c) In October of 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"), which was adopted by the Company in 1996. The Company has elected to disclose the pro forma net income and earnings per share as if such method had been used to account for stock-based compensation cost as described in Statement 123.

    The per share weighted average fair value of stock options granted during fiscal 1997, 1996 and 1995 was $7.81, $7.01 and $5.35 on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: 1997 -- expected dividend yield 0.0%, risk-free interest rate of 6.0%, volatility of 33% and an expected life of 6.4 years; 1996--expected dividend yield 0.0%, risk-free interest rate of 6.0%, volatility of 36% and an expected life of 7 years; 1995--expected dividend yield 0.0%, risk-free interest rate of 6.0%, volatility of 36% and an expected life of 6.8 years.

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

                                                                                       1997       1996        1995
                                                                                     ---------  ---------  ----------
                                                                                          (AMOUNTS IN THOUSANDS,
                                                                                          EXCEPT PER SHARE DATA)
Net income (loss) as reported......................................................  $   6,884  $   1,765  $  (13,908)
     Pro forma.....................................................................  $   6,553  $   1,516  $  (13,955)
Net income (loss) per diluted share as reported....................................  $    1.00  $    0.26  $    (2.18)
     Pro forma.....................................................................  $    0.96  $    0.23  $    (2.19)


    Pro forma net income (loss) reflects only options granted in 1997, 1996 and 1995. Therefore, the full impact of calculating compensation cost for stock options under Statement 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period of five years and compensation cost for options granted prior to January 1, 1995 is not considered.

(8) Earnings Per Share

    As discussed in Note 2(i), the Company adopted Statement 128 which replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. The following table sets forth the computation of basic and diluted earnings per share. Prior periods have been restated to conform to the Statement 128 requirements:

                                                                                       1997       1996        1995
                                                                                     ---------  ---------  ----------
                                                                                      (AMOUNTS IN THOUSANDS, EXCEPT
                                                                                             PER SHARE DATA)
Net income (loss)..................................................................  $   6,884  $   1,765  $  (13,908)
                                                                                     ---------  ---------  ----------
                                                                                     ---------  ---------  ----------
Weighted average common shares (denominator for basic earnings per share)..........      6,498      6,404       6,367

Effect of dilutive securities:
     Employee stock options........................................................        388        391          -*
                                                                                     ---------  ---------  ----------
Weighted average common and potential common shares outstanding (denominator for
  diluted earnings per share)......................................................      6,886      6,795       6,367
                                                                                     ---------  ---------  ----------
                                                                                     ---------  ---------  ----------
Basic earnings per share...........................................................  $    1.06  $    0.28  $    (2.18)
                                                                                     ---------  ---------  ----------
                                                                                     ---------  ---------  ----------
Diluted earnings per share.........................................................  $    1.00  $    0.26  $    (2.18)
                                                                                     ---------  ---------  ----------
                                                                                     ---------  ---------  ----------

* Assumed exercise of stock options was antidilutive due to net loss and therefore excluded.

For additional disclosures regarding employee stock options see Note 7.

(9) Operating Leases

    All of the Company's operations are conducted in leased premises. Including renewal options, remaining lease terms range from two to 29 years.

    In connection with entering into leases, the Company is frequently provided with development allowances from the lessors. These allowances for leasehold improvements, furniture, fixtures and equipment are offset against the related fixed asset accounts and the net amount is amortized on a straight-line basis over the shorter of the lease term, including planned extensions, or estimated useful lives of the assets. At the end of fiscal 1997 and fiscal 1996, $1,281,000 and $578,000, respectively, of development allowances were due from lessors and are included in "Landlord construction receivables, prepaid expenses and other current assets" in the accompanying consolidated balance sheets.

    The Company leases certain office and restaurant facilities and related equipment under noncancelable operating lease agreements with an affiliate and third parties. Certain leases contain contingent rental provisions based upon a percent of gross sales and or provide for rent deferral during the initial term of such leases. Included in "Other liabilities" in the accompanying consolidated balance sheets at the end of fiscal 1997 and fiscal 1996 are accruals related to such rent deferrals of approximately $3,393,000 and $2,656,000, respectively. In addition, included in "Liabilities related to assets held for sale" are approximately $1,592,000 of such accruals at the end of fiscal 1996. For financial reporting purposes, such leases are accounted for on a straight-line rental basis. Future minimum annual rental commitments under these leases are approximately as follows:

                                          (amounts in thousands)
    Fiscal 1998                                 $10,365
    Fiscal 1999                                   9,673
    Fiscal 2000                                   9,512
    Fiscal 2001                                   9,423
    Fiscal 2002                                   9,653
    Fiscal 2003 and thereafter                   70,009
                                                -------
    Total minimum lease payments               $118,635
                                                -------
                                                -------

    Contingent rental payments on building leases are typically made based upon the percentage of gross sales on the individual restaurants that exceed predetermined levels. The percentage of gross sales to be paid and related gross sales level vary by unit. Contingent rental expense was approximately $2,376,000, $2,391,000 and $1,904,000, for fiscal 1997, 1996 and 1995, respectively.

    Rental expense for all leases was approximately $11,936,000, $14,175,000, and $13,375,000, for fiscal 1997, 1996 and 1995, respectively, of which approximately, $564,000, and $553,000, respectively, was paid to an affiliate in fiscal 1996 and 1995.

    As discussed in Note 3, the Company accrued for lease disposition expenses related to certain Mick's and Peasant restaurants whose underlying leases have been assigned to third parties. At December 28, 1997, the aggregate remaining minimum lease obligation is approximately $1,700,000, of which the Company's portion of $788,000 has been accrued for and is included in "Accrued expenses" in the accompanying consolidated balance sheet.

(10) Capital Leases

    The Company typically finances the purchase of certain restaurant equipment through capital leases and at December 28, 1997 had approximately $8,200,000 in lease commitments available for future fundings. At December 28, 1997 and December 29, 1996, furniture, fixtures and equipment include approximately $6,300,000 and $4,628,000 of net assets recorded under capital leases. These assets are amortized over the life of the respective leases. At December 28, 1997 and December 29, 1996, capitalized lease obligations of approximately $3,503,000 and $3,020,000 are included in "Other liabilities" in the accompanying consolidated balance sheets.

    The Company's minimum future obligations under capital leases as of December 28, 1997 are as follows:

                                          (amounts in thousands)
    Fiscal 1998                                $  1,826
    Fiscal 1999                                   1,601
    Fiscal 2000                                   1,237
    Fiscal 2001                                     743
    Fiscal 2002                                     361
                                                -------
    Total minimum lease payments                  5,768
    Less amount representing interest               798
                                                -------
    Present value of net minimum lease
         payments (including current portion
         of $1,467)                            $  4,970
                                                -------
                                                -------

(11) Acquisition Related Agreements

    In July 1994, the Company entered into an agreement to purchase 9% of the outstanding 11% of common stock of Peasant Holding from one of the two minority holders of Peasant Holding common stock. The purchase price of the shares was approximately $1,985,000 plus interest calculated at 5%, which was paid in installments through March 1996.

(12) Employment Agreements

    The Company and its Chief Executive Officer entered into an employment agreement on January 1, 1992. The agreement, as amended, is terminable by the Company upon 60 months prior notice. On January 31, 1994, the Company entered into an employment agreement with its now former President. This agreement was terminated in September 1997.

    The Company is a party to change of control agreements with its Chief Executive Officer and another officer which grant these employees the right to receive up to approximately three times their base compensation (as computed under the Internal Revenue Code) if there is a change in control of the Company and termination of their employment during a specified period by the Company without cause or by such officer with good reason.

(13) Employee Benefit Plans

    Employees of Morton's Restaurant Group, Morton's of Chicago, and Bertolini's who are over the age of 21 and who have completed a year of service are eligible for voluntary participation in a profit sharing plan. Employer contributions to the plan are made at the discretion of the Board of Directors. Employer contributions for fiscal 1997, 1996 and 1995 were $516,000, $365,000 and $145,000, respectively.

(14) Legal Matters and Contingencies

    An employee (Plaintiff) of a subsidiary of the Company, initiated legal action against Morton's of Chicago, Quantum Corporation and unnamed "Doe" defendants on February 8, 1996 in California Superior Court in San Francisco. Plaintiff's, Ms. Wendy Kirkland, complaint alleged under California law, among other things, wrongful constructive termination, sex discrimination and sexual harassment.

Plaintiff sought general, special, and punitive damages in unspecified amounts, as well as attorneys' fees and costs. The case was subsequently removed to the U.S. District Court for the Northern District of California. By order dated October 14, 1997, the Court granted Plaintiff's motion for partial summary judgment, finding that an employer is strictly liable under California law for the sexually harassing conduct of the employer's supervisory employees. On November 25, 1997, a jury in the U.S. District Court for the Northern District of California awarded a judgment to the Plaintiff. In conjunction with the judgment, the Company recorded a fourth quarter nonrecurring, pre-tax charge of $2,300,000, representing compensatory damages of $250,000, punitive damages of $850,000, and an estimate of the Plaintiff's and the Company's legal fees and expenses. The Company intends to vigorously contest and appeal the judgment when entered.

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

Price Range of Common Stock and Related Matters

------------------------------------------------------------------------------

The Company's Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "MRG". From January 21, 1994 until May 9, 1996, it was traded under the symbol "KRG".

The following table sets forth, for the periods indicated, the highest and lowest sale prices for the Common Stock, as reported by the NYSE.


FISCAL YEAR ENDED DECEMBER 28, 1997                                                              HIGH        LOW
---------------------------------------------------------------------------------------------  ---------  ---------
First Quarter................................................................................  $  17 1/2  $  14 1/2
Second Quarter...............................................................................     20 1/4     15
Third Quarter................................................................................     24         19 1/8
Fourth Quarter...............................................................................     25 1/16    19 3/4


FISCAL YEAR ENDED DECEMBER 29, 1996                                                              HIGH        LOW
---------------------------------------------------------------------------------------------  ---------  ---------
First Quarter................................................................................  $  17 1/4  $  10 7/8
Second Quarter...............................................................................     19         13 5/8
Third Quarter................................................................................     18 1/2     15 1/8
Fourth Quarter...............................................................................     17 5/8     14


On December 28, 1997, the last reported sale price of the Common Stock on the NYSE was $19.75. On March 2, 1998, the last reported sale price of the Common Stock on the NYSE was $21.75.

As of March 2, 1998, there were approximately 60 holders of record of the Company's Common Stock. The Company believes that as of such date there were approximately 1,000 beneficial owners of its Common Stock.

The Company has not paid any dividends on its common stock since its inception. The Company currently intends to retain all of its earnings to support the continued development of its business and has no present intention of paying any dividends on its Common Stock. Any future determination as to the payment of dividends will be at the discretion of the Board of Directors and will depend on the Company's financial condition, results of operations, capital requirements, compliance with charter and contractual restrictions and such other factors as the Board of Directors deems relevant. In addition, the Company's Credit Agreement restricts the payment of dividends. See Note 5 of Notes to Consolidated Financial Statements.