Form 10-K, Exhibit 13
period 1999-01-03
MORTONS RESTAURANT GROUP INC
filed 1999-03-31
CIK 883981

                                                                   Exhibit 13.01

                         SELECTED FINANCIAL INFORMATION
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

STATEMENT OF OPERATIONS INFORMATION                                                     FISCAL YEARS
                                                       --------------- -------------- -------------- --------------- --------------
                                                            1998           1997           1996            1995           1994
                                                            ----           ----           ----            ----           ----
   Restaurant Revenues (Combined Morton's and
   Bertolini's)                                        $   189.8       $   164.3      $   139.0      $   109.0       $    90.8

   Restaurant Revenues (All)                               189.8           172.7          193.4          173.4           156.3

   EBITDA (1)                                               24.5            20.7           17.5           11.2            12.7

   Income Before Income Taxes and Nonrecurring
       Charges                                              13.8            11.5            8.8            3.1             3.1
   Income (Loss) Before Income Taxes                        (6.1)(2)         9.2(3)        (2.7)(4)      (14.7)(5)        (3.0)(6)

   Net Income (Loss)                                        (1.9)(2)         6.9(3)         1.8 (4)      (13.9)(5)        (0.3)(6)

   Net Income (Loss) Per Share:
       Basic                                               (0.28)(2)        1.06(3)         0.28(4)      (2.18)(5)        (0.05)(6)
       Diluted                                          $  (0.28)(2)    $   1.00(3)    $    0.26(4)   $  (2.18)(5)    $   (0.05)(6)



BALANCE SHEET INFORMATION

                                                                                        FISCAL YEARS
                                                       --------------- -------------- -------------- --------------- --------------
                                                            1998           1997           1996            1995           1994
                                                            ----           ----           ----            ----           ----

   Current Assets                                        $  19.3         $  18.6       $   27.3(7)    $   35.4(7)    $    15.4
   Property and Equipment, Net                              45.8            34.6           24.7           19.4            25.3
   Total Assets                                             95.0            81.9           77.0           73.2            73.5
   Current Liabilities                                      28.2            21.4           25.3(8)        26.4(8)         15.4
   Long-Term Debt                                           36.8            24.9           24.9           23.7            20.0
   Stockholders' Equity                                  $  23.0         $  28.6       $   21.1       $   19.0       $    32.9



(1) Represents earnings before interest, taxes, depreciation, amortization and other non-cash charges, and nonrecurring charges.
(2) Includes nonrecurring, pre-tax charge of $19.9 million representing the write-down of impaired Bertolini's restaurant assets and the write-down and accrual of lease exit costs associated with the closure of specified Bertolini's restaurants, as well as the remaining interests in Mick's and Peasant restaurants.
(3)  Includes nonrecurring, pre-tax litigation charge of $2.3 million.
(4) Includes nonrecurring, pre-tax charge of $11.5 million to write-down the Atlanta-based Mick's and Peasant restaurants recorded in conjunction with the sale of such restaurants.
(5) Includes nonrecurring, pre-tax charges of $15.5 million representing a write-down and related charges for net assets held for sale and $2.2 million related to the settlement of a lawsuit.
(6) Includes one-time, pre-tax charges aggregating $6.1 million, of which $5.5 million related to the write-off of a preferred stock minority investment in an affiliate.
(7) Includes assets held for sale of $12.5 million and $22.6 million for fiscal 1996 and 1995, respectively. (8)INCLUDES LIABILITIES RELATED TO ASSETS HELD FOR SALE OF $12.1 MILLION AND $14.0 MILLION FOR FISCAL 1996 AND 1995,
(8) Includes liabilities related to assets held for sale of $12.1 million and $14.0 million for fiscal 1996 and 1995, respectively.

         RESPECTIVELY.MORTON'S RESTAURANT GROUP, INC. AND SUBSIDIARIES

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

1998 COMPARED TO 1997

         The following table represents the unaudited combined results of operations for Morton's Restaurant Group (Company), Morton's of Chicago Steakhouses (Morton's) and Bertolini's Authentic Trattorias (Bertolini's), excluding Mick's Restaurants, Inc. (Mick's) and The Peasant Restaurants, Inc. (Peasant). As discussed in Note 3 to the Company's consolidated financial statements, the Company completed the sale of its Atlanta-based Mick's and Peasant restaurants on February 6, 1997 and closed, sold, or otherwise disposed of all other remaining Mick's and Peasant restaurants during fiscal 1997.

         Morton's Restaurant Group, Inc., Morton's and Bertolini's (excluding Mick's and Peasant):

                                                                          January 3, 1999      December 28, 1997
                                                                          ---------------      -----------------
                                                                                    (amounts in thousands)

Revenues                                                                        $189,779               $164,272

Food and beverage costs                                                           64,946                 56,628
Restaurant operating expenses                                                     81,796                 70,659
Depreciation, amortization and other non-cash charges                              8,360                  6,823
General and administrative expenses                                               13,432                 12,329
Marketing and promotional expenses                                                 5,125                  4,011
Interest expense, net                                                              2,325                  2,396
Nonrecurring charge for the write-down and related charges for
   impaired assets                                                                19,925                     --
Nonrecurring charge for litigation and related expenses                               --                  2,300
                                                                             -----------              ---------
          Income (loss) before income taxes                                  $   (6,130)              $   9,126
                                                                             -----------              ---------
                                                                             -----------              ---------

       The following represents the unaudited combined results of operations for Mick's and Peasant. Interest expense was not allocated to Mick's and Peasant.

                               Mick's and Peasant Restaurants:

                                                        January 3, 1999        December 28, 1997
                                                        ---------------        -----------------
                                                                 (amounts in thousands)

Revenues                                                     $  --                    $8,453

Food and beverage costs                                         --                     2,561
Restaurant operating expenses                                   --                     5,120
Depreciation, amortization and other non-cash charges           --                         6
General and administrative expenses                             --                       556
Marketing and promotional expenses                              --                       157
                                                             -------                  ------
          Income before income taxes                         $  --                    $   53
                                                             -------                  ------
                                                             -------                  ------

         Revenues increased $17.1 million, or 9.9%, to $189.8 million for fiscal 1998, from $172.7 million for fiscal 1997. Revenues from Morton's and Bertolini's increased $25.5 million, or 15.5%, to $189.8 million for fiscal 1998, from $164.3 million during the comparable 1997 period. Of the increase in Morton's and Bertolini's revenues, $21.1 million was attributable to incremental restaurant revenues from fourteen new restaurants opened after January 1, 1997 and $5.0 million, or 3.3%, was attributable to additional comparable revenues from restaurants open all of both periods. Included in 1998 revenues is approximately $0.1 million in consulting fee income and included in 1997 revenues is approximately $0.7 million of investment and consulting fee income. Average Morton's and Bertolini's revenues per restaurant open for a full period increased 2.0%. As discussed in Note 3 to the Company's consolidated financial statements, the Company completed the sale of its Atlanta-based Mick's and Peasant restaurants on February 6, 1997. Nine other non-Atlanta Mick's and Peasant restaurants were closed, sold or otherwise disposed of during fiscal 1996 and the remaining seven Mick's were closed, sold or otherwise disposed of during fiscal 1997. As a result, revenues for the Mick's and Peasant restaurants decreased approximately $8.5 million in the fiscal 1998 period versus the comparable period of fiscal 1997. Additionally, as reflected in the table below, certain Bertolini's restaurants have generated lower than anticipated revenues, which have adversely impacted average restaurant revenues, earnings and earnings trends. As discussed in Note 3 to the Company's consolidated financial statements, the Company recorded a nonrecurring, pre-tax charge of $19.9 million representing the write-down of impaired Bertolini's restaurant assets and the write-down and accrual of lease exit costs associated with the closure of specified Bertolini's restaurants, as well as the remaining interests in Mick's and Peasant restaurants. As of January 3, 1999, the Company operated 55 restaurants (including 43 Morton's and 12 Bertolini's) and as of December 28, 1997, 48 restaurants (including 38 Morton's and 10 Bertolini's).

         Percentage changes in comparable restaurant revenues for fiscal 1998 versus fiscal 1997 for restaurants open all of both periods are as follows:

                                             Percentage Change
                                             -----------------
             Morton's                              4.4  %
             Bertolini's                          -2.7  %
             Total                                 3.3  %

        Food and beverage costs increased from $59.2 million for fiscal 1997 to $64.9 million for fiscal 1998. Food and beverage costs, excluding all Mick's and Peasant restaurants, increased $8.3 million to $64.9 million for fiscal 1998 from $56.6 million recorded for fiscal 1997. These costs as a percentage of related revenues decreased 0.3% for the period. As a result of the sale and closings of the Mick's and Peasant restaurants, as discussed in Note 3 to the Company's consolidated financial statements, there was a reduction in food and beverage costs of approximately $2.6 million for fiscal 1998.

        Restaurant operating expenses which include labor, occupancy and other operating expenses increased from $75.8 million for fiscal 1997 to $81.8 million for fiscal 1998, an increase of $6.0 million. Restaurant operating expenses, excluding all Mick's and Peasant restaurants, increased from $70.7 million for fiscal 1997 to $81.8 million for fiscal 1998. Those costs, excluding Mick's and Peasant, as a percentage of revenues increased 0.1% from 43.0% for fiscal 1997 to 43.1% for fiscal 1998. Offsetting the increase in total restaurant operating expenses was a reduction of approximately $5.1 million during fiscal 1998 versus the comparable 1997 period, due to the sale and closings of Mick's and Peasant restaurants as discussed in Note 3 to the Company's consolidated financial statements.

        Depreciation, amortization and other non-cash charges increased from $6.8 million for fiscal 1997 to $8.4 million for fiscal 1998 and increased from 4.0% of revenues to 4.4%, respectively. Through fiscal 1998, pre-opening costs associated with the opening of new restaurants were amortized over the 12 months following opening. The timing of restaurant openings, as well as costs per restaurant, affected the amount of such costs amortized.

        General and administrative expenses for fiscal 1998 were $13.4 million, an increase of $0.5 million, from $12.9 million for fiscal 1997. General and administrative expenses, excluding all Mick's and Peasant restaurants, increased $1.1 million from $12.3 million for fiscal 1997 to $13.4 million for fiscal 1998. Such costs, excluding Mick's and Peasant, as a percentage of revenues were 7.1% for fiscal 1998, a decrease of 0.4% from fiscal 1997. The increase in such absolute costs is driven by incremental costs associated with restaurant development. General and administrative expenses relating to the Mick's and Peasant restaurant groups decreased $0.6 million during fiscal 1998 versus the comparable 1997 period as a result of the sale and closings of Mick's and Peasant restaurants as discussed in Note 3.

        Marketing and promotional expenses were $5.1 million, or 2.7% of revenues, for fiscal 1998 versus $4.2 million, or 2.4% of revenues, for fiscal 1997. Marketing and promotional expenses, excluding Mick's and Peasant, were $5.1 million, or 2.7% of revenues, for fiscal 1998, as compared to $4.0 million, or 2.4% of revenues, for fiscal 1997. The increase is driven by incremental costs associated with restaurant development and program specific costs related to Morton's twentieth anniversary. Mick's and Peasant marketing and promotional expenses decreased $0.2 million during fiscal 1998 versus fiscal 1997.

        Interest expense, net of interest income, decreased $0.1 million, from $2.4 million for fiscal 1997 to $2.3 million for fiscal 1998. This decrease was due to a reduction in the Company's weighted average interest rate on bank borrowings offset by additional borrowings.


         During fiscal 1998, the Company recorded a nonrecurring, pre-tax charge of $19.9 million representing the write-down of impaired Bertolini's restaurant assets and the write-down and accrual of lease exit costs associated with the closure of specified Bertolini's restaurants, as well as the write-down of the Company's remaining interest in Mick's and Peasant (see Note 3 to the Company's consolidated financial statements).

        During fiscal 1997, the Company recorded a charge of approximately $2.3 million related to a judgment against the Company in the United States District Court for the Northern District of California (see Note 3(b) to the Company's consolidated financial statements).

        An income tax benefit of $4.3 million for fiscal 1998 represents the recovery of FICA and other tax credits that were generated during fiscal 1998 and the recognition of additional deferred tax benefits associated with the Company's fiscal 1998 loss, as well as the partial reversal of the deferred tax valuation allowance associated with the implementation of certain state tax planning strategies.

1997 COMPARED TO 1996

         The following table represents the unaudited combined results of operations for Morton's Restaurant Group, Morton's and Bertolini's, excluding Mick's and Peasant restaurants. As discussed in Note 3 to the Company's consolidated financial statements, the Company completed the sale of its Atlanta-based Mick's and Peasant restaurants on February 6, 1997 and closed, sold, or otherwise disposed of all other remaining Mick's and Peasant restaurants during fiscal 1997.

     Morton's Restaurant Group, Inc., Morton's and Bertolini's (excluding Mick's and Peasant):

                                                        December 28, 1997   December 29, 1996
                                                        -----------------   -----------------
                                                                (amounts in thousands)
Revenues                                                     $164,272           $138,968

Food and beverage costs                                        56,628             48,767
Restaurant operating expenses                                  70,659             59,340
Depreciation, amortization and other non-cash charges           6,823              6,282
General and administrative expenses                            12,329             10,592
Marketing and promotional expenses                              4,011              3,456
Interest expense, net                                           2,396              2,297
Nonrecurring charge for litigation and related expenses         2,300               --
                                                             --------           --------

          Income before income taxes                         $  9,126           $  8,234
                                                             --------           --------
                                                             --------           --------



       The following represents the unaudited combined results of operations for Mick's and Peasant. Interest expense was not allocated to Mick's and Peasant.


                         Mick's and Peasant Restaurants:

                                                                      December 28,  December 29,
                                                                          1997         1996
                                                                      ------------  ------------
                                                                        (amounts in thousands)
Revenues                                                                $  8,453      $ 54,410

Food and beverage costs                                                    2,561        15,956
Restaurant operating expenses                                              5,120        33,042
Depreciation, amortization and other non-cash charges                          6           172
General and administrative expenses                                          556         3,741
Marketing and promotional expenses                                           157           975
Nonrecurring charge for the write-down and related charges for net
   assets held for sale                                                       --        11,500
                                                                        --------      --------
          Income (loss) before income taxes                             $     53      $(10,976)
                                                                        --------      --------
                                                                        --------      --------




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

         Percentage changes in comparable restaurant revenues for fiscal 1997 versus fiscal 1996 for restaurants open all of both periods are as follows:


                                            PERCENTAGE CHANGE
                                            -----------------
             Morton's                              6.2%
             Bertolini's                           2.6%
             Total                                 5.6%

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

        Depreciation, amortization and other non-cash charges increased from $6.5 million for fiscal 1996 to $6.8 million for fiscal 1997 and increased from 3.3% of revenues to 4.0%, respectively. Pre-opening costs associated with the opening of new restaurants are amortized over the 12 months following opening. The timing of restaurant openings affects the amount of such costs amortized.

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

        During fiscal 1997, the Company recorded a charge of approximately $2.3 million related to a judgment against the Company in the United States District Court for the Northern District of California (see Note 3(b) to the Company's consolidated financial statements).

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

         The Company and BankBoston, N.A. (formerly The First National Bank of Boston) ("BBNA") entered into the Second Amended and Restated Revolving Credit and Term Loan Agreement, dated June 19, 1995, as amended, from time to time (collectively the "Credit Agreement"), pursuant to which the Company's credit facility (the "Credit Facility") is $45,000,000, which reflects an increase of $12,500,000 in fiscal 1998. The Credit Facility consists of a $12,500,000 term loan (the "Term Loan") and a $32,500,000 revolving credit facility (the "Revolving Credit"). The final maturity date of the Term Loan is December 31, 2003 and the final maturity date of the Revolving Credit is December 31, 2004. Loans made pursuant to the Credit Agreement bear interest at a rate equal to the lender's base rate (plus applicable margin) or, at the Company's option, the Eurodollar Rate (plus applicable margin). At January 3, 1999, the Company's applicable margin, calculated pursuant to the Credit Agreement, was 0.00% on base rate loans and 1.75% on Eurodollar Rate loans. BBNA has syndicated portions of the Credit Facility to First Union Corporation and Imperial Bank.

         At the end of fiscal 1998 and fiscal 1997, the Company had outstanding borrowings of $29,475,000 and $22,700,000, respectively, under the Credit Agreement. At January 3, 1999, $230,000 was restricted for letters of credit issued by the lender on behalf of the Company. Unrestricted and undrawn funds available to the Company under the Credit Agreement were $15,295,000 as of January 3, 1999. The weighted average interest rate on all borrowings under the Credit Facility on January 3, 1999 was 7.01%. In addition, the Company is obligated to pay fees of 0.25% on unused loan commitments less than $10,000,000, 0.375% on unused loan commitments greater than $10,000,000 and a per annum letter of credit fee (based on the face amount thereof) equal to the applicable margin on the Eurodollar Rate loans.

         Availability under the Credit Agreement is scheduled to reduce on December 31, 2000. Quarterly principal installments on the Term Loan of $780,000 will be due at the end of each calendar quarter from December 31, 2000 through September 30, 2002 and $1,252,000 from December 31, 2002 through December 31, 2003. The Revolving Credit will be payable in full on December 31, 2004. Borrowings under the Credit Agreement are secured by all tangible and intangible assets of the Company. Total amounts of principal payable by the Company under the Credit Agreement during the five years subsequent to January 3, 1999 amount to $0 in 1999, $780,000 in 2000, $3,120,000 in 2001, $3,592,000 in 2002 and
$5,008,000 in 2003. The borrowings under the Credit Agreement have been classified as noncurrent on the Company's consolidated balance sheet since principal payments commence December 31, 2000.

         The Credit Agreement contains certain restrictive covenants with respect to the Company that, among other things, create limitations (subject to certain exceptions) on: (i) the incurrence or existence of additional indebtedness or the granting of liens on assets or contingent obligations; (ii) the making of certain investments; (iii) mergers, dispositions of assets or consolidations; (iv) prepayment of certain other indebtedness; (v) making capital expenditures above specified amounts; and (vi) the ability to make certain fundamental changes or to change materially the present method of conducting the Company's business. The Credit Agreement also requires the Company to satisfy certain financial ratios and tests. As of January 3, 1999, the Company believes it was in compliance with such covenants.

         On April 7, 1998 and May 29, 1998, the Company entered into interest rate swap agreements with BBNA on notional amounts of $10,000,000 each. The term of the agreements are for three years and may be extended for an additional two years at the option of BBNA.

         In March 1997, a subsidiary of the Company and CNL Financial I, Inc. ("CNL") entered into a $2,500,000 loan agreement (the "CNL Loan") which matures on April 1, 2007 and has a 10.02% per annum interest rate. Principal and interest payments will be made over the term of the loan. At January 3, 1999, the outstanding principal balance of the CNL loan was approximately $2,221,000, of which approximately $167,000 is payable within the next fiscal year and therefore has been included in "Current portion of obligations to financial institutions and capital leases" in the accompanying consolidated balance sheet as of January 3, 1999.

         During 1998, various subsidiaries of the Company and FFCA Acquisition Corporation ("FFCA") entered into loan agreements to fund the purchases of land and the construction of two Morton's of Chicago and one Bertolini's restaurants for amounts not exceeding $3,000,000 per location. During 1998, $3,000,000 was funded for the purchase of land and construction of a Morton's of Chicago restaurant. The interest rate was fixed at 7.68% per annum. Principal and interest payments on the loan, which matures on October 1, 2018, are made monthly. In December 1998, $2,315,000 was funded for the purchase of two additional parcels of land and an additional $3,685,000 is expected to be funded subsequent to the completion of construction during fiscal 1999. Interest is accrued on the initial fundings at an adjustable rate equal to the London interbank offered rate, adjusted monthly, plus an applicable margin of 2.75%. Upon the final disbursement, the interest rate will be fixed at a rate of interest equal to the ten year U.S. Treasury Rate then in effect plus 2.75%. Principal and interest payments will be made on a monthly basis over a twenty-year period. At January 3, 1999, the aggregate outstanding principal balance due to FFCA was approximately $5,305,000, of which approximately $67,000 of principal is payable within the next fiscal year and therefore has been included in "Current portion of obligations to financial institutions and capital leases" in the accompanying consolidated balance sheet for the period ended January 3, 1999.

         During fiscal 1998, the Company's net investment in fixed assets and related investment costs, net of capitalized leases and mortgage financings, approximated $22.1 million. The Company estimates that it will expend up to an aggregate of $12.0 million in 1999 to finance ordinary refurbishment of existing restaurants and capital expenditures, net of landlord development and, or rent allowances and net of equipment lease and mortgage financing, for new restaurants. The Company has entered into various equipment lease and mortgage financing agreements with several financial institutions of which approximately $11.5 million, in the aggregate, is available for future fundings. The Company anticipates that funds generated through operations and funds available through equipment lease and mortgage financing commitments as well as funds available under the Credit Agreement will be sufficient to fund planned expansion.

         At January 3, 1999, the Company had various state income tax net operating loss carryforwards which expire in various periods through 2016. Approximately $3.7 million of the Company's deferred tax asset represents capital losses. Additionally, as of January 3, 1999, the Company had approximately $4.9 million in FICA and other tax credits expiring in various periods through 2013 available to reduce income taxes payable in future years.

         In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon generating future taxable income during the periods in which temporary differences become deductible and net operating losses can be carried forward. Management considers the scheduled reversal of deferred tax assets, projected future taxable income and tax planning strategies in making this assessment. See
Note 7 to the Company's consolidated financial statements.

ACCOUNTING STANDARDS TO BE ADOPTED

        In April 1998, Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-up Activities", was issued. SOP 98-5 requires that costs incurred during start-up activities, including pre-opening costs, be expensed as incurred. The Company will adopt SOP 98-5 in the first quarter of 1999 and record a charge for the cumulative effect of an accounting change of approximately $2.3 million, net of income tax benefits of approximately $1.4 million.

        In June 1998, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement 133"), was issued which is effective for fiscal years beginning after June 15, 1999. Statement 133 standardizes the accounting for derivative instruments and requires that all derivative instruments be carried at fair value. The Company has not determined the impact that Statement 133 will have on its financial statements and believes that such determination will not be meaningful until closer to the date of initial adoption in January 2000.

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

SEASONALITY

        The Company's business is somewhat seasonal in nature, with revenues being less in the third quarter than in other quarters primarily due to Morton's reduced summer volume. The following table sets forth historical, unaudited quarterly revenues for the Company's Morton's and Bertolini's restaurants which were open for the entire period from December 29, 1997 to January 3, 1999 (41 restaurants), and for the entire period from December 30, 1996 to December 28, 1997 (36 restaurants):

                         Comparable Restaurant Revenues

                                 (in thousands)

                                    1998                    1997                     1997                    1996
                                    ----                    ----                     ----                    ----
                                           41 Restaurants                                   36 Restaurants
                                           --------------                                   --------------
                                $           %           $            %            $           %           $           %
                                -           -           -            -            -           -           -           -
    First Quarter             41,018       26.3       39,156       26.0        33,702       25.7       31,918        25.7
    Second Quarter            38,309       24.6       37,166       24.6        32,281       24.6       30,274        24.4
    Third Quarter             33,679       21.6       32,917       21.8        28,868       22.0       27,793        22.4
    Fourth Quarter            42,863       27.5       41,663       27.6        36,300       27.7       34,195        27.5
                              ------       ----       ------       ----        ------       ----       ------        ----
                             155,869      100.0     150,902        100.0      131,151       100.0     124,180       100.0

         The Company believes that revenues for the first quarter of fiscal 1996 were adversely affected by severe winter storms in January 1996. The Company believes that the Olympic Games, which were held in Atlanta in July 1996, had a favorable impact on Atlanta-based restaurant revenues for that period.

YEAR 2000

        The Company has instituted a company wide initiative to examine the implications of the Year 2000 on the Company's computer systems and applications to ensure that the Company's computer systems will function properly in the Year 2000 and thereafter. The Company anticipates completing its Year 2000 project in early 1999 and believes that the Year 2000 issue will not pose significant operational problems for its computer systems. The Company has also initiated procedures to communicate with suppliers regarding compliance with Year 2000 requirements. The Company has not determined the impact, if any, on its operations if outside third parties with which it has a business relationship fail to comply with Year 2000 requirements. Management currently believes that the costs related to the Company's compliance with the Year 2000 issue should not have a material adverse effect on its consolidated financial position, results of operations or cash flows. While the Company has developed plans to test its business critical computer systems prior to the Year 2000, there can be no assurance that the systems of other parties upon which the Company's business also relies will be Year 2000 compliant on a timely basis.

MARKET RISK

         The Company maintains interest rate swap agreements. It has established policies, procedures, and internal processes governing the management of its interest rate swaps to reduce market risks inherent in such transactions. As of January 3, 1999, the exposure to these market risks is not considered material.

FORWARD-LOOKING STATEMENTS

        This annual report contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, written, oral or otherwise made, represent the Company's expectation or belief concerning future events. Without limiting the foregoing, the words "believes," "thinks", "anticipates," "plans," expects," and similar expressions are intended to identify forward-looking statements. The Company cautions that these statements are further qualified by important economic and competitive factors that could cause actual results to differ materially, or otherwise, from those in the forward-looking statements, including, without limitation, risks of the restaurant industry, including a highly competitive environment and industry with many well-established competitors with greater financial and other resources than the Company, and the impact of changes in consumer tastes, local, regional and national economic and market conditions, restaurant profitability levels, expansion plans, demographic trends, traffic patterns, employee availability and benefits, cost increases, and other risks detailed from time to time in the Company's periodic earnings releases and reports filed with the Securities and Exchange Commission. In addition, the Company's ability to expand is dependent upon various factors, such as the availability of attractive sites for new restaurants, the ability to negotiate suitable lease terms, the ability to generate or borrow funds to develop new restaurants and obtain various government permits and licenses and the recruitment and training of skilled management and restaurant employees. Accordingly, such forward-looking statements do not purport to be predictions of future events or circumstances and therefore there can be no assurance that any forward-looking statement contained herein will prove to be accurate.

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Morton's Restaurant Group, Inc.:

We have audited the accompanying consolidated balance sheets of Morton's Restaurant Group, Inc. and subsidiaries as of January 3, 1999 and December 28, 1997 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended January 3, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Morton's Restaurant Group, Inc. and subsidiaries as of January 3, 1999 and December 28, 1997 and the results of their operations and their cash flows for each of the years in the three-year period ended January 3, 1999, in conformity with generally accepted accounting principles.



                                                                        KPMG LLP



Melville, New York
February 1, 1999

                        MORTON'S RESTAURANT GROUP, INC. AND SUBSIDIARIES

                                   Consolidated Balance Sheets
                              January 3, 1999 and December 28, 1997
                            (amounts in thousands, except share data)

                                                                        January 3, December 28,
Assets                                                                     1999         1997
------                                                                     ----         ----
Current assets:
        Cash and cash equivalents                                       $ 2,117      $ 3,437
        Accounts receivable                                                 894        1,669
        Inventories                                                       6,400        5,420
        Landlord construction receivables,
           prepaid expenses and other current assets                      3,920        3,226
        Deferred income taxes                                             6,005        4,890
                                                                        -------      -------
                   Total current assets                                  19,336       18,642
                                                                        -------      -------
                                                                        -------      -------

Property and equipment, net                                              45,811       34,642

Intangible assets, net of accumulated amortization of $3,861 at
    January 3, 1999 and $3,458 at December 28, 1997                      12,134       12,537
Other assets and deferred expenses, net of accumulated
  amortization of $2,075 at January 3, 1999 and $3,901 at                 9,237       11,902
  December 28, 1997
Deferred income taxes                                                     8,466        4,220
                                                                        -------      -------
                                                                        $94,984      $81,943
                                                                        -------      -------
                                                                        -------      -------



                        MORTON'S RESTAURANT GROUP, INC. AND SUBSIDIARIES

                              January 3, 1999 and December 28, 1997
                            (amounts in thousands, except share data)


                                                                                              January 3,     December 28,
Liabilities and Stockholders' Equity                                                             1999           1997
------------------------------------                                                             ----           ----
Current liabilities:
        Accounts payable                                                                       $  6,553       $  6,159
        Accrued expenses                                                                         19,466         12,998
        Current portion of obligations to financial institutions and capital
          leases                                                                                  1,801          1,631
       Accrued incomes taxes                                                                        372            656
                                                                                               --------       --------
                  Total current liabilities                                                      28,192         21,444
                                                                                               --------       --------
                                                                                               --------       --------

Obligations to financial institutions and capital leases, less current
          maturities                                                                             40,254         28,670
Other liabilities                                                                                 3,581          3,274
                                                                                               --------       --------
                  Total liabilities                                                              72,027         53,388
                                                                                               --------       --------
                                                                                               --------       --------

Commitments and contingencies

Stockholders' equity:
      Preferred stock, $0.01 par value per share.  Authorized 3,000,000
        shares, no shares issued or outstanding                                                      --             --
      Common stock, $0.01 par value per share.  Authorized 25,000,000 shares, issued and outstanding 6,661,370 at January 3, 1999
         and 6,604,565 at December 28, 1997                                                          67             66
      Nonvoting common stock, $0.01 par value per share.  Authorized 3,000,000 shares, no
         shares issued or outstanding                                                                --             --
      Additional paid-in capital                                                                 62,717         62,214
      Accumulated other comprehensive income (loss)                                                 (34)            --
      Accumulated deficit                                                                       (35,597)       (33,725)
      Less treasury stock, 234,400 shares at cost                                                (4,196)            --
                                                                                               --------       --------
                  Total stockholders' equity                                                     22,957         28,555
                                                                                               --------       --------
                                                                                               --------       --------


                                                                                               $ 94,984       $ 81,943
                                                                                               --------       --------
                                                                                               --------       --------




See accompanying notes to consolidated financial statements.

                MORTON'S RESTAURANT GROUP, INC. AND SUBSIDIARIES

                     Consolidated Statements of Operations
     Years ended January 3, 1999, December 28, 1997, and December 29, 1996
                 (amounts in thousands, except per share data)


                                                                                   January 3,     December 28,   December 29,
                                                                                     1999             1997           1996
                                                                                     ----             ----           ----
Revenues                                                                         $ 189,779       $ 172,725      $ 193,378

Food and beverage costs                                                             64,946          59,189         64,723
Restaurant operating expenses                                                       81,796          75,779         92,382
Depreciation, amortization and other non-cash charges                                8,360           6,829          6,454
General and administrative expenses                                                 13,432          12,885         14,333
Marketing and promotional expenses                                                   5,125           4,168          4,431
Interest expense, net                                                                2,325           2,396          2,297
Nonrecurring charges                                                                19,925           2,300         11,500
                                                                                 ----------      ---------      ---------
     Income (loss) before income taxes                                              (6,130)          9,179         (2,742)
Income tax expense (benefit)                                                        (4,258)          2,295         (4,507)
                                                                                 ----------      ---------      ---------
     Net income (loss)                                                           $  (1,872)      $   6,884      $   1,765
                                                                                 ----------      ---------      ---------
                                                                                 ----------      ---------      ---------
Net income (loss) per share:
         Basic                                                                   $   (0.28)      $    1.06      $    0.28
                                                                                 ----------      ---------      ---------
                                                                                 ----------      ---------      ---------
         Diluted                                                                 $   (0.28)      $    1.00      $    0.26
                                                                                 ----------      ---------      ---------
                                                                                 ----------      ---------      ---------
Weighted average common and potential common shares outstanding:
         Basic                                                                       6,617           6,498          6,404
                                                                                 ----------      ---------      ---------
                                                                                 ----------      ---------      ---------
         Diluted                                                                     6,617           6,886          6,795
                                                                                 ----------      ---------      ---------
                                                                                 ----------      ---------      ---------





See accompanying notes to consolidated financial statements.

                MORTON'S RESTAURANT GROUP, INC. AND SUBSIDIARIES

                 Consolidated Statements of Stockholders' Equity
      Years ended January 3. 1999, December 28, 1997, and December 29, 1996
             (amounts in thousands, except share and per share data)







                                                                                    Accumulated
                                                       Additional                      Other        Treasury        Total
                                           Common       Paid-In      Accumulated   Comprehensive    Stock at     Stock-holders'
                                            Stock       Capital        Deficit      Income (Loss)     Cost           Equity
                                            -----       -------        -------      -------------     ----           ------
Balance at December 31, 1995              $     64      $ 61,350      $(42,374)      $   --          $  --         $ 19,040
Exercise of stock options                     --             282          --             --             --              282
Net income                                    --            --           1,765           --             --            1,765
                                          --------      --------      --------       --------       --------       --------

Balance at December 29, 1996                    64        61,632       (40,609)          --             --           21,087
Exercise of stock options                        2           582          --             --             --              584
Net income                                    --            --           6,884           --             --            6,884
                                          --------      --------      --------       --------       --------       --------

Balance at December 28, 1997                    66        62,214       (33,725)          --             --           28,555
Comprehensive income (loss):
     Net loss                                 --            --          (1,872)          --             --
     Foreign currency translation
       adjustments                            --            --            --              (34)          --
                                                                                                                   --------
Total comprehensive income (loss)                                                                                    (1,906)
                                                                                                                   --------
Exercise of stock options                        1           503          --             --             --              504
Purchase of 234,400 shares of common
  stock (average cost  of $17.90 per
  share)                                      --            --            --             --           (4,196)        (4,196)
                                          --------      --------      --------       --------       --------       --------


Balance at January 3, 1999                $     67      $ 62,717      $(35,597)      $    (34)      $ (4,196)      $ 22,957
                                          --------      --------      --------       --------       --------       --------
                                          --------      --------      --------       --------       --------       --------








See accompanying notes to consolidated financial statements.

                MORTON'S RESTAURANT GROUP, INC. AND SUBSIDIARIES

                Consolidated Statements of Cash Flows Years ended
            January 3, 1999, December 28, 1997, and December 29, 1996
                             (amounts in thousands)

                                                                                       Jan. 3,       Dec. 28,       Dec. 29,
                                                                                        1999           1997           1996
                                                                                        ----           ----           ----

Cash flows from operating activities:
    Net income (loss)                                                                 $ (1,872)      $  6,884       $  1,765
    Adjustments to reconcile net income (loss) to net cash provided by operating activities:
      Depreciation of property and equipment                                             3,117          2,127          1,534
      Amortization of intangible assets and other deferred expenses                      4,846          4,086          4,122
      Deferred occupancy costs                                                             397            616            798
      Deferred income taxes                                                             (5,361)           827         (5,477)
      Nonrecurring charges                                                              19,925          2,300         11,500
      Change in assets and liabilities:
           Accounts receivable                                                             777            447            351
           Inventories                                                                    (976)        (1,166)          (456)
           Landlord construction receivables, prepaid expenses and
             other current assets                                                       (1,609)        (4,219)           122
           Accounts payable, accrued expenses and other liabilities                     (1,074)           404         (6,050)
           Accrued income taxes                                                           (284)           (44)           450
                                                                                      --------       --------       --------

                  Net cash provided by operating activities                             17,886         12,262          8,659
                                                                                      --------       --------       --------

Cash flows from investing activities:
    Purchases of property and equipment                                                (23,259)        (9,914)        (5,297)
    Payments for pre-opening costs, licenses and other deferred expenses                (4,205)        (6,274)        (4,486)
    Proceeds from sale of Mick's and Peasant restaurants                                  --            4,308           --
    Cash paid to minority holder for common stock of subsidiary                           --             --             (483)
                                                                                      --------       --------       --------

                  Net cash used by investing activities                                (27,464)       (11,880)       (10,266)
                                                                                      --------       --------       --------


                MORTON'S RESTAURANT GROUP, INC. AND SUBSIDIARIES

                Consolidated Statements of Cash Flows, Continued
                             (amounts in thousands)


                                                                        Jan. 3,       Dec. 28,      Dec. 29,
                                                                          1999         1997           1996
                                                                          ----         ----           ----
Cash flows from financing activities:
    Principal reduction on obligations to financial institutions      $ (8,425)      $(10,005)      $ (4,750)
    Proceeds from obligations to financial institutions                 20,365         10,200          6,000
    Purchases of treasury stock                                         (4,196)          --             --
    Net proceeds from issuance of stock                                    504            584            282
                                                                      --------       --------       --------
                  Net cash provided by financing activities              8,248            779          1,532
                                                                      --------       --------       --------
Effect of exchange rate changes on cash                                     10           --             --
                                                                      --------       --------       --------
Net increase (decrease) in cash and cash equivalents                    (1,320)         1,161            (75)

Cash and cash equivalents at beginning of year                           3,437          2,276          2,351
                                                                      --------       --------       --------
Cash and cash equivalents at end of year                              $  2,117       $  3,437       $  2,276
                                                                      --------       --------       --------
                                                                      --------       --------       --------



See accompanying notes to consolidated financial statements.

                MORTON'S RESTAURANT GROUP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

            January 3, 1999, December 28, 1997, and December 29, 1996


(1)     ORGANIZATION AND OTHER MATTERS

        Morton's Restaurant Group, Inc. (the "Company") was incorporated in the State of Delaware in October 1988 and is engaged in the business of owning and operating restaurants under the names Morton's of Chicago, Inc. ("Morton's") and Bertolini's Authentic Trattorias ("Bertolini's"). As of January 3, 1999, the Company owned and operated 55 restaurants (including 43 Morton's and 12 Bertolini's).


(2)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        (a)PRINCIPLES OF CONSOLIDATION

        The consolidated financial statements include the accounts and results of operations of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

        (b) REPORTING PERIOD

        The Company uses a fiscal year which consists of 52 weeks. Approximately every six or seven years, a 53rd week will be added. Fiscal 1998 consists of 53 weeks.

        (c) INVENTORIES

        Inventories consist of food, beverages, and supplies and are recorded at the lower of cost or market. Cost is determined using the first-in, first-out
(FIFO) method.

        (d) PROPERTY AND EQUIPMENT

        Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the related assets. Improvements to leased premises and property under capital leases are amortized on the straight-line method over the shorter of the lease term, including planned extensions, or estimated useful lives of the improvements. In fiscal 1998, 1997 and 1996, interest costs capitalized during the construction period for leasehold improvements were approximately $428,000, $270,000, and $202,500, respectively.

        (e) OTHER ASSETS AND DEFERRED EXPENSES

        Through 1998, the Company deferred certain organizational and pre-opening costs associated with the opening of each new restaurant. Such costs were amortized over the 12 months following the restaurant's opening. Unamortized pre-opening costs of $3,053,000 and $4,116,000 at the end of fiscal 1998 and 1997, respectively, are included in "Other assets and deferred expenses" in the accompanying consolidated balance sheets. Also included in "Other assets and deferred expenses" are smallwares of $2,085,000 at the end of fiscal 1998 and $2,135,000 at the end of fiscal 1997.

        (f) INCOME TAXES

        The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" ("Statement 109"). Statement 109 requires a change from the deferred method of accounting for income taxes of APB Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

        (g) INTANGIBLE ASSETS

         Intangible assets principally represent goodwill which arose from the acquisition of Morton's. Amortization is being recognized on a straight-line basis over forty years for goodwill. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscontinued future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

       (h) DERIVATIVE FINANCIAL INSTRUMENTS

       Amounts receivable or payable under interest rate swap agreements are accounted for as adjustments to interest expense.

        (i) MARKETING AND PROMOTIONAL EXPENSES

        Marketing and promotional expenses in the accompanying consolidated statements of operations include advertising expenses of $3,526,000, $3,022,000 and $2,875,000 for fiscal 1998, 1997 and 1996, respectively. Advertising costs are expensed as incurred.

        (j) STATEMENTS OF CASH FLOWS

        For the purposes of the consolidated statements of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. The Company paid cash interest and fees, net of amounts capitalized, of approximately $2,204,000, $2,062,000 and $2,141,000, and income taxes of approximately $1,386,000, $1,133,000 and $977,000 for fiscal 1998, 1997 and 1996, respectively. During fiscal 1998, 1997 and 1996, the Company entered into capital lease finance agreements of approximately $1,836,000, $2,184,000 and $2,346,000, respectively, for restaurant equipment.


        (k) EARNINGS PER SHARE

        In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share" ("Statement 128"). Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of stock options. Dilutive earnings per share is calculated in a manner similar to the previously reported fully diluted earnings per share. Earnings per share amounts for all periods have been presented and, where appropriate, restated to conform to the Statement 128 requirements (see Note 9).

        (l)USE OF ESTIMATES

        Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

        (m) LONG-LIVED ASSETS

        The Company's accounting policies relating to the recording of long-lived assets, including property and equipment and intangibles, are discussed above. As discussed in Note 3, the Company adopted the provisions of Statement 121 effective January 2, 1995. Statement 121 requires, among other things, that long-lived assets held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair values of the assets. Assets to be disposed of or sold are reported at the lower of the carrying amount or fair value less costs to sell.

        (n) STOCK-BASED COMPENSATION

         Effective January 1, 1996, the Company adopted the provisions of SFAS Statement 123 ("Statement 123") which encourages, but does not require companies to record compensation expense for stock-based employee compensation plans at fair value. The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. The Company elected to disclose the pro forma net earnings and pro forma earnings per share for stock option grants made beginning in fiscal 1995 as if such method had been used to account for stock-based compensation costs as described in Statement 123.

        (o) TRANSLATION OF FOREIGN CURRENCIES

         During 1998, the Company opened two international locations, one in Singapore (May 1998) and one in Toronto (September 1998). The financial position and results of operations of the Company's foreign businesses are measured using local currency as the functional currency. Assets and liabilities are translated into U.S. dollars at year-end rates of exchange, and revenues and expenses are translated at the average rates of exchange for the year. Gains or losses resulting from the translation of foreign currency financial statements are accumulated as a separate component of stockholders' equity.

        (p) COMPREHENSIVE INCOME

        On January 1, 1998, the Company adopted SFAS No. 130, REPORTING COMPREHENSIVE INCOME ("Statement 130"). Statement 130 establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income and equity adjustments from foreign currency translation and is presented in the consolidated statements of stockholders' equity. The Statement requires only additional disclosures in the consolidated financial statements; it does not affect the Company's financial position or results of operations. Prior year financial statements did not require any reclassifications to conform with the requirements of Statement 130.

        (q) RECLASSIFICATION

         Certain items previously reported in specific financial statement captions have been reclassed to conform to the fiscal 1998 presentation.

(3)      NONRECURRING CHARGES

        (A) BERTOLINI'S

         Based on a strategic assessment of recent trends and a downturn in comparable revenues of Bertolini's Authentic Trattorias, during the fourth quarter of fiscal 1998, pursuant to the approval of the Board of Directors, the Company recorded a nonrecurring, pre-tax charge of $19,925,000 representing the write-down of impaired Bertolini's restaurant assets, the write-down and accrual of lease exit costs associated with the closure of specified Bertolini's restaurants as well as the write-off of the residual interests in Mick's and Peasant restaurants.

         The Company performed an in-depth analysis of historical and projected operating results and, as a result of significant operating losses, identified several nonperforming restaurants and authorized a plan for the closure or abandonment of specified restaurant locations to be completed principally in the first quarter of 1999. The Company has ascribed no value to the leasehold improvements for closed locations as these assets inure to the benefit of the landlord and has estimated the net realizable value of furniture and equipment based upon the Company's past history of restaurant closures, as well as industry standards. The net realizable value incorporates a factor for depreciation in the fiscal 1999 period in which the restaurants will continue to operate until closure. The accrual for lease exit costs was recorded based upon the remaining guarantee values specified in the underlying lease agreements. Additionally, the analysis identified several underperforming restaurants, which reflected a pattern of historical operating losses and negative cash flow, as well as continued projected negative cash flow and operating results for 1999 and 2000. Accordingly, the Company has recorded an impairment charge to write-down these impaired assets and will contemplate their potential closure upon future operating results.

The components of the charge are as follows (amounts in thousands):

       Write-down of property and equipment                        $10,833
       Write-down of other assets                                    1,039
       Accrual of lease exit and related costs                       4,165
                                                                  --------
               Bertolini's subtotal                                 16,037
       Write-down for Mick's and Peasant (detailed below)            3,888
                                                                  --------
               1998 nonrecurring charge                            $19,925
                                                                  --------
                                                                  --------

         Remaining in furniture, fixtures and equipment is approximately $263,000, representing management's estimate of the net realizable value of the related Bertolini's property and equipment, as well as the depreciable value of the assets during the period to be operated before closure in fiscal 1999.

         (b) LITIGATION AND RELATED EXPENSES

         An employee (Plaintiff) of a subsidiary of the Company initiated legal action against Morton's of Chicago, Quantum Corporation and unnamed "Doe" defendants on February 8, 1996 in California Superior Court in San Francisco. Plaintiff's, Ms. Wendy Kirkland, complaint alleged under California law, among other things, wrongful constructive termination, sex discrimination and sexual harassment. Plaintiff sought general, special and punitive damages in unspecified amounts, as well as attorney's fees and costs. The case was subsequently removed to the US District Court for the Northern District of California. By order dated October 14, 1997, the Court granted Plaintiff's motion for partial summary judgment, finding that an employer is strictly liable under California law for the sexually harassing conduct of the employer's supervisory employees. On November 25, 1997, a jury in the US District Court for the Northern District of California awarded a judgment to the Plaintiff. In conjunction with the judgment, the Company recorded a 1997 fourth quarter nonrecurring, pre-tax charge of $2,300,000, representing compensatory damages of $250,000 (reduced by the Court to $150,000 in fiscal 1998), punitive damages of $850,000, and an estimate of the Plaintiff's and the Company's legal fees and expenses. On July 29, 1998, the Court entered judgment in accordance with the jury's verdict. The Company has filed an appeal and intends to vigorously contest the judgment.

         (c) MICK'S AND PEASANT RESTAURANTS

         As described below, on February 6, 1997, the Company completed the sale of its Atlanta-based Mick's and Peasant Restaurants. Effective January 2, 1995, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("Statement 121"). During the second quarter of fiscal 1995, the Company approved a plan for the sale of Mick's and Peasant. Pursuant to Statement 121, the Company discontinued depreciating fixed assets and amortizing goodwill related to Mick's and Peasant for fiscal 1996 and fiscal 1997.

         The following represents the combined results of operations for Mick's and Peasant for the years ended January 3, 1999, December 28, 1997 and December 29, 1996. Interest expense was not allocated to Mick's and Peasant.

                                                                                  1998             1997              1996
                                                                                  ----             ----              ----
                                                                                        (amounts in thousands)
Revenues                                                                            $ -        $   8,453      $ 54,410

Food and beverage costs                                                               -            2,561        15,956
Restaurant operating expenses                                                         -            5,120        33,042
Depreciation, amortization and other non-cash charges                                 -                6           172
General and administrative expenses                                                   -              556         3,741
Marketing and promotional expenses                                                    -              157           975
Nonrecurring charge for write-down and related charges for net
  assets held for sale                                                                -              -           11,500
                                                                               ---------       ----------    -----------
         Income (loss) before income taxes                                     $      -         $     53     $  (10,976)
                                                                               ---------       ----------    -----------
                                                                               ---------       ----------    -----------

         Management had been actively seeking potential buyers for the sale of all Mick's and Peasant restaurants, however, most of the interest received related to the majority of the restaurants located mainly in the Atlanta area. No meaningful offers were received for the remaining restaurants (the "Remaining Restaurants"). Cash flow analyses prepared by management for the Remaining Restaurants indicated that it would be less costly to close such restaurants in an orderly fashion, rather than continue to operate them through the end of their respective lease terms. Accordingly, assets of $8,300,000 related to the Remaining Restaurants were written off and expenses of $7,200,000, representing management's estimate of the expected costs to terminate related leases, were accrued at December 31, 1995. During fiscal 1998 and fiscal 1997, restaurant occupancy expenses of approximately $720,400 and $1,271,000, respectively, for the Remaining Restaurants were charged to the accrual for lease exit costs. During fiscal 1997, seven Mick's, and during fiscal 1996, seven Mick's restaurants and two Peasant restaurants were sold, closed or otherwise disposed of. At January 3, 1999 and December 28, 1997, included in "Accrued expenses" in the accompanying consolidated balance sheet, is approximately $1,128,000 and $788,000, respectively, representing the remaining lease disposition liabilities, as adjusted, related to the closing of these restaurants.

         On February 6, 1997, the Company completed the sale of its Atlanta-based Mick's and Peasant restaurants. In connection with the sale, the Remaining Restaurants were transferred to another subsidiary of the Company. Pursuant to these agreements, MRI Acquisition Corporation acquired an 80.1% interest in Mick's and PRI Acquisition Corporation acquired an 80.1% interest in Peasant for an aggregate of $6,800,000, consisting of $4,300,000 in cash and $2,500,000 in the form of two unsecured promissory notes. The Company retained a 19.9% interest in Mick's and Peasant which, on April 6, 1998 was exchanged for a 19.9% interest in Atlanta Dining Group, Inc., parent of Mick's and Peasant. The unsecured promissory notes and the 19.9% interest in Mick's and Peasant were recorded at their estimated fair values on the date of the sale of approximately $2,200,000. In conjunction with the sale, the Company had recorded a fiscal 1996 fourth quarter charge of $11,500,000 to write-down the Atlanta-based restaurants to their net realizable values based on the fair value of the consideration received, to accrue for the various expenses related to the closing of such sale and to write-off two restaurants which were not part of the sale, both of which were disposed of in 1997.

         In the fourth quarter of fiscal 1998, the Company evaluated the recoverability of its 19.9% ownership interest in Mick's and Peasant and the related promissory notes received in connection with the 1997 sale. The analysis was based upon a review of Atlanta Dining Group's 1998 operating performance, including anticipated future cash flows, and concluded that pursuant to the provisions of Statement's 114 and 115, the notes receivable and investment carrying values were impaired and therefore recorded an impairment charge of $2,200,000. Additionally, during fiscal 1998, the Company also recorded additional lease termination liabilities of $1,688,000, based upon additional defaults of sublease agreements previously guaranteed by the Company, as well as additional litigation charges.


(4)      PROPERTY AND EQUIPMENT

         The costs and related accumulated depreciation and amortization of major classes of assets as of January 3, 1999 and December 28, 1997 are set forth below:

                                                                        January 3, 1999          December 28, 1997
                                                                        ---------------          -----------------
                                                                                   (amounts in thousands)

         Furniture, fixtures and equipment                                  $   20,658               $   19,169
         Leasehold improvements                                                 25,422                   21,876
         Land                                                                    4,287                       --


         Construction in progress                                                3,248                       46
                                                                           -----------              -----------
                                                                                53,615                   41,091
             Less accumulated depreciation and  amortization                     7,804                    6,449
                                                                           -----------              -----------
         Net property and equipment                                          $  45,811              $    34,642
                                                                           -----------              -----------
                                                                           -----------              -----------




(5)     ACCRUED EXPENSES

                                                                         January 3, 1999          December 28, 1997
                                                                         ---------------          -----------------
Accrued expenses consist of the following:                                           (amounts in thousands)

                Bertolini's accrued lease exit costs                             $   4,165        $          -
                Accrued construction costs                                           2,749                2,081
                Litigation and related expenses                                      1,841                2,216
                Restaurant operating expenses                                        1,797                1,437
                Sales and use tax                                                    1,695                1,403
                Payroll and related taxes                                            1,623                1,375
                Accrued gift certificates                                            1,410                1,002
                Rent and property taxes                                              1,360                  957
                Mick's and Peasant lease exit costs                                  1,128                  788
                Other                                                                1,698                1,739
                                                                                  --------        -------------
                           Total accrued expenses                               $   19,466        $      12,998
                                                                                ----------        -------------
                                                                                ----------        -------------




(6)     OBLIGATIONS TO FINANCIAL INSTITUTIONS

        The Company and BankBoston, N.A. (formerly The First National Bank of Boston) ("BBNA") entered into the Second Amended and Restated Revolving Credit and Term Loan Agreement, dated June 19, 1995 as amended, from time to time (collectively the "Credit Agreement"), pursuant to which the Company's credit facility (the "Credit Facility") is $45,000,000, which reflects an increase of $12,500,000 in fiscal 1998. The Credit Facility consists of a $12,500,000 term loan (the "Term Loan") and a $32,500,000 revolving credit facility (the "Revolving Credit"). The final maturity date of the Term Loan is December 31, 2003 and the final maturity date of the Revolving Credit is December 31, 2004. Loans made pursuant to the Credit Agreement bear interest at a rate equal to the lender's base rate (plus applicable margin) or, at the Company's option, the Eurodollar Rate (plus applicable margin). At January 3, 1999, the Company's applicable margin, calculated pursuant to the Credit Agreement, was 0.00% on base rate loans and 1.75% on Eurodollar Rate loans. BBNA has syndicated portions of the Credit Facility to First Union Corporation and Imperial Bank.

        At the end of fiscal 1998 and fiscal 1997, the Company had outstanding borrowings of $29,475,000 and $22,700,000, respectively, under the Credit Agreement. At January 3, 1999, $230,000 was restricted for letters of credit issued by the lender on behalf of the Company. Unrestricted and undrawn funds available to the Company under the Credit Agreement were $15,295,000 as of January 3, 1999. The weighted average interest rate on all borrowings under the Credit Facility on January 3, 1999 was 7.01%. In addition, the Company is obligated to pay fees of 0.25% on unused loan commitments less than $10,000,000, 0.375% on unused loan commitments greater than $10,000,000 and a per annum letter of credit fee (based on the face amount thereof) equal to the applicable margin on the Eurodollar Rate loans.

        Management believes that the carrying amount of long-term debt approximates fair value since the interest rate is variable and the margins are consistent with those available to the Company under similar terms.

        Availability under the Credit Agreement is scheduled to reduce on December 31, 2000. Quarterly principal installments on the Term Loan of $780,000 will be due at the end of each calendar quarter from December 2000 through September 30, 2002 and $1,252,000 from December 31, 2002 through December 31, 2003. The Revolving Credit will be payable in full on December 31, 2004. Borrowings under the Credit Agreement are secured by all tangible and intangible assets of the Company. Total amounts of principal payable by the Company under the Credit Agreement during the five years subsequent to January 3, 1999 amount to $0 in 1999, $780,000 in 2000, $3,120,000 in 2001, $3,592,000 in 2002 and
$5,008,000 in 2003. The borrowings under the Credit Agreement have been classified as non-current on the Company's consolidated balance sheet since principal payments commence December 31, 2000.

        The Credit Agreement contains certain restrictive covenants with respect to the Company that, among other things, create limitations (subject to certain exceptions) on: (i) the incurrence or existence of additional indebtedness or the granting of liens on assets or contingent obligations; (ii) the making of certain investments; (iii) mergers, dispositions of assets or consolidations;
(iv) prepayment of certain other indebtedness; (v) making capital expenditures above specified amounts; and (vi) the ability to make certain fundamental changes or to change materially the present method of conducting the Company's business. The Credit Agreement also requires the Company to satisfy certain financial ratios and tests. As of January 3, 1999, the Company believes it was in compliance with such covenants.

        The Credit Agreement permits the Company to pay dividends or repurchase stock in an amount not to exceed 5% of consolidated net income calculated for the fiscal year immediately preceding the fiscal years in which any such dividends or repurchases take place, provided that no event of default is then existing or would result from such payment. In addition, the Company is permitted to pay dividends and repurchase stock in an additional amount not to exceed 25% of net proceeds from equity offerings, including the Company's 1992 equity offering. The Company is also permitted under the provisions of the Credit Agreement to repurchase up to an additional $20 million of its stock. See
Note 8(d).

         On April 7, 1998 and May 29, 1998, the Company entered into interest rate swap agreements with BBNA on notional amounts of $10,000,000 each. The terms of the agreements are for three years and may be extended for an additional two years at the option of BBNA. Interest rate swap agreements are used to reduce the potential impact of interest rate fluctuations relating to $20,000,000 of variable rate debt. The swap agreements entitle the Company to receive from BBNA, on a quarterly basis, any amounts by which the prevailing variable rate exceeds a predetermined fixed rate. Conversely, the Company is required to pay BBNA amounts by which the predetermined fixed rate exceeds the prevailing variable rate. At January 3, 1999, the Company estimates that it would be required to pay to BBNA approximately $274,000 to terminate the agreements.

        In March 1997, a subsidiary of the Company and CNL Financial I, Inc. ("CNL") entered into a $2,500,000 loan agreement (the "CNL Loan") which matures on April 1, 2007 and has a 10.02% per annum interest rate. Principal and interest payments will be made over the term of the loan. At January 3, 1999, the outstanding principal balance of the CNL loan was approximately $2,221,000, of which approximately $167,000 is payable within the next fiscal year and therefore has been included in "Current portion of obligations to financial institutions and capital leases" in the accompanying consolidated balance sheet as of January 3, 1999.

        During 1998, various subsidiaries of the Company and FFCA Acquisition Corporation ("FFCA") entered into loan agreements to fund the purchases of land and the construction of two Morton's of Chicago and one Bertolini's restaurants for amounts not exceeding $3,000,000 per location. During 1998, $3,000,000 was funded for the purchase of land and construction of a Morton's of Chicago restaurant. The interest rate was fixed at 7.68% per annum. Principal and interest payments on the loan, which matures on October 1, 2018, are made monthly. In December 1998, $2,315,000 was funded for the purchase of two additional parcels of land and an additional $3,685,000 is expected to be funded subsequent to the completion of construction in fiscal 1999 and $3,000,000 is available for future mortgage financing. Interest is accrued on the initial fundings at an adjustable rate equal to the London interbank offered rate, adjusted monthly, plus an applicable margin of 2.75%. Upon the final disbursement, the interest rate will be fixed at a rate of interest equal to the ten year U.S. Treasury Rate then in effect plus 2.75%. Principal and interest payments will be made on a monthly basis over a twenty-year period. At January 3, 1999, the aggregate outstanding principal balance due to FFCA was approximately $5,305,000, of which approximately $67,000 of principal is payable within the next fiscal year and therefore has been included in "Current portion of obligations to financial institutions and capital leases" in the accompanying consolidated balance sheet for the period ended January 3, 1999.

(7)     INCOME TAXES

        Income tax expense (benefit) is comprised of the following:

                                                                        1998                  1997                1996
                                                                        ----                  ----                ----
                                                                                 (amounts in thousands)
                 Federal:                  Current                     $    903              $    725         $     -
                                           Deferred                      (4,851)                  578            (5,477)
                                                                       ---------             --------          ---------
                                                                         (3,948)                1,303            (5,477)

                 State and Local:          Current                          200                   743               898
                                           Deferred                        (510)                  249                72
                                                                       ---------             --------          ---------
                                                                           (310)                  992               970
                                                                       ---------             --------          ---------
                 Income tax expense (benefit)                          $ (4,258)               $2,295          $ (4,507)
                                                                       ---------             --------          ---------
                                                                       ---------             --------          ---------



        Income tax expense (benefit) differed from the amounts computed by applying the U.S. Federal income tax rates to income (loss) before income taxes as a result of the following:

                                                                                        1998             1997            1996
                                                                                        ----             ----            ----
                                                                                               (amounts in thousands)

Computed "expected" tax expense (benefit)                                               $(2,084)         $ 3,121           $(932)
Increase (reduction) in income taxes resulting from:
    State and local income taxes, net of federal income tax benefit                        (202)             655             644
    FICA tax credits                                                                       (956)          (1,313)         (1,208)
    Change in valuation allowance                                                        (1,157)              --          (3,315)
    Other, net                                                                              141             (168)            304
                                                                                       ---------         --------       ---------
                                                                                       $ (4,258)         $ 2,295        $ (4,507)
                                                                                       ---------         --------       ---------
                                                                                       ---------         --------       ---------

         The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at the end of fiscal 1998 and 1997 are presented below:

                                                                           January 3, 1999     December 28, 1997
                                                                           ---------------     -----------------
                                                                                  (amounts in thousands)
Deferred tax assets:
    Federal and state net operating loss carryforwards                           $3,330             $     5,632
    Capital loss carryforwards                                                    3,706                   2,665
    Nonrecurring charge for write-down and related
      charges for assets held for sale                                              421                     704
    Nonrecurring charge for write-down and related
      charges for impaired assets                                                 5,982                      --
    Nonrecurring charge for litigation accrual                                      698                     782
    Compensatory stock options                                                      604                     642
    Deferred rent and start-up amortization                                       3,588                   3,080
    FICA and other tax credits                                                    4,930                   4,154
                                                                                --------            -----------
        Total gross deferred tax assets                                          23,259                  17,659
        Less valuation allowance                                                 (5,775)                 (6,932)
                                                                                 -------            ------------
        Net deferred tax assets                                                  17,484                  10,727
Deferred tax liabilities:

    Property and equipment depreciation                                           3,013                   1,617
                                                                                --------            -----------
Net deferred tax assets and liabilities                                         $14,471             $     9,110
                                                                                --------            -----------
                                                                                --------            -----------



         At January 3, 1999, the Company had various state income tax net operating loss carryforwards, capital loss carryforwards, and FICA and other tax credits expiring in various periods through 2016, 2002 and 2013, respectively. The valuation allowance for deferred tax assets as of January 3, 1999 and December 28, 1997 was $5,775,000 and $6,932,000, respectively.
The net change in the total valuation allowance for the years ended January 3, 1999 and December 28, 1997 was a decrease of $1,157,000 and $182,000, respectively.

         In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible and net operating losses can be carried forward. Management considers the scheduled reversal of deferred tax assets, projected future taxable income and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income of approximately $38,800,000. Taxable income (loss), before the application of net operating loss carryforwards and FICA and other tax credits, for the years ended December 28, 1997 and December 29, 1996 was approximately $1,657,000 and $(1,898,000), respectively, and is estimated for the year ended January 3, 1999 to be approximately $10,000,000. The Company assesses the recoverability of its net deferred tax asset based upon the level of historical income of the Morton's and Bertolini's restaurants and projections of future taxable income over the next two to three years. Deferred tax assets arising from capital losses have been fully reserved since the Company has no capital gains to offset such losses and has, to date, not identified any tax planning strategies to utilize such capital losses. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced.

(8)     CAPITAL STOCK

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

        The exercise price of ISO's will be equal to the fair market value of the shares subject to option on the date of grant, while the exercise price of NQSO's will be determined by a committee of the Board of Directors. Options vest and become exercisable commencing at the second anniversary date of the grant at the rate of 25% per year. During fiscal 1998, the Company issued 108,500 NQSO's.

        Activity in stock options is summarized as follows:

                                              1998                           1997                            1996
                                       ---------------                ------------------                 -----------
                                 Weighted         Shares         Weighted          Shares         Weighted        Shares
                                  Average       Subject to        Average        Subject to        Average      Subject to
                              Exercise Price      Option      Exercise Price       Option      Exercise Price     Option
                              --------------      ------      --------------       ------      --------------     ------
   Beginning of year                 $11.17          627,385          $8.48           790,765          $6.63       693,295
   Options granted                    18.28          379,900          17.12           205,100          12.97       233,650
   Options exercised                   8.88           56,805           3.62           160,892           3.67        76,580
   Options canceled                   17.24          114,525          12.65           207,588          10.72        59,600
                                  ---------          -------    -----------        ----------    -----------      --------
   End of year                       $13.73          835,955         $11.17           627,385          $8.48       790,765
                                  ---------          -------    -----------        ----------    -----------      --------
                                  ---------          -------    -----------        ----------    -----------      --------



As of January 3, 1999, there were 238,643 options exercisable with a weighted average exercise price of $6.85.

        (c) In October of 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"), which was adopted by the Company in 1996. The Company has elected to disclose the pro forma net income and earnings per share as if such method had been used to account for stock-based compensation cost as described in Statement 123.

        The per share weighted average fair value of stock options granted during fiscal 1998, 1997 and 1996 was $8.43, $7.81, and $7.01 on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: 1998 - expected dividend yield 0.0%, risk-free interest rate of 5.0%, volatility of 37% and an expected life of 6.6 years; 1997 - expected dividend yield 0.0%, risk-free interest rate of 6.0%, volatility of 33% and an expected life of 6.4 years; 1996 - expected dividend yield 0.0%, risk-free interest rate of 6.0%, volatility of 36% and an expected life of 7 years.

        The Company applies APB Opinion No. 25 in accounting for its Stock Option Plan and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under Statement 123, the Company's net income (loss) and net income (loss) per share would have been reduced to the pro forma amounts indicated below:

                                                                           1998           1997              1996
                                                                           ----           ----              ----
                                                                         (amounts in thousands, except per share data)
     Net income (loss) as reported                                      $(1,872)         $6,884              $1,765
             Pro forma                                                  $(2,402)         $6,553              $1,516
     Net income (loss) per diluted share as reported                     $(0.28)          $1.00               $0.26
             Pro forma                                                   $(0.36)          $0.96               $0.23

        Pro forma net income (loss) only reflects options granted from 1995 on. Therefore, the full impact of calculating compensation cost for stock options under Statement 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period of five years and compensation cost for options granted prior to January 1, 1995 is not considered.

         (d) In October 1998, the Company announced that its board of directors has authorized a repurchase of up to 20%, or approximately 1.3 million shares, of the Company's outstanding common stock. The timing and amount of the purchases will be at the full discretion of the Company's senior management and subject to market conditions and applicable securities and tax regulations. The repurchase will be accomplished through periodic purchases at prevailing prices on the open market, by block purchases or in privately negotiated transactions. The repurchased shares have been retained as treasury stock to use for corporate purposes. The Company expects to finance the purchases from existing cash flow, through its current credit facility, from additional borrowings, or a combination thereof. At January 3, 1999, the Company had repurchased 234,400 shares of its common stock at an average purchase price of $17.90.

(9)     EARNINGS PER SHARE

        As discussed in Note 2(k), the Company adopted Statement 128 which replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. The following table sets forth the computation of basic and diluted earnings per share. Prior periods have been restated to conform to the Statement 128 requirements:


                                                                                1998            1997              1996
                                                                                ----            ----              ----
                                                                            (amounts in thousands, except per share data)


  Net income (loss)                                                              $(1,872)          $6,884         $ 1,765
                                                                              -----------        ---------       --------
                                                                              -----------        ---------       --------
  Weighted average common shares (denominator for basic earnings per
    share)                                                                         6,617            6,498           6,404


  Effect of dilutive securities:
          Employee stock options                                                   -   *              388             391
                                                                              -----------        ---------       --------
  Weighted average common and potential common shares outstanding
    (denominator for diluted earnings per share)                                   6,617            6,886           6,795
                                                                              -----------        ---------       --------
                                                                              -----------        ---------       --------
  Basic earnings (loss) per share                                                $ (0.28)          $ 1.06         $  0.28
                                                                              -----------        ---------       --------
                                                                              -----------        ---------       --------
  Diluted earnings (loss) per share                                              $ (0.28)          $ 1.00         $  0.26
                                                                              -----------        ---------       --------
                                                                              -----------        ---------       --------


* Assumed exercise of stock options was antidilutive due to net loss and therefore excluded in fiscal 1998.

For additional disclosures regarding employee stock options see Note 8.

(10)    OPERATING LEASES

        The Company's operations are generally conducted in leased premises. Including renewal options, remaining lease terms range from 1 to 28 years.

        In connection with entering into leases, the Company is frequently provided with development allowances from the lessors. These allowances for leasehold improvements, furniture, fixtures and equipment are offset against the related fixed asset accounts and the net amount is amortized on a straight-line basis over the shorter of the lease term, including planned extensions, or estimated useful lives of the assets. At the end of fiscal 1998 and fiscal 1997, $134,000 and $1,281,000, respectively, of development allowances were due from lessors and are included in "Landlord construction receivables, prepaid expenses and other current assets" in the accompanying consolidated balance sheets.

        The Company leases certain office and restaurant facilities and related equipment under noncancelable operating lease agreements with third parties. Certain leases contain contingent rental provisions based upon a percent of gross revenues and or provide for rent deferral during the initial term of such leases. Included in "Other liabilities" in the accompanying consolidated balance sheets at the end of fiscal 1998 and fiscal 1997 are accruals related to such rent deferrals of approximately $3,701,000 and $3,393,000, respectively. For financial reporting purposes, such leases are accounted for on a straight-line rental basis. Future minimum annual rental commitments under these leases are approximately as follows:

                                                 (amounts in thousands)
Fiscal 1999                                           $   11,316
Fiscal 2000                                               11,394
Fiscal 2001                                               11,412
Fiscal 2002                                               11,579
Fiscal 2003                                               10,631
Fiscal 2004 and thereafter                                57,712
                                                      ----------


Total minimum lease payments                          $  114,044
                                                      ----------
                                                      ----------

        Contingent rental payments on building leases are typically made based upon the percentage of gross revenues on the individual restaurants that exceed predetermined levels. The percentages of gross revenues to be paid, and the related gross revenues, vary by restaurant. Contingent rental expense was approximately $2,794,000, $2,376,000 and $2,391,000 for fiscal 1998, 1997 and 1996, respectively.

        Rental expense for all leases was approximately $13,463,000, $11,936,000, and $14,175,000, for fiscal 1998, 1997 and 1996, respectively, of which approximately $564,000 was paid to an affiliate in fiscal 1996.


(11)    CAPITAL LEASES

        The Company typically finances the purchase of certain restaurant equipment through capital leases and at January 3, 1999 had approximately $4,809,000 commitments available for future fundings. At January 3, 1999 and December 28, 1997, furniture, fixtures and equipment include approximately $7,290,000 and $6,300,000, respectively, of net assets recorded under capital leases. These assets are amortized over the life of the respective leases. At January 3, 1999 and December 28, 1997, capital lease obligations of approximately $3,452,000 and $3,503,000, respectively, are included in "Obligations to financial institutions and capital leases, less current maturities" in the accompanying consolidated balance sheets.

        The Company's minimum future obligations under capital leases as of January 3, 1999 are as follows:

                                                         (amounts in thousands)
         Fiscal 1999                                             $  1,915
         Fiscal 2000                                                1,654
         Fiscal 2001                                                1,198
         Fiscal 2002                                                  743
         Fiscal 2003                                                  254
                                                                ---------
         Total minimum lease payments                               5,764
         Less amount representing interest                            745
                                                                ---------
         Present value of net minimum lease payments
                (including current portion of $1,567)            $  5,019
                                                                ---------
                                                                ---------


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

(13)    EMPLOYEE BENEFIT PLANS

        Employees of Morton's Restaurant Group, Morton's of Chicago, and Bertolini's who are over the age of 21 and who have completed a year of service are eligible for voluntary participation in a profit sharing plan. Employer contributions to the plan are made at the discretion of the Board of Directors. Employer contributions for fiscal 1998, 1997 and 1996 were approximately $603,000, $516,000 and $365,000, respectively.

(14)    LEGAL MATTERS AND CONTINGENCIES

        The Company is also involved in other various legal actions incidental to the normal conduct of its business. Management does not believe that the ultimate resolution of these actions will have a material adverse effect on the Company's consolidated financial position, equity, results of operations, liquidity and capital resources.

PRICE RANGE OF COMMON STOCK AND RELATED MATTERS

--------------------------------------------------------------------------------

The Company's Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "MRG". From January 21, 1994 until May 9, 1996, it was traded under the symbol "KRG".

The following table sets forth, for the periods indicated, the highest and lowest sale prices for the Common Stock, as reported by the NYSE.

Fiscal Year Ended January 3, 1999                            High       Low
--------------------------------------------------------------------------------
First Quarter..............................................$22 1/8     $18 3/4
Second Quarter............................................. 25 1/8      22 1/8
Third Quarter.............................................. 24 5/16     19 15/16
Fourth Quarter............................................. 21 5/8      12 5/8

Fiscal Year Ended December 28, 1997                          High       Low
--------------------------------------------------------------------------------

First Quarter.............................................. $17 1/2     $14 1/2
Second Quarter.............................................  20 1/4      15
Third Quarter..............................................  24          19 1/8
Fourth Quarter.............................................  25 1/16     19 3/4


On January 3, 1999, the last reported sale price of the Common Stock on the NYSE was $18.875. On March 2, 1999, the last reported sale price of the Common Stock on the NYSE was $17.25.

As of March 2, 1999, there were approximately 60 holders of record of the Company's Common Stock. The Company believes that as of such date there were approximately 1,500 beneficial owners of its Common Stock.


The Company has not paid any dividends on its common stock since its inception. The Company currently intends to retain all of its earnings to support the continued development of its business and has no present intention of paying any dividends on its Common Stock. Any future determination as to the payment of dividends will be at the discretion of the Board of Directors and will depend on the Company's financial condition, results of operations, capital requirements, compliance with charter and contractual restrictions and such other factors as the Board of Directors deems relevant. In addition, the Company's Credit Agreement restricts the payment of dividends. See Note 6 of Notes to Consolidated Financial Statements.