Form 10-K, Exhibit 13
period 2000-01-02
MORTONS RESTAURANT GROUP INC
filed 2000-03-31
CIK 883981

                                                                    Exhibit 13.1

                         SELECTED FINANCIAL INFORMATION
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)



STATEMENT OF OPERATIONS INFORMATION                                                            FISCAL YEARS
-----------------------------------                       -------------------------------------------------------------------
                                                                1999           1998          1997          1996          1995
                                                                ----           ----          ----          ----          ----
   Restaurant Revenues (Combined Morton's and
       Bertolini's)                                         $   206.9        $ 189.8        $ 164.3      $ 139.0      $  109.0

   Restaurant Revenues (All)                                    206.9          189.8          172.7        193.4         173.4

   EBITDA (1)                                                    25.8           24.5           20.7         17.5          11.2

   Income Before Income Taxes and Nonrecurring
       Charges and Cumulative Effect of a Change in
       an Accounting Principle                                   14.2           13.8           11.5          8.8           3.1
   Income (Loss) Before Income Taxes and Cumulative
       Effect of a Change in an Accounting Principle             14.3(2)        (6.1)(4)        9.2(5)      (2.7)(6)     (14.7)(7)
   Income (Loss) Before Cumulative Effect of a
       Change in an Accounting Principle                         10.7(2)        (1.9)(4)        6.9(5)       1.8 (6)     (13.9)(7)

   Net Income (Loss)                                              8.5(2)(3)     (1.9)(4)        6.9(5)       1.8 (6)     (13.9)(7)

   Net Income (Loss) Per Share Before Cumulative
     Effect of a Change in an Accounting Principle:
         Basic                                                    1.81(2)       (0.28)(4)       1.06(5)      0.28(6)      (2.18)(7)
         Diluted                                            $     1.77(2)    $  (0.28)(4)   $   1.00(5)  $   0.26(6)  $   (2.18)(7)

   Net Income (Loss) Per Share:
         Basic                                                    1.42(2)(3)    (0.28)(4)       1.06(5)      0.28(6)      (2.18)(7)
         Diluted                                            $     1.39(2)(3) $  (0.28)(4)   $   1.00(5)  $   0.26(6)  $   (2.18)(7)


BALANCE SHEET INFORMATION
-------------------------
                                                                                          FISCAL YEARS
                                                           -------------------------------------------------------------------
                                                                1999           1998          1997          1996          1995
                                                                ----           ----          ----          ----          ----

   Current Assets                                           $    22.5        $  19.3        $  18.6      $  27.3(8)   $   35.4(8)
   Property and Equipment, Net                                   66.7           45.8           34.6         24.7          19.4
   Total Assets                                                 114.4           95.0           81.9         77.0          73.2
   Current Liabilities                                           34.5           28.2           21.4         25.3(9)       26.4(9)
   Long-Term Debt                                                53.2           36.8           24.9         24.9          23.7
   Stockholders' Equity                                     $    12.1        $  23.0        $  28.6      $  21.1      $   19.0



(1) Represents earnings before interest, taxes, depreciation, amortization, pre-opening costs, non-cash charges and nonrecurring (benefit) charges.
(2)  Includes nonrecurring, pre-tax litigation benefit of $0.2 million.
(3) Includes a $2.3 million charge, net of income taxes, representing the cumulative effect of the requisite change in accounting for pre-opening costs.

(4) Includes nonrecurring, pre-tax charge of $19.9 million representing the write-down of impaired Bertolini's restaurant assets and the write-down and accrual of lease exit costs associated with the closure of specified Bertolini's restaurants, as well as the remaining interests in Mick's and Peasant restaurants.

(5)  Includes nonrecurring, pre-tax litigation charge of $2.3 million.

(6) Includes nonrecurring, pre-tax charge of $11.5 million to write-down the Atlanta-based Mick's and Peasant restaurants recorded in conjunction with the sale of such restaurants.
(7) Includes nonrecurring, pre-tax charges of $15.5 million representing a write-down and related charges for net assets held for sale and $2.2 million related to the settlement of a lawsuit.
(8) Includes assets held for sale of $12.5 million and $22.6 million for fiscal 1996 and 1995, respectively.
(9) Includes liabilities related to assets held for sale of $12.1 million and $14.0 million for fiscal 1996 and 1995, respectively.

                MORTON'S RESTAURANT GROUP, INC. AND SUBSIDIARIES

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

1999 COMPARED TO 1998

         Revenues increased $17.1 million, or 9.0%, to $206.9 million for fiscal 1999, from $189.8 million for fiscal 1998. Of the increase in revenues, $15.3 million was attributable to incremental restaurant revenues from thirteen new restaurants opened after December 28, 1997 and $4.6 million, or 2.7%, was attributable to additional comparable revenues from restaurants open all of both periods. Included in 1999 revenues is approximately $0.4 million of consulting fee income and included in 1998 revenues is approximately $0.1 million of consulting fee income. Average revenue per restaurant open for a full period increased 2.4%. Higher revenues for fiscal 1999 reflect the impact of menu price increases of approximately 1% in September 1999. Additionally, as reflected in the table below, certain Bertolini's restaurants have generated lower than anticipated revenues, which have adversely impacted average restaurant revenues, earnings and earnings trends. As discussed in Note 3 to the Company's consolidated financial statements, during fiscal 1998 the Company recorded a nonrecurring, pre-tax charge of $19.9 million representing the write-down of impaired Bertolini's restaurant assets and the write-down and accrual of lease exit costs associated with the closure of specified Bertolini's restaurants, as well as the remaining interests in Mick's and Peasant restaurants. Revenues for the four closed Bertolini's restaurants decreased by $2.8 million compared to fiscal 1998. As of January 2, 2000, the Company operated 58 restaurants (50 Morton's and 8 Bertolini's) and as of January 3, 1999, 55 restaurants (43 Morton's and 12 Bertolini's).

         Percentage changes in comparable restaurant revenues for fiscal 1999 versus fiscal 1998 for restaurants open all of both periods are as follows:


                                             Percentage Change
                                             -----------------
             Morton's                              3.9%
             Bertolini's                          -4.6%
             Total                                 2.7%


     Food and beverage costs increased from $64.9 million for fiscal 1998 to $69.9 million for fiscal 1999. These costs as a percentage of related revenues decreased 0.4% for the period as a result of lower meat costs.

        Restaurant operating expenses which include labor, occupancy and other operating expenses increased from $81.8 million for fiscal 1998 to $90.0 million for fiscal 1999. Those costs as a percentage of revenues increased 0.4% from 43.1% for fiscal 1998 to 43.5% for fiscal 1999 primarily due to a more competitive labor market.

        Pre-opening costs, depreciation, amortization and non-cash charges decreased from $8.4 million for fiscal 1998 to $7.6 million for fiscal 1999 and decreased from 4.4% of revenues to 3.7%, respectively. Beginning in fiscal 1999, in accordance with its adoption of SOP 98-5 (see Note 2 to the Company's consolidated financial statements), the Company expenses all costs incurred during start-up activities, including pre-opening costs, as incurred. Pre-opening costs incurred and recorded as expense for fiscal 1999 were $3.1 million. The amount of pre-opening costs recorded for fiscal 1998 and fiscal 1997 represents the amortization of pre-opening costs over the 12 months following restaurant openings. Such amortization expense for fiscal 1998 and fiscal 1997 was $4.3 million and $3.2 million, respectively. The timing of restaurant openings, as well as costs per restaurant, affected the amount of such costs.

        General and administrative expenses for fiscal 1999 were $15.5 million, an increase of $2.1 million, from $13.4 million for fiscal 1998. Such costs as a percentage of revenues were 7.5% for fiscal 1999, an increase of 0.4% from fiscal 1998. The increase in such costs is driven by incremental costs associated with restaurant development, training and salary costs.

        Marketing and promotional expenses were $5.7 million, or 2.7% of revenues, for fiscal 1999 versus $5.1 million, or 2.7% of revenues, for fiscal 1998.

     Interest expense, net of interest income, increased $1.8 million, from $2.3 million for fiscal 1998 to $4.1 million for fiscal 1999. This increase in interest expense was due to both increased borrowings and higher interest rates.

        During fiscal 1999, the Company settled all claims relating to a lawsuit, which was previously provided for in fiscal 1997, for approximately $2.3 million. The final amount of the settlement, including all related legal and other costs, resulted in the Company recording a nonrecurring, pre-tax benefit of approximately $159,000. See Note 3 to the Company's consolidated financial statements.

        During fiscal 1998, the Company recorded a nonrecurring, pre-tax charge of $19.9 million representing the write-down of impaired Bertolini's restaurant assets and the write-down and accrual of lease exit costs associated with the closure of specified Bertolini's restaurants, as well as the write-down of the Company's remaining interest in Mick's and Peasant. In fiscal 1999, four Bertolini's restaurants were closed. See Note 3 to the Company's consolidated financial statements.

        Income tax expense of $3.6 million for fiscal 1999 represents Federal income taxes, which were partially offset by the establishment of FICA and other tax credits that were generated during fiscal 1999, as well as state income taxes. See Note 7 to the Company's consolidated financial statements.

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

         Morton's Restaurant Group, Inc., Morton's and Bertolini's (excluding Mick's and Peasant):


                                                            January 3,   December 28,
                                                              1999           1997
                                                            ---------    -----------
                                                             (amounts in thousands)

Revenues                                                   $ 189,779     $ 164,272

Food and beverage costs                                       64,946        56,628
Restaurant operating expenses                                 81,796        70,659
Depreciation, amortization and other non-cash charges          8,360         6,823
General and administrative expenses                           13,432        12,329
Marketing and promotional expenses                             5,125         4,011
Interest expense, net                                          2,325         2,396
Nonrecurring charge for the write-down and related
   charges for impaired assets                                19,925            --
Nonrecurring charge for litigation and related expenses           --         2,300
                                                           ---------     ---------


                                       3

       Income (loss) before income taxes                   $  (6,130)    $   9,126
                                                           =========     =========

       The following represents the unaudited combined results of operations for Mick's and Peasant. Interest expense was not allocated to Mick's and Peasant.

                         Mick's and Peasant Restaurants:


                                                                          January 3,          December 28,
                                                                             1999                 1997
                                                                        -----------------------------------
                                                                             (amounts in thousands)
Revenues                                                                $     -              $   8,453

Food and beverage costs                                                       -                  2,561
Restaurant operating expenses                                                 -                  5,120
Depreciation, amortization and other non-cash charges                         -                      6
General and administrative expenses                                           -                    556
Marketing and promotional expenses                                            -                    157
                                                                        -----------          ---------
          Income before income taxes                                    $     -              $      53
                                                                        ===========          =========



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

As of January 3, 1999, the Company operated 55 restaurants (43 Morton's and 12 Bertolini's) and as of December 28, 1997, 48 restaurants (38 Morton's and 10 Bertolini's).

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

        Depreciation, amortization and other non-cash charges increased from $6.8 million for fiscal 1997 to $8.4 million for fiscal 1998 and increased from 4.0% of revenues to 4.4%, respectively. Through fiscal 1998, pre-opening costs associated with the opening of new restaurants were amortized over the 12 months following opening. The timing of restaurant openings, as well as costs per restaurant, affected the amount of such costs.

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

         During fiscal 1998, the Company recorded a nonrecurring, pre-tax charge of $19.9 million representing the write-down of impaired Bertolini's restaurant assets and the write-down and accrual of lease exit costs associated with the closure of specified Bertolini's restaurants, as well as the write-down of the Company's remaining interest in Mick's and Peasant. See Note 3 to the Company's consolidated financial statements.

        During fiscal 1997, the Company recorded a charge of approximately $2.3 million related to a judgment against the Company in the United States District Court for the Northern District of California. See Note 3 to the Company's consolidated financial statements.

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

LIQUIDITY AND CAPITAL RESOURCES

        At present and in the past, the Company has had, and may have in the future, negative working capital balances. The working capital deficit is produced principally as a result of the Company's investment in long-term restaurant operating assets and real estate. The Company does not have significant receivables or inventories and receives trade credit based upon negotiated terms in purchasing food and supplies. Funds available from cash sales not immediately needed to pay for food and supplies or to finance receivables or inventories are used for noncurrent capital expenditures and or payments of long-term debt balances under revolving credit agreements.

         The Company and Fleet National Bank ("Fleet") (formerly BankBoston, N.A.) entered into the Second Amended and Restated Revolving Credit and Term Loan Agreement, dated June 19, 1995, as amended, from time to time (the "Credit Agreement"), pursuant to which the Company's credit facility (the "Credit Facility") is $75,000,000, which reflects an increase of $30,000,000 in fiscal 1999. The Credit Facility consists of a $25,000,000 term loan (the "Term Loan") and a $50,000,000 revolving credit facility (the "Revolving Credit"). Loans made pursuant to the Credit Agreement bear interest at a rate equal to the lender's base rate (plus applicable margin) or, at the Company's option, the Eurodollar Rate (plus applicable margin). At January 2, 2000, calculated pursuant to the Credit Agreement, the Company's applicable margin on the Revolving Credit was 0.00% on base rate loans and 2.00% on Eurodollar Rate loans and the Company's applicable margin on the Term Loan was 0.25% on base rate loans and 2.25% on Eurodollar Rate loans. In addition, the Company is obligated to pay fees of 0.25% on unused loan commitments less than $10,000,000, 0.375% on unused loan commitments greater than $10,000,000 and a per annum letter of credit fee (based on the face amount thereof) equal to the applicable margin on the Eurodollar Rate loans. Fleet has syndicated portions of the Credit Facility to First Union Corporation, Imperial Bank and Chase Manhattan Bank.

         At the end of fiscal 1999 and fiscal 1998, the Company had outstanding borrowings of $41,625,000 and $29,475,000, respectively, under the Credit Agreement. At January 2, 2000, $185,000 was restricted for letters of credit issued by the lender on behalf of the Company. Unrestricted and undrawn funds available to the Company under the Credit Agreement were $33,190,000 and the weighted average interest rate on all borrowings under the Credit Facility was 8.2% on January 2, 2000.

         Quarterly principal installments on the Term Loan of $250,000 will be due at the end of each calendar quarter from March 31, 2000 through December 31, 2002; $2,500,000 from March 31, 2003 through December 31, 2003; and $3,000,000 from March 31, 2004 through December 31, 2004. The Revolving Credit will be payable in full on December 31, 2004. Total amounts of principal payable by the Company under the Credit Agreement during the five years subsequent to January 2, 2000 amount to $1,000,000 in 2000, $1,000,000 in 2001, $1,000,000 in 2002,
$10,000,000 in 2003 and $28,625,000 in 2004. Borrowings under the Credit Agreement have been classified as noncurrent on the Company's consolidated balance sheet since the Company may borrow amounts due under the Term Loan from the Revolving Credit, including the Term Loan principal payments commencing in March 2000.

         Borrowings under the Credit Agreement are secured by all tangible and intangible assets of the Company. The Credit Agreement contains certain restrictive covenants with respect to the Company that, among other things, create limitations (subject to certain exceptions) on: (i) the incurrence or existence of additional indebtedness or the granting of liens on assets or contingent obligations; (ii) the making of certain investments; (iii) mergers, dispositions of assets or consolidations; (iv) prepayment of certain other indebtedness; (v) making capital expenditures above specified amounts; (vi) the repurchase of the Company's outstanding common stock; and (vii) the ability to make certain fundamental changes or to change materially the present method of conducting the Company's business. The Credit Agreement also requires the Company to satisfy certain financial ratios and tests. As of January 2, 2000, the Company believes it was in compliance with such covenants.

         On April 7, 1998 and May 29, 1998, the Company entered into interest rate swap agreements with Fleet on notional amounts of $10,000,000 each. Interest rate swap agreements are used to reduce the potential impact of interest rate fluctuations relating to $20,000,000 of variable rate debt. The term of the agreements are for three years and may be extended for an additional two years at the option of Fleet. At January 2, 2000, the Company estimates the fair value of the agreements to be approximately $212,000.

         In March 1997, a subsidiary of the Company and CNL Financial I, Inc. ("CNL") entered into a $2,500,000 loan agreement (the "CNL Loan") which matures on April 1, 2007 and has a 10.002% per annum interest rate. Principal and interest payments will be made over the term of the loan. At January 2, 2000 and January 3, 1999 the outstanding principal balance of the CNL Loan was approximately $2,039,000 and $2,221,000, respectively, of which approximately $202,000 and $167,000, respectively, has been included in "Current portion of obligations to financial institutions and capital leases" in the accompanying consolidated balance sheets.

         During 1999 and 1998, various subsidiaries of the Company and FFCA Acquisition Corporation ("FFCA") entered into loan commitments, aggregating $27,000,000, to fund the purchases of land and construction of restaurants. During 1999 and 1998, $4,757,000 and $5,315,000, respectively, was funded, with the interest rates ranging from 7.68% to 8.06% per annum. Monthly principal and interest payments have been scheduled over twenty-year periods. At January 2, 2000 and January 3, 1999 the aggregate outstanding principal balance due to FFCA was approximately $9,943,000 and $5,305,000, respectively, of which approximately $206,000 and $67,000, respectively, of principal is included in "Current portion of obligations to financial institutions and capital leases" in the accompanying consolidated balance sheets.

         During the third quarter of fiscal 1999, the Company entered into sale-leaseback transactions whereby the Company sold, and leased back, existing restaurant equipment at 15 of its restaurant locations. Aggregate proceeds of $6,000,000 were used to reduce the Company's revolving credit facility. These transactions are being accounted for as financing arrangements. Recorded in the accompanying consolidated balance sheet as of January 2, 2000 are such capital lease obligations, related equipment of $5,547,000, and a deferred gain of approximately $5,020,000, each of which are being recognized over the three year lives of such transactions.

         During fiscal 1999, the Company's net investment in fixed assets and related investment costs, net of equipment lease and mortgage financings, approximated $18.5 million. The Company estimates that it will expend up to an aggregate of $16.0 million in 2000 to finance ordinary refurbishment of existing restaurants and capital expenditures, net of landlord development and or rent allowances and net of equipment lease and mortgage financing, for new restaurants. The Company has entered into various equipment lease, sale-leaseback and mortgage financing agreements with several financial institutions of which approximately $20.1 million, in the aggregate, is available for future fundings. The Company anticipates that funds generated through operations and funds available through equipment lease and mortgage financing commitments, as well as funds available under the Credit Agreement will be sufficient to fund planned expansion.

        In fiscal 1998, the Company's board of directors authorized a repurchase of up to 20%, or approximately 1,330,600 shares, of the Company's outstanding common stock. In November 1999, the board of directors increased the Company's authorization by an additional 600,000 shares. As of January 2, 2000, the Company had repurchased 1,381,190 shares at an average stock price of $17.10.

         At January 2, 2000, the Company had various state income tax net operating loss carryforwards which expire in various periods through 2017. As of January 2, 2000, the Company had approximately $7.3 million in FICA and other tax credits expiring in various periods through 2014 available to reduce income taxes payable in future years. Approximately $3.4 million of the Company's deferred tax asset represents capital losses. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon generating future taxable income during the periods in which temporary differences become deductible and net operating losses can be carried forward. Management considers the scheduled reversal of deferred tax assets, projected future taxable income and tax planning strategies in making this assessment. See Note 7 to the Company's consolidated financial statements.

YEAR 2000

         The Company is not aware of any year 2000 issues that have affected operations. In preparation for the year 2000, the Company incurred internal staff costs as well as consulting and other expenses. Year 2000 expenses did not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows. It is possible that the computer systems of the Company, or third parties with which the Company does business, could be affected in the future by the year 2000 issue. System failures resulting from these issues could cause significant disruption to the Company's operations.

ACCOUNTING STANDARDS TO BE ADOPTED

        Statement of Financial Accounting Standards ("SFAS") No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133" ("Statement 137") amends Statement 133 "Accounting for Derivative Instruments and Hedging Activities" ("Statement 133"), which was issued in June 1998 and was to be effective for fiscal quarters beginning after June 15, 1999. Statement 137 defers the effective date of Statement 133 to all fiscal quarters of fiscal years beginning after June 15, 2000. Statement 133 standardizes the accounting for derivative instruments and requires that all derivative instruments be carried at fair value. The Company has not determined the impact that Statement 133 will have on its consolidated financial statements and believes that such determination will not be meaningful until closer to the date of initial adoption in January 2001.

INFLATION

        The impact of inflation on labor, food and occupancy costs can significantly affect the Company's operations. Many of the Company's employees are paid hourly rates related to the Federal minimum wage. Food costs as a percentage of net sales have been somewhat stable due to procurement efficiencies and menu price adjustments. The Company currently does not engage in any futures contracts and all purchases are made at prevailing market or contracted prices. Costs for construction, taxes, repairs, maintenance and insurance all impact the Company's occupancy costs, which increased during the period. Management believes the current practice of maintaining operating margins through a combination of menu price increases, cost controls, careful evaluation of property and equipment needs, and efficient purchasing practices is its most effective tool for dealing with inflation.

SEASONALITY

        The Company's business is somewhat seasonal in nature, with revenues being less in the third quarter primarily due to Morton's reduced summer volume. The following table sets forth historical, unaudited quarterly revenues for the Company's Morton's and Bertolini's restaurants which were open for the entire period from January 4, 1999 to January 2, 2000 (45 restaurants), and for the entire period from December 29, 1997 to January 3, 1999 (41 restaurants):


                                                          Comparable Restaurant Revenues
                                                                  (in thousands)

                                 1999                     1998                     1998                     1997
                                 ----                     ----                     ----                     ----
                                          45 restaurants                                   41 restaurants
                                          --------------                                   --------------
                             $             %         $             %          $              %        $              %
    First Quarter          46,159        25.9      46,033        26.5       41,018         26.3     39,156         26.0
    Second Quarter         42,970        24.1      42,941        24.7       38,309         24.6     37,166         24.6
    Third Quarter          39,425        22.1      37,377        21.6       33,679         21.6     32,917         21.8
    Fourth Quarter         49,655        27.9      47,216        27.2       42,863         27.5     41,663         27.6
                          -------       -----     -------       -----      -------        -----    -------        -----
                          178,209       100.0     173,567       100.0      155,869        100.0    150,902        100.0


QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

        The inherent risk in market risk sensitive instruments and positions primarily relates to potential losses arising from adverse changes in foreign currency exchange rates and interest rates.

        As of January 2, 2000, the Company operated three international locations, one in Singapore (opened May 1998), one in Toronto (opened September
1998), and one in Hong Kong (opened December 1999). As a result, the Company is subject to risk from changes in foreign exchange rates. These changes result in cumulative translation adjustments which are included in other comprehensive income. The potential loss resulting from a hypothetical 10% adverse change in quoted foreign currency exchange rates, as of January 2, 2000, is not considered material.

        The Company is subject to market risk from exposure to changes in interest rates based on its financing activities. This exposure relates to borrowings under the Company's Credit Facility which are payable at floating rates of interest. The Company has entered into interest rate swap agreements to manage some of its exposure to interest rate fluctuations. The change in fair value of our long-term debt resulting from a hypothetical 10% fluctuation as of January 2, 2000 is not considered material.

FORWARD-LOOKING STATEMENTS

        This annual report contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, written, oral or otherwise made, represent the Company's expectation or belief concerning future events. Without limiting the foregoing, the words "believes," "thinks," "anticipates," "plans," expects," and similar expressions are intended to identify forward-looking statements. The Company cautions that these statements are further qualified by important economic and competitive factors that could cause actual results to differ materially, or otherwise, from those in the forward-looking statements, including, without limitation, risks of the restaurant industry, including a highly competitive environment and industry with many well-established competitors with greater financial and other resources than the Company, and the impact of changes in consumer tastes, local, regional and national economic and market conditions, restaurant profitability levels, expansion plans, demographic trends, traffic patterns, employee availability and benefits, cost increases, and other risks detailed from time to time in the Company's periodic earnings releases and reports filed with the Securities and Exchange Commission. In addition, the Company's ability to expand is dependent upon various factors, such as the availability of attractive sites for new restaurants, the ability to negotiate suitable lease terms, the ability to generate or borrow funds to develop new restaurants and obtain various government permits and licenses and the recruitment and training of skilled management and restaurant employees. Accordingly, such forward-looking statements do not purport to be predictions of future events or circumstances and therefore there can be no assurance that any forward-looking statement contained herein will prove to be accurate.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Morton's Restaurant Group, Inc.:

We have audited the accompanying consolidated balance sheets of Morton's Restaurant Group, Inc. and subsidiaries as of January 2, 2000 and January 3, 1999 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended January 2, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Morton's Restaurant Group, Inc. and subsidiaries as of January 2, 2000 and January 3, 1999 and the results of their operations and their cash flows for each of the years in the three-year period ended January 2, 2000, in conformity with generally accepted accounting principles.

KPMG LLP

Melville, New York
January 27, 2000

                MORTON'S RESTAURANT GROUP, INC. AND SUBSIDIARIES

                           Consolidated Balance Sheets
                       January 2, 2000 and January 3, 1999
                    (amounts in thousands, except share data)


                                                                           January 2,   January 3,
ASSETS                                                                        2000         1999
------                                                                        ----         ----
Current assets:
        Cash and cash equivalents                                          $  5,806     $  2,117
        Accounts receivable                                                   1,093          894
        Inventories                                                           7,134        6,400
        Landlord construction receivables,
           prepaid expenses and other current assets                          2,724        3,920
        Deferred income taxes                                                 5,699        6,005
                                                                           --------     --------
                   Total current assets                                      22,456       19,336
                                                                           --------     --------
Property and equipment, net                                                  66,715       45,811

Intangible assets, net of accumulated amortization of $4,286 at
    January 2, 2000 and $3,861 at January 3, 1999                            11,709       12,134
Other assets and deferred expenses, net of accumulated amortization
  of $698 at January 2, 2000 and $2,075 at January 3, 1999                    5,970        9,237
Deferred income taxes                                                         7,511        8,466
                                                                           --------     --------
                                                                           $114,361     $ 94,984
                                                                           ========     ========



                MORTON'S RESTAURANT GROUP, INC. AND SUBSIDIARIES

                       January 2, 2000 and January 3, 1999
                    (amounts in thousands, except share data)


                                                                               January 2,     January 3,
LIABILITIES AND STOCKHOLDERS' EQUITY                                             2000           1999
------------------------------------                                             ----           ----
Current liabilities:
     Accounts payable                                                          $   7,870      $   6,553
     Accrued expenses                                                             22,036         19,466
     Current portion of obligations to financial institutions and capital
        leases                                                                     4,422          1,801
     Accrued incomes taxes                                                           140            372
                                                                               ---------      ---------
            Total current liabilities                                             34,468         28,192
                                                                               ---------      ---------
Obligations to financial institutions and capital leases, less current
     maturities                                                                   60,970         40,254
Other liabilities                                                                  6,855          3,581
                                                                               ---------      ---------
            Total liabilities                                                    102,293         72,027
                                                                               ---------      ---------
Commitments and contingencies

Stockholders' equity:
     Preferred stock, $0.01 par value per share. Authorized 3,000,000
        shares, no shares issued or outstanding                                       --             --
     Common stock,  $0.01 par value per share. Authorized 25,000,000 shares, issued and outstanding 6,758,200 at January 2, 2000
        and 6,661,370 at January 3, 1999                                              68             67
     Nonvoting common stock, $0.01 par value per share. Authorized
        3,000,000 shares, no shares issued or outstanding                             --             --
     Additional paid-in capital                                                   62,849         62,717
     Accumulated other comprehensive income (loss)                                   (79)           (34)
     Accumulated deficit                                                         (27,146)       (35,597)
     Less treasury stock, at cost, 1,381,190 shares at January 2, 2000 and
        234,400 shares at January 3, 1999                                        (23,624)        (4,196)
                                                                               ---------      ---------
            Total stockholders' equity                                            12,068         22,957
                                                                               ---------      ---------
                                                                               $ 114,361      $  94,984
                                                                               =========      =========





See accompanying notes to consolidated financial statements.

                MORTON'S RESTAURANT GROUP, INC. AND SUBSIDIARIES

                      Consolidated Statements of Operations
       Years ended January 2, 2000, January 3, 1999 and December 28, 1997
                  (amounts in thousands, except per share data)


                                                                        January 2,   January 3,       December 28,
                                                                          2000          1999              1997
                                                                          ----          ----              ----
Revenues                                                               $ 206,869      $ 189,779      $ 172,725

Food and beverage costs                                                   69,873         64,946         59,189
Restaurant operating expenses                                             89,988         81,796         75,779
Pre-opening costs, depreciation, amortization and non-cash charges         7,592          8,360          6,829
General and administrative expenses                                       15,497         13,432         12,885
Marketing and promotional expenses                                         5,669          5,125          4,168
Interest expense, net                                                      4,100          2,325          2,396
Nonrecurring (benefit) charges                                              (159)        19,925          2,300
                                                                       ---------      ---------      ---------
     Income (loss) before income taxes and cumulative
         effect of a change in an accounting principle                    14,309         (6,130)         9,179

Income tax expense (benefit)                                               3,577         (4,258)         2,295
                                                                       ---------      ---------      ---------
     Income (loss) before cumulative effect of a change
         in an accounting principle                                       10,732         (1,872)         6,884

Cumulative effect of a change in an accounting principle,
      net of income tax benefit of $1,357                                  2,281             --             --
                                                                       ---------      ---------      ---------
        Net income (loss)                                              $   8,451      $  (1,872)     $   6,884
                                                                       =========      =========      =========
Net income (loss) per share - basic:
  Before cumulative effect of a change in an accounting principle      $    1.81      $   (0.28)     $    1.06
  Cumulative effect of a change in an accounting principle                 (0.39)            --             --
                                                                       ---------      ---------      ---------
        Net income (loss)                                              $    1.42      $   (0.28)     $    1.06
                                                                       =========      =========      =========
Net income (loss) per share - diluted:
  Before cumulative effect of a change in an accounting principle      $    1.77      $   (0.28)     $    1.00
  Cumulative effect of a change in an accounting principle                 (0.38)            --             --
                                                                       ---------      ---------      ---------
        Net income (loss)                                              $    1.39      $   (0.28)     $    1.00
                                                                       =========      =========      =========
Weighted average common and potential common shares outstanding:
         Basic                                                             5,938          6,617          6,498
                                                                       =========      =========      =========
         Diluted                                                           6,078          6,617          6,886
                                                                       =========      =========      =========


See accompanying notes to consolidated financial statements.

                MORTON'S RESTAURANT GROUP, INC. AND SUBSIDIARIES

                 Consolidated Statements of Stockholders' Equity
       Years ended January 2, 2000, January 3, 1999 and December 28, 1997
             (amounts in thousands, except share and per share data)



                                                                               Accumulated                    Total
                                                    Additional                   Other          Treasury      Stock-
                                         Common      Paid-In     Accumulated  Comprehensive     Stock at      holders'
                                         Stock       Capital      Deficit      Income (Loss)      Cost        Equity
                                         -----       -------      -------      -------------      ----        ------
Balance at December 29, 1996          $     64      $ 61,632     $(40,609)     $     --      $     --      $ 21,087
Exercise of stock options                    2           582           --            --            --           584
Net income                                  --            --        6,884            --            --         6,884
                                      --------      --------     --------      --------      --------      --------
Balance at December 28, 1997                66        62,214      (33,725)           --            --        28,555
Comprehensive income (loss):
   Net loss                                 --            --       (1,872)           --            --
   Foreign currency translation
     adjustments                            --            --           --           (34)           --
                                                                                                           --------
Total comprehensive income (loss)                                                                            (1,906)
                                                                                                           --------
Exercise of stock options                    1           503           --            --            --           504
Purchase of 234,400 shares of
     common stock (average cost
     of $17.90 per share)                   --            --           --            --        (4,196)       (4,196)
                                      --------      --------     --------      --------      --------      --------
Balance at January 3, 1999                  67        62,717      (35,597)          (34)       (4,196)       22,957
Comprehensive income (loss):
   Net income                               --            --        8,451            --            --
   Foreign currency translation
     adjustments                            --            --           --           (45)           --
                                                                                                           --------
Total comprehensive income (loss)                                                                             8,406
                                                                                                           --------
Exercise of stock options                    1           132           --            --            --           133
Purchase of 1,146,790 shares of
     common stock (average cost
     of $16.94 per share)                   --            --           --            --       (19,428)      (19,428)
                                      --------      --------     --------      --------      --------      --------
Balance at January 2, 2000            $     68      $ 62,849     $(27,146)     $    (79)     $(23,624)     $ 12,068
                                      ========      ========     ========      ========      ========      ========




See accompanying notes to consolidated financial statements.

                MORTON'S RESTAURANT GROUP, INC. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows
       Years ended January 2, 2000, January 3, 1999 and December 28, 1997
                             (amounts in thousands)


                                                                                      Years Ended
                                                                       ------------------------------------------
                                                                         January 2,   January 3,     December 28,
                                                                            2000         1999           1997
                                                                            ----         ----           ----
Cash flows from operating activities:
  Net income (loss)                                                      $  8,451      $ (1,872)     $  6,884
  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
   Cumulative effect of a change in an accounting principle, net of
      income tax benefit                                                    2,281            --            --
   Depreciation of property and equipment                                   3,844         3,117         2,127
   Amortization of intangible assets, deferred occupancy costs and
      other deferred expenses                                                 667         5,243         4,702
   Deferred income taxes                                                    2,618        (5,361)          827
   Nonrecurring (benefit) charges                                            (159)       19,925         2,300
   Change in assets and liabilities:
      Accounts receivable                                                    (197)          777           447
      Inventories                                                            (730)         (976)       (1,166)
      Landlord construction receivables, prepaid expenses and
         other current assets                                                 258        (1,609)       (4,219)
      Accounts payable, accrued expenses and other liabilities              7,666        (1,074)          404
      Accrued income taxes                                                   (232)         (284)          (44)
                                                                         --------      --------      --------
         Net cash provided by operating activities                         24,467        17,886        12,262
                                                                         --------      --------      --------
Cash flows from investing activities:
   Purchases of property and equipment                                    (15,432)      (23,259)       (9,914)
   Capitalized payments for pre-opening costs, licenses and other
      deferred expenses                                                        --        (4,205)       (6,274)
   Proceeds from sale of Mick's and Peasant restaurants                        --            --         4,308
                                                                         --------      --------      --------
         Net cash used by investing activities                            (15,432)      (27,464)      (11,880)
                                                                         --------      --------      --------


                MORTON'S RESTAURANT GROUP, INC. AND SUBSIDIARIES

                             (amounts in thousands)


                                                                     January 2,   January 3,    December 28,
                                                                       2000         1999            1997
                                                                       ----         ----            ----
Cash flows from financing activities:
    Principal reduction on obligations to financial institutions
       and capital leases                                            $(13,952)     $ (8,425)     $(10,005)
    Proceeds from obligations to financial institutions and
       capital leases                                                  27,958        20,365        10,200
    Purchases of treasury stock                                       (19,428)       (4,196)           --
    Net proceeds from issuance of stock                                   133           504           584
                                                                     --------      --------      --------
          Net cash (used) provided by financing activities             (5,289)        8,248           779
                                                                     --------      --------      --------
Effect of exchange rate changes on cash                                   (57)           10            --
                                                                     --------      --------      --------
Net increase (decrease) in cash and cash equivalents                    3,689        (1,320)        1,161

Cash and cash equivalents at beginning of year                          2,117         3,437         2,276
                                                                     --------      --------      --------
Cash and cash equivalents at end of year                             $  5,806      $  2,117      $  3,437
                                                                     ========      ========      ========



See accompanying notes to consolidated financial statements.

                MORTON'S RESTAURANT GROUP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

             January 2, 2000, January 3, 1999 and December 28, 1997

(1)  ORGANIZATION AND OTHER MATTERS

     Morton's Restaurant Group, Inc. (the "Company") was incorporated as a Delaware corporation in October 1988 and is engaged in the business of owning and operating restaurants under the names Morton's of Chicago ("Morton's") and Bertolini's Authentic Trattorias ("Bertolini's"). As of January 2, 2000, the Company owned and operated 58 restaurants (50 Morton's and 8 Bertolini's).

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts and results of operations of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

     (b) REPORTING PERIOD

     The Company uses a fiscal year which consists of 52 weeks. Approximately every six or seven years, a 53rd week will be added. Fiscal 1998 consisted of 53 weeks.

     (c) INVENTORIES

     Inventories consist of food, beverages, and supplies and are recorded at the lower of cost or market. Cost is determined using the first-in, first-out
(FIFO) method.

     (d) PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the related assets. Improvements to leased premises and property under capital leases are amortized on the straight-line method over the shorter of the lease term, including planned extensions, or estimated useful lives of the improvements. In fiscal 1999, 1998 and 1997, interest costs capitalized during the construction period for leasehold improvements were approximately $350,000, $428,000 and $270,000, respectively.

     (e) OTHER ASSETS AND DEFERRED EXPENSES

     Beginning in fiscal 1999, in accordance with its adoption of SOP 98-5, the Company expenses all costs incurred during start-up activities, including pre-opening costs, as incurred. In connection with the adoption, the Company recorded a charge for the cumulative effect of an accounting change of approximately $2,281,000, net of income tax benefits of approximately $1,357,000. Pre-opening costs incurred and recorded as expense for fiscal
1999 were $3,081,000. Through 1998, the Company deferred certain organizational and pre-opening costs associated with the opening of each new restaurant. Such costs were amortized over the 12 months following the restaurant's opening. Unamortized pre-opening costs of $3,053,000 at the end of fiscal 1998 are included in "Other assets and deferred expenses" in the accompanying consolidated balance sheets. Also included in "Other assets and deferred expenses" are smallwares of $2,367,000 at the end of fiscal 1999 and $2,085,000 at the end of fiscal 1998.

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

     (g) INTANGIBLE ASSETS

     Intangible assets represent goodwill which arose from the acquisition of Morton's. Amortization is being recognized on a straight-line basis over forty years for goodwill. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

     (h) DERIVATIVE FINANCIAL INSTRUMENTS

     Amounts receivable or payable under interest rate swap agreements are accounted for as adjustments to interest expense.

     (i) MARKETING AND PROMOTIONAL EXPENSES

     Marketing and promotional expenses in the accompanying consolidated statements of operations include advertising expenses of $3,296,000, $3,526,000 and $3,022,000 for fiscal 1999, 1998 and 1997, respectively. Advertising costs are expensed as incurred.

     (j) STATEMENTS OF CASH FLOWS

     For the purposes of the consolidated statements of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. The Company paid cash interest and fees, net of amounts capitalized, of approximately $3,774,000, $2,204,000 and $2,062,000, and income taxes of approximately $1,179,000, $1,386,000 and $1,133,000 for fiscal 1999, 1998 and 1997, respectively. During fiscal 1999, 1998 and 1997, the Company entered into capital lease finance agreements of approximately $3,290,000, $1,836,000 and $2,184,000, respectively, for restaurant equipment. In addition, during fiscal 1999 the Company entered into sale-leaseback transactions aggregating $6,000,000 for existing restaurant equipment (see Note
11).

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

     (l) USE OF ESTIMATES

     Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     (m) LONG-LIVED ASSETS

     The Company's accounting policies relating to the recording of long-lived assets, including property and equipment and intangibles, are discussed above. Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("Statement 121") requires, among other things, that long-lived assets held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair values of the assets. Assets to be disposed of or sold are reported at the lower of the carrying amount or fair value less costs to sell.

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

     (o) TRANSLATION OF FOREIGN CURRENCIES

     As of January 2, 2000, the Company operated three international locations, one in Singapore (opened May 1998), one in Toronto (opened September 1998), and one in Hong Kong (opened December 1999). The financial position and results of operations of the Company's foreign businesses are measured using local currency as the functional currency. Assets and liabilities are translated into U.S. dollars at year-end rates of exchange, and revenues and expenses are translated at the average rates of exchange for the year. Gains or losses resulting from the translation of foreign currency financial statements are accumulated as a separate component of stockholders' equity.

     (p) COMPREHENSIVE INCOME

     On January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income" ("Statement 130"). Statement 130 establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income and equity adjustments from foreign currency translation and is presented in the consolidated statements of stockholders' equity. The Statement requires only additional disclosures in the consolidated financial statements; it does not affect the Company's financial position or results of operations.

     (q) RECLASSIFICATION

     Certain items previously reported in specific financial statement captions have been reclassed to conform to the fiscal 1999 presentation.

(3)  NONRECURRING (BENEFIT) CHARGES

     (a) BERTOLINI'S

     Based on a strategic assessment of trends and a downturn in comparable revenues of Bertolini's Authentic Trattorias, during the fourth quarter of fiscal 1998, pursuant to the approval of the Board of Directors, the Company recorded a nonrecurring, pre-tax charge of $19,925,000 representing the write-down of impaired Bertolini's restaurant assets, the write-down and accrual of lease exit costs associated with the closure of specified Bertolini's restaurants as well as the write-off of the residual interests in Mick's and Peasant restaurants.

     The Company performed an in-depth analysis of historical and projected operating results and, as a result of significant operating losses, identified several nonperforming restaurants which have all been closed in fiscal 1999. The Company ascribed no value to the leasehold improvements for closed locations as such assets inure to the benefit of the landlord and estimated the net realizable value of furniture and equipment based upon the Company's past history of restaurant closures, as well as industry standards. The net realizable value incorporated a factor for depreciation in the fiscal 1999 period in which the restaurants operated until closure. The accrual for lease exit costs was recorded based upon the remaining guarantee values specified in the underlying lease agreements. Additionally, the analysis identified several underperforming restaurants, which reflected a pattern of historical operating losses and negative cash flow, as well as continued projected negative cash flow and operating results for 1999 and 2000. Accordingly, the Company recorded an impairment charge in the fourth quarter of fiscal 1998 to write-down these impaired assets and will contemplate their potential closure upon future operating results. During September 1999, one such underperforming restaurant was closed.

The components of the charge were as follows (amounts in thousands):


       Write-down of property and equipment                             $10,833
       Write-down of other assets                                         1,039
       Accrual of lease exit and related costs                            4,165
                                                                       --------
               Bertolini's subtotal                                      16,037
       Write-down for Mick's and Peasant (detailed below)                 3,888
                                                                       --------
               1998 nonrecurring charge                                 $19,925
                                                                       ========


     At January 2, 2000 and January 3, 1999, included in "Accrued expenses" in the accompanying consolidated balance sheets is approximately $2,582,000 and $4,165,000, respectively, representing the lease disposition liabilities related to the closing of these restaurants. At January 2, 2000 and January 3, 1999, remaining in furniture, fixtures and equipment is approximately $97,000 and $263,000, respectively, representing management's estimate of the net realizable value of the related Bertolini's property and equipment.

     (b) LITIGATION AND RELATED EXPENSES

     An employee (Plaintiff) of a subsidiary of the Company initiated legal action against Morton's of Chicago, Quantum Corporation and unnamed "Doe" defendants on February 8, 1996 in California Superior Court in San Francisco. Plaintiff's, Ms. Wendy Kirkland, complaint alleged under California law, among other things, wrongful constructive termination, sex discrimination and sexual harassment. Plaintiff sought general, special and punitive damages in unspecified amounts, as well as attorney's fees and costs. The case was subsequently removed to the US District Court for the Northern District of California. By order dated October 14, 1997, the Court granted Plaintiff's motion for partial summary judgment, finding that an employer is strictly liable under California law for the sexually harassing conduct of the employer's supervisory employees. On November 25, 1997, a jury in the US District Court for the Northern District of California awarded a judgment to the Plaintiff. In conjunction with the judgment, the Company recorded a 1997 fourth quarter nonrecurring, pre-tax charge of $2,300,000, representing compensatory damages of $250,000 (reduced in 1998 by the Court to $150,000), punitive damages of $850,000, and an estimate of the Plaintiff's and the Company's legal fees and expenses. The Company filed an appeal and on July 12, 1999, settled all claims relating to the lawsuit. The final amount of the settlement, including all related legal and other costs, resulted in the Company recording a nonrecurring, pre-tax benefit of approximately $159,000 in the third quarter of fiscal 1999.

     (c) MICK'S AND PEASANT RESTAURANTS

     The following represents the combined results of operations for Mick's and Peasant for the year ended December 28, 1997. There were no operations in fiscal 1999 and fiscal 1998. Interest expense was not allocated to Mick's and Peasant.


                                                                                1997
                                                                                ----
                                                                      (amounts in thousands)
        Revenues                                                          $     8,453

        Food and beverage costs                                                 2,561
        Restaurant operating expenses                                           5,120
        Depreciation, amortization and other non-cash charges                       6
        General and administrative expenses                                       556
        Marketing and promotional expenses                                        157
                                                                          -----------
                 Income before income taxes                               $        53
                                                                          ===========


         During fiscal 1995, the Company approved a plan for the sale of Mick's and Peasant and therefore, pursuant to Statement 121, the Company discontinued depreciating fixed assets and amortizing goodwill related to Mick's and Peasant. Management had been actively seeking potential buyers for the sale of all Mick's and Peasant restaurants, however, most of the interest received related to the majority of the restaurants located mainly in the Atlanta area. No meaningful offers were received for the remaining restaurants (the "Remaining Restaurants"). Cash flow analyses prepared by management for the Remaining Restaurants indicated that it would be less costly to close such restaurants in an orderly fashion, rather than continue to operate them through the end of their respective lease terms. Accordingly, assets of $8,300,000 related to the Remaining Restaurants were written off and expenses of $7,200,000, representing management's estimate of the expected costs to terminate related leases, were accrued at December 31, 1995. During fiscal 1999 and fiscal 1998, restaurant occupancy expenses of approximately $340,000 and $720,400, respectively, for the Remaining Restaurants were charged to the accrual for lease exit costs. During fiscal 1997, seven Mick's, and during fiscal 1996, seven Mick's restaurants and two Peasant restaurants were sold, closed or otherwise disposed of. At January 2, 2000 and January 3, 1999, included in "Accrued expenses" in the accompanying consolidated balance sheet, is approximately $289,000 and $1,128,000, respectively, representing the remaining lease disposition liabilities related to these restaurants.

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

         In the fourth quarter of fiscal 1998, the Company evaluated the recoverability of its 19.9% ownership interest in Mick's and Peasant and the related promissory notes received in connection with the 1997 sale. The analysis was based upon a review of Atlanta Dining Group's 1998 operating performance, including anticipated future cash flows, and concluded that pursuant to the provisions of Statement's 114 and 115, the notes receivable and investment carrying values were impaired and therefore recorded an impairment charge of $2,200,000. Additionally, during fiscal 1998, the Company recorded additional lease termination liabilities of $1,688,000, based upon additional defaults of sublease agreements previously guaranteed by the Company, as well as additional litigation charges.

(4)  PROPERTY AND EQUIPMENT

     The costs and related accumulated depreciation and amortization of major classes of assets as of January 2, 2000 and January 3, 1999 are set forth below:



                                                                           January 2, 2000            January 3, 1999
                                                                           ---------------            ---------------
                                                                                       (amounts in thousands)
         Furniture, fixtures and equipment                                      $  30,696               $   20,658
         Leasehold improvements                                                    38,002                   25,422
         Land                                                                       6,236                    4,287
         Construction in progress                                                   2,281                    3,248
                                                                                ---------               ----------
                                                                                   77,215                   53,615
             Less accumulated depreciation and amortization                        10,500                    7,804
                                                                                ---------               ----------
         Net property and equipment                                             $  66,715              $    45,811
                                                                                =========              ===========



(5)  ACCRUED EXPENSES


                                                                             January 2, 2000            January 3, 1999
                                                                             ---------------            ---------------
Accrued expenses consist of the following:                                            (amounts in thousands)
Accrued construction costs                                                     $    3,886             $    2,749
Restaurant operating expenses                                                       2,781                  1,797
Bertolini's accrued lease exit costs                                                2,582                  4,165
Accrued gift certificates                                                           2,175                  1,410
Payroll and related taxes                                                           1,857                  1,623
Deferred gain on sale of assets                                                     1,813                    --
Sales and use tax                                                                   1,722                  1,695
Rent and property taxes                                                             1,243                  1,360
Litigation and related expenses                                                     1,000                  1,841
Mick's and Peasant lease exit costs                                                   289                  1,128
Other                                                                               2,688                  1,698
                                                                                ---------               ----------
                           Total accrued expenses                              $   22,036             $   19,466
                                                                               ==========             ==========


(6)  OBLIGATIONS TO FINANCIAL INSTITUTIONS

     The Company and Fleet National Bank ("Fleet") (formerly BankBoston, NA) entered into the Second Amended and Restated Revolving Credit and Term Loan Agreement, dated June 19, 1995, as amended, from time to time (the "Credit Agreement"), pursuant to which the Company's credit facility (the "Credit Facility") is $75,000,000, which reflects an increase of $30,000,000 in fiscal 1999. The

Credit Facility consists of a $25,000,000 term loan (the "Term Loan") and a $50,000,000 revolving credit facility (the "Revolving Credit"). Loans made pursuant to the Credit Agreement bear interest at a rate equal to the lender's base rate (plus applicable margin) or, at the Company's option, the Eurodollar Rate (plus applicable margin). At January 2, 2000, calculated pursuant to the Credit Agreement, the Company's applicable margin on the Revolving Credit was 0.00% on base rate loans and 2.00% on Eurodollar Rate loans and the Company's applicable margin on the Term Loan was 0.25% on base rate loans and 2.25% on Eurodollar Rate loans. In addition, the Company is obligated to pay fees of 0.25% on unused loan commitments less than $10,000,000, 0.375% on unused loan commitments greater than $10,000,000 and a per annum letter of credit fee (based on the face amount thereof) equal to the applicable margin on the Eurodollar Rate loans. Fleet has syndicated portions of the Credit Facility to First Union Corporation, Imperial Bank and Chase Manhattan Bank.

        At the end of fiscal 1999 and fiscal 1998, the Company had outstanding borrowings of $41,625,000 and $29,475,000, respectively, under the Credit Agreement. At January 2, 2000, $185,000 was restricted for letters of credit issued by the lender on behalf of the Company. Unrestricted and undrawn funds available to the Company under the Credit Agreement were $33,190,000 and the weighted average interest rate on all borrowings under the Credit Facility was 8.2% on January 2, 2000.

        Management believes that the carrying amount of long-term debt approximates fair value since the interest rate is variable and the margins are consistent with those available to the Company under similar terms.

        Quarterly principal installments on the Term Loan of $250,000 will be due at the end of each calendar quarter from March 31, 2000 through December 31, 2002; $2,500,000 from March 31, 2003 through December 31, 2003 and $3,000,000 from March 31, 2004 through December 31, 2004. The Revolving Credit will be payable in full on December 31, 2004. Total amounts of principal payable by the Company under the Credit Agreement during the five years subsequent to January 2, 2000 amount to $1,000,000 in 2000, $1,000,000 in 2001, $1,000,000 in 2002,
$10,000,000 in 2003 and $28,625,000 in 2004. The borrowings under the Credit Agreement have been classified as noncurrent on the Company's consolidated balance sheet since the Company may borrow amounts due under the Term Loan from the Revolving Credit, including the Term Loan principal payments commencing in March 2000.

        Borrowings under the Credit Agreement are secured by all tangible and intangible assets of the Company. The Credit Agreement contains certain restrictive covenants with respect to the Company that, among other things, create limitations (subject to certain exceptions) on: (i) the incurrence or existence of additional indebtedness or the granting of liens on assets or contingent obligations; (ii) the making of certain investments; (iii) mergers, dispositions of assets or consolidations; (iv) prepayment of certain other indebtedness; (v) making capital expenditures above specified amounts; (vi) the repurchase of the Company's outstanding common stock; and (vii) the ability to make certain fundamental changes or to change materially the present method of conducting the Company's business. The Credit Agreement also requires the Company to satisfy certain financial ratios and tests. As of January 2, 2000, the Company believes it was in compliance with such covenants.

        The Credit Agreement permits the Company to pay dividends or repurchase stock in an amount not to exceed 5% of consolidated net income calculated for the fiscal year immediately preceding the fiscal years in which any such dividends or repurchases take place, provided that no event of default is then existing or would result from such payment. In addition, the Company is permitted to pay dividends and repurchase stock in an additional amount not to exceed 25% of net proceeds from equity offerings, including the Company's 1992 equity offering. The Company is also permitted under the provisions of the Credit Agreement to repurchase up to an additional $40 million of its stock. See
Note 8(d).

     On April 7, 1998 and May 29, 1998, the Company entered into interest rate swap agreements with Fleet on notional amounts of $10,000,000 each. The terms of the agreements are for three years and may be extended for an additional two years at the option of Fleet. Interest rate swap agreements are used to reduce the potential impact of interest rate fluctuations relating to $20,000,000 of variable rate debt. The swap agreements entitle the Company to receive from Fleet, on a quarterly basis, any amounts by which the prevailing variable rate exceeds a predetermined fixed rate. Conversely, the Company is required to pay Fleet amounts by which the predetermined fixed rate exceeds the prevailing variable rate. At January 2, 2000, the Company estimates the fair value of the agreements to be approximately $212,000.

     In March 1997, a subsidiary of the Company and CNL Financial I, Inc. ("CNL") entered into a $2,500,000 loan agreement (the "CNL Loan") which matures on April 1, 2007 and has a 10.002% per annum interest rate. Principal and interest payments will be made over the term of the loan. At January 2, 2000 and January 3, 1999, the outstanding principal balance of the CNL Loan was approximately $2,039,000 and $2,221,000, respectively, of which approximately $202,000 and $167,000, respectively, has been included in "Current portion of obligations to financial institutions and capital leases" in the accompanying consolidated balance sheets.

     During 1999 and 1998, various subsidiaries of the Company and FFCA Acquisition Corporation ("FFCA") entered into loan commitments, aggregating $27,000,000, to fund the purchases of land and construction of restaurants. During 1999 and 1998, $4,757,000 and $5,315,000, respectively, was funded, with the interest rates ranging from 7.68% to 8.06% per annum. Monthly principal and interest payments have been scheduled over twenty-year periods. At January 2, 2000 and January 3, 1999, the aggregate outstanding principal balance due to FFCA was approximately $9,943,000 and $5,305,000, respectively, of which approximately $206,000 and $67,000, respectively, of principal has been included in "Current portion of obligations to financial institutions and capital leases" in the accompanying consolidated balance sheets.

(7)  INCOME TAXES

     Income tax expense (benefit) is comprised of the following:



                                     1999        1998         1997
                                     ----        ----         ----
                                        (amounts in thousands)
Federal:             Current      $    --      $   903      $   725
                     Deferred       2,798       (4,851)         578
                                    -----       ------          ---
                                    2,798       (3,948)       1,303

State and Local:     Current          509          200          743
                     Deferred         270         (510)         249
                                    -----       ------          ---
                                      779         (310)         992
                                    -----       ------          ---
Income tax expense (benefit)      $ 3,577      $(4,258)     $ 2,295
                                  =======      =======      =======


     Income tax expense (benefit) differed from the amounts computed by applying the U.S. Federal income tax rates to income (loss) before income taxes as a result of the following:


                                                                                         1999             1998            1997
                                                                                         ----             ----            ----
                                                                                                (amounts in thousands)
Computed "expected" tax expense (benefit)                                                $4,505         $ (2,084)        $ 3,121
Increase (reduction) in income taxes resulting from:
    State and local income taxes, net of federal income tax benefit                         514             (202)            655
    FICA tax credits                                                                     (1,555)            (956)         (1,313)
    Change in valuation allowance                                                           --            (1,157)            --
    Other, net                                                                              113              141            (168)
                                                                                         ------         --------         -------
                                                                                        $ 3,577         $ (4,258)        $ 2,295
                                                                                        =======         ========         =======


     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at the end of fiscal 1999 and 1998 are presented below:



                                                           January 2,   January 3,
                                                             2000         1999
                                                             ----         ----
                                                           (amounts in thousands)
Deferred tax assets:
    Federal and state net operating loss carryforwards     $  4,774      $  3,330
    Capital loss carryforwards                                3,428         3,706
    Nonrecurring charge for write-down and related
        charges for assets held for sale                        106           421
    Nonrecurring charge for write-down and related
        charges for impaired assets                           2,244         5,982
    Nonrecurring charge for litigation accrual                  365           698
    Compensatory stock options                                   --           604
    Deferred rent and start-up amortization                   3,500         3,588
    FICA and other tax credits                                7,286         4,930
                                                           --------      --------
        Total gross deferred tax assets                      21,703        23,259
        Less valuation allowance                             (5,775)       (5,775)
                                                           --------      --------
        Net deferred tax assets                              15,928        17,484
Deferred tax liabilities:
    Property and equipment depreciation                       2,718         3,013
                                                           --------      --------
Net deferred tax assets and liabilities                    $ 13,210      $ 14,471
                                                           ========      ========


     At January 2, 2000, the Company had various state income tax net operating loss carryforwards, capital loss carryforwards, and FICA and other tax credits expiring in various periods through 2017, 2002 and 2014, respectively. The valuation allowance for deferred tax assets as of January 2, 2000 and January 3, 1999 was $5,775,000 which remained constant for the year ended January 2, 2000 and decreased $1,157,000 for the year ended January 3, 1999.

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible and net operating losses can be carried forward. Management considers the scheduled reversal of deferred tax assets, projected future taxable income and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income of approximately $36,200,000. Taxable income (loss), before the application of net operating loss carryforwards and FICA and other tax credits, for the years ended January 3, 1999 and December 28, 1997 was approximately $8,480,000 and $1,657,000, respectively, and for the year ended January 2, 2000 is estimated to be $(3,700,000). The Company assesses the recoverability of its net deferred tax asset based upon the level of historical income and projections of future taxable income over the next two to three years. Deferred tax assets arising from capital losses have been fully reserved. The sale-leaseback transactions, described in Note 11, do not meet the definition of a tax strategy pursuant to the provisions of SFAS 109 and, accordingly, a tax benefit has not been recorded in fiscal 1999. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced.

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

(b) The Company's Stock Option Plan (the "Stock Option Plan"), as amended, provides for the issuance, to employees, of incentive stock options ("ISOs") and non-qualified stock options ("NQSOs") having a maximum term of ten years and may be granted to purchase up to 900,000 shares of Common Stock.

        The exercise price of ISOs will be equal to the fair market value of the shares subject to option on the date of grant, while the exercise price of NQSOs will be determined by a committee of the Board of Directors. Options vest and become exercisable commencing at the second anniversary date of the grant at the rate of 25% per year. During fiscal 1999 and 1998, the Company issued 189,600 and 108,500 NQSOs, respectively.

        Activity in stock options is summarized as follows:


                                           1999                           1998                         1997
                               ---------------------------   --------------------------   ---------------------------
                                 Weighted         Shares       Weighted        Shares      Weighted           Shares
                                 Average        Subject to     Average       Subject to     Average        Subject to
                               Exercise Price     Option     Exercise Price    Option     Exercise Price      Option
                               --------------   ----------   --------------  ----------   --------------   ----------
   Beginning of year             $13.73           835,955       $11.17        627,385        $8.48           790,765
   Options granted                15.31           208,700        18.28        379,900        17.12           205,100
   Options exercised               1.26            96,830         8.88         56,805         3.62           160,892
   Options canceled               20.01            36,425        17.24        114,525        12.65           207,588
                                  -----            ------        -----        -------        -----           -------
   End of year                   $15.16           911,400       $13.73        835,955       $11.17           627,385
                                 ======           =======       ======        =======       ======           =======


As of January 2, 2000, there were 229,939 options exercisable with a weighted average exercise price of $11.55.

        (c) In October of 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"), which was adopted by the Company in 1996. The Company has elected to disclose the pro forma net income and earnings per share as if such method had been used to account for stock-based compensation cost as described in Statement 123.

        The per share weighted average fair value of stock options granted during fiscal 1999, 1998 and 1997 was $6.93, $8.43 and $7.81 on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: 1999 - expected dividend yield 0.0%, risk-free interest rate of 5.8%, volatility of 35% and an expected life of 6.3 years; 1998 - expected dividend yield 0.0%, risk-free interest rate of 5.0%, volatility of 37% and an expected life of 6.6 years; 1997 expected dividend yield 0.0%, risk-free interest rate of 6.0%, volatility of 33% and an expected life of 6.4 years.

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


                                                                         1999              1998              1997
                                                                         ----              ----              ----
                                                                      (amounts in thousands, except per share data)

     Net income (loss) as reported                                       $  8,451     $ (1,872)        $  6,884
             Pro forma                                                   $  7,647     $ (2,402)        $  6,553

     Net income (loss) per diluted share as reported                     $   1.39     $  (0.28)        $   1.00
             Pro forma                                                   $   1.27     $  (0.36)        $   0.96


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

         (d) In October 1998, the Company announced that its board of directors authorized a repurchase of up to 20%, or approximately 1,330,600 shares, of the Company's outstanding common stock. In November 1999, the board of directors increased the Company's authorization by an additional 600,000 shares. The timing and amount of the purchases are at the full discretion of the Company's senior management and subject to market conditions and applicable securities and tax regulations. Repurchases are accomplished through periodic purchases at prevailing prices on the open market, by block purchases or in privately negotiated transactions. The repurchased shares have been retained as treasury stock to use for corporate purposes. The Company expects to finance purchases from existing cash flow, through its current credit facility, from additional borrowings, or a combination thereof. At January 2, 2000 and January 3, 1999, the Company had repurchased 1,381,190 and 234,400 shares of its common stock at an average purchase price of $17.10 and $17.90, respectively.

        (e) In October 1999, the Company commenced an Employee Stock Purchase Plan under which 600,000 shares of the Company's common stock have been reserved for future employee purchases. Pursuant to this plan, and as approved by stockholders, all employees with a minimum of one year of service may purchase, at a 15% discount, shares of common stock of the Company on a quarterly basis. In January 2000, there were 1,164 shares issued from treasury shares at a price of $13.175 per share.

(9)      EARNINGS PER SHARE

        As discussed in Note 2(k), the Company adopted Statement 128 which replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. The following table sets forth the computation of basic and diluted earnings per share. Prior periods have been restated to conform to the Statement 128 requirements:


                                                                1999              1998               1997
                                                                ----              ----               ----
                                                              (amounts in thousands, except per share data)

Net income (loss)                                              $ 8,451           $(1,872)          $  6,884
                                                               =======           =======           ========
Weighted average common shares (denominator for basic
  earnings per share)                                            5,938             6,617              6,498

Effect of dilutive securities:
    Employee stock options                                         140              -- *                388
                                                               -------           -------           --------
Weighted average common and potential common shares
  outstanding (denominator for diluted earnings per share)       6,078             6,617              6,886
                                                               =======           =======           ========
Basic earnings (loss) per share                                $  1.42           $ (0.28)          $   1.06
                                                               =======           =======           ========

Diluted earnings (loss) per share                              $  1.39           $ (0.28)          $   1.00
                                                               =======           =======           ========


* Assumed exercise of stock options was antidilutive due to net loss and therefore excluded in fiscal 1998. For additional disclosures regarding employee stock options see Note 8.

(10) OPERATING LEASES

     The Company's operations are generally conducted in leased premises. Including renewal options, remaining lease terms range from 1 to 40 years.

     In connection with entering into leases, the Company is frequently provided with development allowances from the lessors. These allowances for leasehold improvements, furniture, fixtures and equipment are offset against the related fixed asset accounts and the net amount is amortized on a straight-line basis over the shorter of the lease term, including planned extensions, or estimated useful lives of the assets. At the end of fiscal 1999 and fiscal 1998, $943,000 and $134,000, respectively, of development allowances were due from lessors and are included in "Landlord construction receivables, prepaid expenses and other current assets" in the accompanying consolidated balance sheets.

        The Company leases certain office and restaurant facilities and related equipment under noncancelable operating lease agreements with third parties. Certain leases contain contingent rental provisions based upon a percent of gross revenues and or provide for rent deferral during the initial term of such leases. Included in "Other liabilities" in the accompanying consolidated balance sheets at the end of fiscal 1999 and fiscal 1998 are accruals related to such rent deferrals of approximately $3,768,000 and $3,701,000, respectively. For financial reporting purposes, such leases are accounted for on a straight-line rental basis. Future minimum annual rental commitments under these leases are approximately as follows:


                                        (amounts in thousands)
Fiscal 2000                                 $  12,849
Fiscal 2001                                    13,118
Fiscal 2002                                    13,379
Fiscal 2003                                    12,744
Fiscal 2004                                    10,963
Fiscal 2005 and thereafter                     62,856
                                            ---------
Total minimum lease payments                $ 125,909
                                            =========


     Contingent rental payments on building leases are typically made based upon the percentage of gross revenues on the individual restaurants that exceed predetermined levels. The percentages of gross revenues to be paid, and the related gross revenues, vary by restaurant. Contingent rental expense was approximately $2,727,000, $2,794,000 and $2,376,000 for fiscal 1999, 1998 and
1997, respectively.

     Rental expense for all such leases was approximately $13,419,000, $13,463,000 and $11,936,000, for fiscal 1999, 1998 and 1997, respectively.

(11) CAPITAL LEASES

     The Company typically finances the purchase of certain restaurant equipment through capital leases. At January 2, 2000, the Company had approximately $5,100,000 commitments available for future fundings. During the third quarter of fiscal 1999, the Company entered into sale-leaseback transactions whereby the Company sold, and leased back, existing restaurant equipment at 15 of its restaurant locations. Aggregate proceeds of $6,000,000 were used to reduce the Company's revolving credit facility. These transactions are being accounted for as financing arrangements. Recorded in the accompanying consolidated balance sheet as of January 2, 2000 are such capital lease obligations, related equipment of $5,547,000, and a deferred gain of approximately $5,020,000, each of which are being recognized over the three year lives of such transactions. At January 2, 2000 and January 3, 1999, furniture, fixtures and equipment include approximately $14,993,000 and $7,290,000, respectively, of net assets recorded under capital leases. These assets are amortized over the life of the respective leases. At January 2, 2000 and January 3, 1999, capital lease obligations of approximately $7,771,000 and $3,452,000, respectively, are included in "Obligations to financial institutions and capital leases, less current maturities" in the accompanying consolidated balance sheets.

        The Company's minimum future obligations under capital leases as of January 2, 2000 are as follows:


                                                                   (amounts in thousands)

           Fiscal 2000                                                      $ 4,543
           Fiscal 2001                                                        4,044
           Fiscal 2002                                                        2,954
           Fiscal 2003                                                          956
           Fiscal 2004                                                          403
                                                                            -------
           Total minimum lease payments                                      12,900
           Less amount representing interest                                  1,114
                                                                              -----
           Present value of net minimum lease payments
                  (including current portion of $4,015)                     $11,786
                                                                            =======


(12)    EMPLOYMENT AGREEMENTS

        The Company and its Chief Executive Officer entered into an employment agreement on January 1, 1992. The agreement, as amended, is terminable by the Company upon 60 months prior notice. The Company is a party to change of control agreements with its Chief Executive Officer and another officer which grant these employees the right to receive up to approximately three times their total compensation (as computed under the Internal Revenue Code) if there is a change in control of the Company and termination of their employment during a specified period by the Company without cause or by such officer with good reason.

(13)    EMPLOYEE BENEFIT PLANS

        Employees of the Company and its subsidiaries who are over the age of 21 and who have completed a year of service are eligible for voluntary participation in a profit sharing plan. Employer contributions to the plan are made at the discretion of the Board of Directors. Employer contributions for fiscal 1999, 1998 and 1997 were approximately $523,000, $603,000 and $516,000, respectively.

(14)    LEGAL MATTERS AND CONTINGENCIES

        During fiscal 1998, the Company identified several under performing Bertolini's restaurants and authorized a plan for the closure or abandonment of specified restaurants which have all been closed. The Company is involved in legal action relating to such closures, however, the Company does not believe that the ultimate resolution of these actions will have a material effect beyond that recorded during fiscal 1998.

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

PRICE RANGE OF COMMON STOCK AND RELATED MATTERS

--------------------------------------------------------------------------------

The Company's Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "MRG".

The following table sets forth, for the periods indicated, the highest and lowest sale prices for the Common Stock, as reported by the NYSE.


Fiscal Year Ended January 2, 2000                                               High         Low
------------------------------------------------------------------------------------------------------
First Quarter.............................................................     $19          $15 1/2
Second Quarter............................................................      19 1/8       13 7/8
Third Quarter.............................................................      20 5/8       17 3/8
Fourth Quarter............................................................      18 1/16      13

Fiscal Year Ended January 3, 1999                                               High         Low
------------------------------------------------------------------------------------------------------

First Quarter.............................................................     $22 1/8      $18 3/4
Second Quarter............................................................      25 1/8       22 1/8
Third Quarter.............................................................      24 5/16      19 15/16
Fourth Quarter............................................................      21 5/8       12 5/8



On January 2, 2000, the last reported sale price of the Common Stock on the NYSE was $15.50. On March 1, 2000, the last reported sale price of the Common Stock on the NYSE was $17.00.

As of March 1, 2000, there were approximately 60 holders of record of the Company's Common Stock. The Company believes that as of such date there were approximately 1,000 beneficial owners of its Common Stock.


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