Form 10-K405, Exhibit 13
period 2000-12-31
MORTONS RESTAURANT GROUP INC
filed 2001-03-30
CIK 883981

                                                                   Exhibit 13.01


                                           SELECTED FINANCIAL INFORMATION
                                           ------------------------------

------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS INFORMATION                                             FISCAL YEARS
(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
                                                    --------------------------------------------------------------------
                                                          2000      1999            1998          1997         1996
                                                          ----      ----            ----          ----         ----
Revenues                                            $   248.4    $206.9          $189.8        $172.7(5)    $193.4(7)

EBITDA (1)                                               31.9      25.8            24.5          20.7         17.5

Income Before Income Taxes, Nonrecurring Items
   and Cumulative Effect of a Change in
   an Accounting Principle                               14.4      14.2            13.8          11.5          8.8
Income (Loss) Before Income Taxes and Cumulative
   Effect of a Change in an Accounting Principle         14.4      14.3(2)         (6.1)(4)       9.2(6)      (2.7)(8)
Income (Loss) Before Cumulative Effect of a
   Change in an Accounting Principle                     10.1      10.7(2)         (1.9)(4)       6.9(6)       1.8(8)

Net Income (Loss)                                        10.1       8.5(2)(3)      (1.9)(4)       6.9(6)       1.8(8)

Net Income (Loss) Per Share Before Cumulative
   Effect of a Change in an Accounting Principle:
     Basic                                                2.20      1.81(2)        (0.28)(4)      1.06(6)      0.28(8)
     Diluted                                              2.12      1.77(2)        (0.28)(4)      1.00(6)      0.26(8)

Net Income (Loss) Per Share:
     Basic                                                2.20      1.42(2)(3)     (0.28)(4)      1.06(6)      0.28(8)
     Diluted                                        $     2.12   $  1.39(2)(3)   $ (0.28)(4)   $  1.00(6)   $  0.26(8)

------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET INFORMATION (Dollars in millions)                                 FISCAL YEARS
-------------------------                           --------------------------------------------------------------------
                                                          2000      1999            1998          1997         1996
                                                          ----      ----            ----          ----         ----
Current Assets                                      $     23.8   $  22.5         $  19.3       $  18.6      $  27.3(9)
Property and Equipment, Net                               78.0      66.7            45.8          34.6         24.7
Total Assets                                             124.4     114.4            95.0          81.9         77.0
Current Liabilities                                       35.8      34.5            28.2          21.4         25.3(10)
Long-Term Debt                                            77.8      53.2            36.8          24.9         24.9
Stockholders' Equity (Deficit)                      $      (.9)  $  12.1         $  23.0       $  28.6      $  21.1

------------------------------------------------------------------------------------------------------------------------

(1) Represents earnings before interest, taxes, depreciation, amortization, pre-opening costs, non-cash charges and nonrecurring (benefit) charges.
(2)   Includes nonrecurring, pre-tax litigation benefit of $0.2 million.
(3) Includes a $2.3 million charge, net of income taxes, representing the cumulative effect of the requisite change in accounting for pre-opening costs.
(4) Includes nonrecurring, pre-tax charge of $19.9 million representing the write-down of impaired Bertolini's restaurant assets and the write-down and accrual of lease exit costs associated with the closure of specified Bertolini's restaurants, as well as the remaining interests in Mick's and Peasant restaurants.
(5)   Includes Mick's and Peasant revenues of $8.4 million.
(6)   Includes nonrecurring, pre-tax litigation charge of $2.3 million.

(7)   Includes Mick's and Peasant revenues of $54.4 million.
(8) Includes nonrecurring, pre-tax charges of $11.5 million to write-down the Atlanta-based Mick's and Peasant restaurants recorded in conjunction with the sale of such restaurants.
(9)   Includes assets held for sale of $12.5 million.
(10)  Includes liabilities related to assets held for sale of $12.1 million.

                MORTON'S RESTAURANT GROUP, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

2000 COMPARED TO 1999

      Revenues increased $41.5 million, or 20.1%, to $248.4 million for fiscal 2000, from $206.9 million for fiscal 1999. Of the increase in revenues, $30.3 million was attributable to incremental restaurant revenues from fourteen new restaurants opened after January 4, 1999 and $15.3 million, or 8.1%, was attributable to additional comparable revenues from restaurants open all of both periods. Revenues for the seven Bertolini's restaurants closed during 1999 and 2000 decreased by $3.7 million compared to fiscal 1999. Included in 1999 revenues is approximately $0.4 million of consulting fee income. Average revenue per restaurant open for a full period increased 10.6%. Higher revenues for fiscal 2000 reflect the impact of menu price increases of approximately 1% in each of September 1999, February 2000 and May 2000. Additionally, as reflected in the table below, certain Bertolini's restaurants have generated lower than anticipated revenues, which have adversely impacted average restaurant revenues, earnings and earnings trends. As of December 31, 2000, the Company operated 62 restaurants (57 Morton's and 5 Bertolini's) and as of January 2, 2000, 58 restaurants (50 Morton's and 8 Bertolini's).

      Percentage changes in comparable restaurant revenues for fiscal 2000 versus fiscal 1999 for restaurants open all of both periods are as follows:

                                    Percentage Change
                                    -----------------
                  Morton's                 9.5%
                  Bertolini's             -1.9%
                  Total                    8.1%

      Food and beverage costs increased from $69.9 million for fiscal 1999 to $84.2 million for fiscal 2000. These costs as a percentage of related revenues remained consistent with fiscal 1999.

      Restaurant operating expenses which include labor, occupancy and other operating expenses increased from $90.0 million for fiscal 1999 to $105.6 million for fiscal 2000. Those costs as a percentage of revenues decreased 1.0% from 43.5% for fiscal 1999 to 42.5% for fiscal 2000. Included in fiscal 2000, is a gain of approximately $1.1 million resulting from the disposition of certain restaurant assets.

      Pre-opening costs, depreciation, amortization and non-cash charges increased from $7.6 million for fiscal 1999 to $11.1 million for fiscal 2000 and increased from 3.7% of revenues to 4.5%, respectively. Of the increase, $1.4 million was attributable to incremental depreciation expense associated with fourteen new restaurants opened after January 4, 1999. Included in fiscal 2000 are charges of approximately $0.5 million related to the disposition of one Bertolini's restaurant and charges of approximately $0.6 million related to the write-down, to net realizable values, of another Bertolini's restaurant. Such charges were not previously provided for in the fiscal 1998 charge (see Note 3 to the Company's consolidated financial statements). Effective April 3, 2000, the Company changed the estimated useful lives for computer equipment and software. As a result of such change, fiscal 2000 included approximately $144,000 of additional depreciation expense. Beginning in fiscal 1999, in accordance with its adoption of SOP 98-5 (see Note 2 to the Company's consolidated financial statements), the Company expenses all costs incurred during start-up activities, including pre-opening costs, as incurred. Pre-opening costs incurred and recorded as expense for fiscal 2000 and 1999 were $4.0 million and $3.1 million, respectively. The timing and number of restaurant openings, as well as costs per restaurant, affected the amounts of such costs.

      General and administrative expenses for fiscal 2000 were $19.8 million, an increase of $4.3 million, from $15.5 million for fiscal 1999. Such costs as a percentage of revenues were 8.0% for fiscal 2000, an increase of 0.5% from fiscal 1999. The increase in such costs is driven by incremental costs associated with increased restaurant development, training and salary costs.

      Marketing and promotional expenses were $6.9 million, or 2.8% of revenues, for fiscal 2000 versus $5.7 million, or 2.7% of revenues, for fiscal 1999.

      Interest expense, net of interest income, increased $2.3 million, from $4.1 million for fiscal 1999 to $6.4 million for fiscal 2000. This increase in interest expense was due to increased borrowings and higher interest rates.

      During fiscal 1999, the Company settled all claims relating to a lawsuit. The amount of the final settlement, including all related legal and other costs, resulted in the Company recording a nonrecurring, pre-tax benefit of approximately $159,000. See Note 3 to the Company's consolidated financial statements.

      Income tax expense of $4.3 million for fiscal 2000 represents Federal income taxes, which were partially offset by the establishment of additional deferred tax assets relating to FICA and other tax credits that were generated during fiscal 2000, as well as state income taxes. See Note 7 to the Company's consolidated financial statements.

1999 COMPARED TO 1998

      Revenues increased $17.1 million, or 9.0%, to $206.9 million for fiscal 1999, from $189.8 million for fiscal 1998. Of the increase in revenues, $15.3 million was attributable to incremental restaurant revenues from thirteen new restaurants opened after December 28, 1997 and $4.6 million, or 2.7%, was attributable to additional comparable revenues from restaurants open all of both periods. Included in 1999 revenues is approximately $0.4 million in consulting fee income and included in 1998 revenues is approximately $0.1 million of consulting fee income. Average revenue per restaurant open for a full period increased 2.4%. Higher revenues for fiscal 1999 reflect the impact of menu price increases of approximately 1% in September 1999. Additionally, as reflected in the table below, certain Bertolini's restaurants have generated lower than anticipated revenues, which have adversely impacted average restaurant revenues, earnings and earnings trends. As discussed in Note 3 to the Company's consolidated financial statements, during fiscal 1998 the Company recorded a nonrecurring, pre-tax charge of $19.9 million representing the write-down of impaired Bertolini's restaurant assets and the write-down and accrual of lease exit costs associated with the closure of specified Bertolini's restaurants, as well as the remaining interests in Mick's and Peasant restaurants. Revenues for the four Bertolini's restaurants closed during 1999 decreased by $2.8 million compared to fiscal 1998. As of January 2, 2000, the Company operated 58 restaurants (50 Morton's and 8 Bertolini's) and as of January 3, 1999, 55 restaurants (43 Morton's and 12 Bertolini's).

      Percentage changes in comparable restaurant revenues for fiscal 1999 versus fiscal 1998 for restaurants open all of both periods are as follows:

                                    Percentage Change
                                    -----------------
                  Morton's                 3.9  %
                  Bertolini's             -4.6  %
                  Total                    2.7  %

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

      Pre-opening costs, depreciation, amortization and other non-cash charges decreased from $8.4 million for fiscal 1998 to $7.6 million for fiscal 1999 and decreased from 4.4% of revenues to 3.7%, respectively. Beginning in fiscal 1999, in accordance with its adoption of SOP 98-5 (see
Note 2 to the Company's consolidated financial statements), the Company expenses all costs incurred during start-up activities, including pre-opening costs, as incurred. Pre-opening costs incurred and recorded as expense for fiscal 1999 were $3.1 million. The amount of pre-opening costs recorded for fiscal 1998 represents the amortization of pre-opening costs over the 12 months following restaurant openings. Such amortization expense for fiscal 1998 was $4.3 million. The timing and number of restaurant openings, as well as costs per restaurant, affected the amount of such costs.

      General and administrative expenses for fiscal 1999 were $15.5 million, an increase of $2.1 million, from $13.4 million for fiscal 1998. Such costs, as a percentage of revenues were 7.5% for fiscal 1999, an increase of 0.4% from fiscal 1998. The increase in such costs is driven by incremental costs associated with restaurant development, training and salary costs.

      Marketing and promotional expenses were $5.7 million, or 2.7% of revenues, for fiscal 1999 versus $5.1 million, or 2.7% of revenues, for fiscal 1998.

      Interest expense, net of interest income, increased $1.8 million, from $2.3 million for fiscal 1998 to $4.1 million for fiscal 1999. This increase in interest expense was due to both increased borrowings and higher interest rates.

      During fiscal 1999, the Company settled all claims relating to a lawsuit, which was previously provided for in fiscal 1997 for approximately $2.3 million. The amount of the final settlement, including all related legal and other costs, resulted in the Company recording a nonrecurring, pre-tax benefit of approximately $159,000. See Note 3 to the Company's consolidated financial statements.

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

      The Company and Fleet National Bank ("Fleet") (formerly BankBoston, N.A.) entered into the Second Amended and Restated Revolving Credit and Term Loan Agreement, dated June 19, 1995, as amended from time to time (the "Credit Agreement"), pursuant to which the Company's credit facility

(the "Credit Facility") is $90,000,000 (which was increased from $77,500,000 on February 28, 2001) consisting of a $24,500,000 term loan (the "Term Loan") and a $65,500,000 revolving credit facility (the "Revolving Credit"). Loans made pursuant to the Credit Agreement bear interest at a rate equal to the lender's base rate plus applicable margin or, at the Company's option, the Eurodollar Rate plus applicable margin. At December 31, 2000, calculated pursuant to the Credit Agreement, the Company's applicable margin on the Revolving Credit was 0.25% on base rate loans and 2.25% on Eurodollar Rate loans and the Company's applicable margin on the Term Loan was 0.50% on base rate loans and 2.50% on Eurodollar Rate loans. In addition, the Company is obligated to pay fees of 0.25% on unused loan commitments less than $10,000,000, 0.375% on unused loan commitments greater than $10,000,000 and a per annum letter of credit fee (based on the face amount thereof) equal to the applicable margin on the Eurodollar Rate loans. Fleet has syndicated portions of the Credit Facility to First Union Corporation, Imperial Bank, J.P. Morgan Chase & Co. (formerly Chase Manhattan Bank) and LaSalle Bank National Association.

      At the end of fiscal 2000 and fiscal 1999, the Company had outstanding borrowings of $64,925,000 and $41,625,000, respectively, under the Credit Agreement. At December 31, 2000, $277,820 was restricted for letters of credit issued by the lender on behalf of the Company. Unrestricted and undrawn funds available to the Company under the Credit Agreement were $12,297,180 and the weighted average interest rate on all borrowings under the Credit Facility was 8.67% on December 31, 2000.

      Quarterly principal installments on the Term Loan of $250,000 will be due at the end of each calendar quarter from September 30, 2001 through December 31, 2003; $2,500,000 from March 31, 2004 through December 31, 2004; and $3,000,000 from March 31, 2005 through December 31, 2005. The Revolving Credit will be payable in full on December 31, 2005. Total amounts of principal payable by the Company under the Credit Agreement during the five years subsequent to December 31, 2000 amount to $500,000 in 2001, $1,000,000 in 2002, $1,000,000 in 2003,
$10,000,000 in 2004 and $52,425,000 in 2005. Borrowings under the Credit Agreement have been classified as noncurrent on the Company's consolidated balance sheet since the Company may borrow amounts due under the Term Loan from the Revolving Credit, including the Term Loan principal payments commencing in September 2001.

      Borrowings under the Credit Agreement are secured by all tangible and intangible assets of the Company. The Credit Agreement contains, among other things, certain restrictive covenants with respect to the Company that create limitations (subject to certain exceptions) on: (i) the incurrence or existence of additional indebtedness or the granting of liens on assets or contingent obligations; (ii) the making of certain investments; (iii) mergers, dispositions of assets or consolidations; (iv) prepayment of certain other indebtedness; (v) making capital expenditures above specified amounts; (vi) the repurchase of the Company's outstanding common stock above specified amounts; and (vii) the ability to make certain fundamental changes or to change materially the present method of conducting the Company's business. The Credit Agreement also requires the Company to satisfy certain financial ratios and tests. As of December 31, 2000, the Company believes it was in compliance with such covenants.

      On April 7, 1998 and May 29, 1998, the Company entered into interest rate swap agreements with Fleet on notional amounts of $10,000,000 each. The terms of the agreements are for three years and may be extended for an additional two years at the option of Fleet. Interest rate swap agreements are used to reduce the potential impact of interest rate fluctuations relating to $20,000,000 of variable rate debt. At December 31, 2000, the Company estimates the fair value of the agreements to be immaterial to the consolidated financial statements.

      In March 1997, a subsidiary of the Company and CNL Financial I, Inc. ("CNL") entered into a $2,500,000 loan agreement (the "CNL Loan") which matures on April 1, 2007 and has a 10.002% per annum interest rate. Principal and interest payments will be made over the term of the loan. At December 31, 2000 and January 2, 2000 the outstanding principal balance of the CNL Loan was approximately $1,837,000 and $2,039,000, respectively, of which approximately $223,000 and $202,000, respectively, has been included in "Current portion of obligations to financial institutions and capital leases" in the accompanying consolidated balance sheets.

      During 1999 and 1998, various subsidiaries of the Company and FFCA Acquisition Corporation ("FFCA") entered into loan commitments, aggregating $27,000,000, to fund the purchases of land and construction of restaurants. During 2000 and 1999, $1,927,000 and $4,757,000 respectively, was funded, with the interest rates ranging from 7.68% to 9.26% per annum. Monthly principal and interest payments have been scheduled over twenty-year periods. At December 31, 2000 and January 2, 2000 the aggregate outstanding principal balance due to FFCA was approximately $11,574,000 and $9,943,000, respectively, of which approximately $282,000 and $206,000, respectively, of principal is included in "Current portion of obligations to financial institutions and capital leases" in the accompanying consolidated balance sheets.

      During the third quarter of fiscal 1999, the Company entered into sale-leaseback transactions whereby the Company sold, and leased back, existing restaurant equipment at 15 of its restaurant locations. Aggregate proceeds of $6,000,000 were used to reduce the Company's revolving credit facility. These transactions are being accounted for as financing arrangements. Recorded in the accompanying consolidated balance sheet as of December 31, 2000 and January 2, 2000 are such capital lease obligations, related equipment of $3,300,000 and $5,547,000, respectively, and a deferred gain of approximately $3,173,000 and $5,020,000, respectively, each of which are being recognized over the three year lives of such transactions.

      During fiscal 2000, the Company's net investment in fixed assets and related investment costs, including pre-opening costs, net of capitalized leases, equipment leases and mortgage financings, approximated $19.7 million. The Company estimates that it will expend up to an aggregate of $20 million in 2001 to finance ordinary refurbishment of existing restaurants and capital expenditures, net of landlord development and or rent allowances and net of equipment lease and mortgage financing, for new restaurants. The Company has entered into various equipment lease, sale-leaseback and mortgage financing agreements with several financial institutions of which approximately $21.5 million, in the aggregate, is available for future fundings. The Company anticipates that funds generated through operations and funds available through equipment lease and mortgage financing commitments, as well as funds available under the Credit Agreement will be sufficient to fund planned expansion.

      In fiscal 1998, the Company's board of directors authorized a repurchase of up to 20%, or approximately 1,330,600 shares, of the Company's outstanding common stock. In fiscal 1999, the board of directors increased the Company's authorization by an additional 600,000 shares. In March 2000 and July 2000, the board of directors increased the Company's authorization by an additional 500,000 shares at each date. As of December 31, 2000, the Company had repurchased 2,635,090 shares at an average stock price of $17.80.

      At December 31, 2000, the Company had various state income tax net operating loss carryforwards which expire in various periods through 2018. As of December 31, 2000, the Company had approximately $9.4 million in FICA and other tax credits expiring in various periods through 2018 available to reduce income taxes payable in future years. Approximately $3.3 million of the Company's deferred tax assets represents capital losses. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon generating future taxable income during the periods in which temporary differences become deductible and net operating losses can be carried forward. Management considers the scheduled reversal of deferred tax assets, projected future taxable income and tax planning strategies in making this assessment. See
Note 7 to the Company's consolidated financial statements.



NEW ACCOUNTING PRONOUNCEMENT TO BE ADOPTED

   The Financial Accounting Standards Board Statement of Financial Accounting Standards ("SFAS") 133, "Accounting for Derivative Instruments and Hedging Activities", was issued in June 1998 and is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000, as amended by SFAS 137 and SFAS 138. This pronouncement will be adopted by the Company in the first quarter of fiscal 2001. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. In accordance with SFAS 133, an entity is required to recognize all derivatives as assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting is met. Special accounting for qualifying hedging allows a derivative's gain and or loss to offset related results on the hedged item in the statement of operations and requires that a company formally document, designate and assess the effectiveness of transactions that receive hedge accounting. The Company does not believe that the implementation of SFAS 133, as amended, will have a material effect on its results of operations or financial position.

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

SEASONALITY

      The Company's business is somewhat seasonal in nature, with revenues being less in the third quarter primarily due to Morton's reduced summer volume. The following table sets forth historical, unaudited quarterly revenues for the Company's Morton's and Bertolini's restaurants which were open for the entire period from January 3, 2000 to December 31, 2000 (47 restaurants), and for the entire period from January 4, 1999 to January 2, 2000 (45 restaurants):

                                      Comparable Restaurant Revenues
                                              (in thousands)
                                                     |
                        2000               1999      |      1999              1998
                        ----               ----      |      ----              ----
                             47 restaurants          |          45 restaurants
                             --------------          |          --------------
                      $       %    |    $        %   |     $       %   |     $       %
                      -       -    |    -        -   |     -       -   |     -       -
                                   |                 |                 |
   First Quarter   55,021    26.9  |  49,807   26.4  |  46,159   25.9  |  46,033    26.5
   Second Quarter  49,007    24.0  |  45,260   23.9  |  42,970   24.1  |  42,941    24.7
   Third Quarter   46,305    22.7  |  41,823   22.1  |  39,425   22.1  |  37,377    21.6
   Fourth Quarter  53,974    26.4  |  52,105   27.6  |  49,655   27.9  |  47,216    27.2
                   ------   -----  |  ------  -----  |  ------  -----  |  ------   -----
                  204,307   100.0  | 188,995  100.0  | 178,209  100.0  | 173,567   100.0
                                   |                 |                 |

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

      The inherent risk in market risk sensitive instruments and positions primarily relates to potential losses arising from adverse changes in foreign currency exchange rates and interest rates.
      As of December 31, 2000, the Company operated four international locations, one in Singapore (opened May 1998), one in Toronto (opened September
1998), one in Hong Kong (opened December 1999) and one in Vancouver, Canada (opened October 2000). As a result, the Company is subject to risk from changes in foreign exchange rates. These changes result in cumulative translation adjustments which are included in other comprehensive income. The potential loss resulting from a hypothetical 10% adverse change in quoted foreign currency exchange rates, as of December 31, 2000, is not considered material.

      The Company is subject to market risk from exposure to changes in interest rates based on its financing activities. This exposure relates to borrowings under the Company's Credit Facility which are payable at floating rates of interest. The Company has entered into interest rate swap agreements to manage some of its exposure to interest rate fluctuations. The change in fair value of our long-term debt resulting from a hypothetical 10% fluctuation in interest rates as of December 31, 2000 is not considered material.

FORWARD-LOOKING STATEMENTS

      This annual report contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, written, oral or otherwise made, represent the Company's expectation or belief concerning future events. Without limiting the foregoing, the words "believes," "thinks," "anticipates," "plans," "expects," and similar expressions are intended to identify forward-looking statements. The Company cautions that these statements are further qualified by important economic and competitive factors that could cause actual results to differ materially, or otherwise, from those in the forward-looking statements, including, without limitation, risks of the restaurant industry, including a highly competitive environment and industry with many well-established competitors with greater financial and other resources than the Company, and the impact of changes in consumer tastes, local, regional and national economic and market conditions, restaurant profitability levels, expansion plans, demographic trends, traffic patterns, employee availability and benefits, cost increases, and other risks detailed from time to time in the Company's periodic earnings releases and reports filed with the Securities and Exchange Commission. In addition, the Company's ability to expand is dependent upon various factors, such as the availability of attractive sites for new restaurants, the ability to negotiate suitable lease terms, the ability to generate or borrow funds to develop new restaurants and obtain various government permits and licenses and the recruitment and training of skilled management and restaurant employees. Accordingly, such forward-looking statements do not purport to be predictions of future events or circumstances and therefore there can be no assurance that any forward-looking statement contained herein will prove to be accurate.

                          INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND STOCKHOLDERS
MORTON'S RESTAURANT GROUP, INC.:

      We have audited the accompanying consolidated balance sheets of Morton's Restaurant Group, Inc. and subsidiaries as of December 31, 2000 and January 2, 2000 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Morton's Restaurant Group, Inc. and subsidiaries as of December 31, 2000 and January
2, 2000 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP

Melville, New York
January 30, 2001

                           Morton's Restaurant Group, Inc. and Subsidiaries

                                     CONSOLIDATED BALANCE SHEETS
                                December 31, 2000 and January 2, 2000
                       (amounts in thousands, except share and per share data)


                                                                        December 31,      January 2,
ASSETS                                                                     2000             2000
------                                                                     ----             ----
Current assets:
     Cash and cash equivalents                                           $  2,296         $  5,806
     Accounts receivable                                                    4,639            1,093
     Inventories                                                            8,303            7,134
     Landlord construction receivables,
        prepaid expenses and other current assets                           2,867            2,724
     Deferred income taxes                                                  5,653            5,699
                                                                         --------         --------
             Total current assets                                          23,758           22,456
                                                                         --------         --------

Property and equipment, net                                                78,047           66,715

Intangible assets, net of accumulated amortization of $4,668 at
   December 31, 2000 and $4,286 at January 2, 2000                         11,327           11,709
Other assets and deferred expenses, net of accumulated amortization of
   $518 at December 31, 2000 and $698 at January 2, 2000                    6,412            5,970
Deferred income taxes                                                       4,866            7,511
                                                                         --------         --------

                                                                         $124,410         $114,361
                                                                         ========         ========

                           Morton's Restaurant Group, Inc. and Subsidiaries

                                CONSOLIDATED BALANCE SHEETS, CONTINUED
                                December 31, 2000 and January 2, 2000
                       (amounts in thousands, except share and per share data)


                                                                           December 31,   January 2,
LIABILITIES AND STOCKHOLDERS' EQUITY                                          2000          2000
------------------------------------                                          ----          ----
Current liabilities:
     Accounts payable                                                       $   8,677    $   7,870
     Accrued expenses                                                          21,375       22,036
     Current portion of obligations to financial institutions and capital
        leases                                                                  4,759        4,422
     Accrued income taxes                                                       1,004          140
                                                                            ---------    ---------
             Total current liabilities                                         35,815       34,468
                                                                            ---------    ---------

Obligations to financial institutions and capital leases, less current
     maturities                                                                85,012       60,970
Other liabilities                                                               4,506        6,855
                                                                            ---------    ---------
             Total liabilities                                                125,333      102,293
                                                                            ---------    ---------

Commitments and contingencies

Stockholders' equity:
    Preferred stock, $0.01 par value per share.  Authorized 3,000,000
        shares, no shares issued or outstanding                                  --           --
    Common stock,  $0.01 par value per share.  Authorized 25,000,000 shares, issued 6,778,363 at December 31, 2000
        and 6,758,200 at January 2, 2000                                           68           68
    Nonvoting common stock, $0.01 par value per share. Authorized
        3,000,000 shares, no shares issued or outstanding                        --           --
    Additional paid-in capital                                                 63,077       62,849
    Accumulated other comprehensive income (loss)                                (150)         (79)
    Accumulated deficit                                                       (17,084)     (27,146)
    Less treasury stock, at cost, 2,630,361 shares at December 31, 2000
        and 1,381,190 shares at January 2, 2000                               (46,834)     (23,624)
                                                                            ---------    ---------
             Total stockholders' equity (deficit)                                (923)      12,068
                                                                            ---------    ---------

                                                                            $ 124,410    $ 114,361
                                                                            =========    =========


See accompanying notes to consolidated financial statements.

                            Morton's Restaurant Group, Inc. and Subsidiaries

                                  CONSOLIDATED STATEMENTS OF OPERATIONS
                   Years ended December 31, 2000, January 2, 2000 and January 3, 1999
                              (amounts in thousands, except per share data)


                                                                    December 31, January 2,  January 3,
                                                                        2000        2000         1999
                                                                        ----        ----         ----
Revenues                                                             $ 248,382   $ 206,869    $ 189,779

Food and beverage costs                                                 84,224      69,873       64,946
Restaurant operating expenses                                          105,580      89,988       81,796
Pre-opening costs, depreciation, amortization and non-cash charges      11,087       7,592        8,360
General and administrative expenses                                     19,811      15,497       13,432
Marketing and promotional expenses                                       6,879       5,669        5,125
Interest expense, net                                                    6,427       4,100        2,325
Nonrecurring (benefit) charges                                            --          (159)      19,925
                                                                     ---------   ---------    ---------

   Income (loss) before income taxes and cumulative
         effect of a change in an accounting principle                  14,374      14,309       (6,130)

Income tax expense (benefit)                                             4,312       3,577       (4,258)
                                                                     ---------   ---------    ---------

   Income (loss) before cumulative effect of a change
         in an accounting principle                                     10,062      10,732       (1,872)

Cumulative effect of a change in an accounting principle,
      net of income tax benefit of $1,357                                 --         2,281         --
                                                                     ---------   ---------    ---------
          Net income (loss)                                          $  10,062   $   8,451    $  (1,872)
                                                                     =========   =========    =========

Net income (loss) per share - basic:
  Before cumulative effect of a change in an
      accounting principle                                           $    2.20   $    1.81    $   (0.28)
  Cumulative effect of a change in an accounting principle                --         (0.39)        --
                                                                     ---------   ---------    ---------
          Net income (loss)                                          $    2.20   $    1.42    $   (0.28)
                                                                     =========   =========    =========

Net income (loss) per share - diluted:
  Before cumulative effect of a change in an accounting principle    $    2.12   $    1.77    $   (0.28)
  Cumulative effect of a change in an accounting principle                --         (0.38)        --
                                                                     ---------   ---------    ---------
          Net income (loss)                                          $    2.12   $    1.39    $   (0.28)
                                                                     =========   =========    =========

Weighted average common and potential common shares outstanding:
           Basic                                                         4,565       5,938        6,617
                                                                     =========   =========    =========
           Diluted                                                       4,756       6,078        6,617
                                                                     =========   =========    =========

See accompanying notes to consolidated financial statements.

                Morton's Restaurant Group, Inc. and Subsidiaries

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
       Years ended December 31, 2000, January 2, 2000 and January 3, 1999
             (amounts in thousands, except share and per share data)


                                                                            Accumulated
                                                  Additional                   Other         Treasury      Total
                                       Common      Paid-In    Accumulated  Comprehensive     Stock at   Stockholders'
                                       Stock       Capital      Deficit    Income (Loss)      Cost     Equity (Deficit)
                                      --------     --------     -------    -------------     --------  ----------------

Balance at December 28, 1997          $     66     $ 62,214     $(33,725)     $   --        $   --         $28,555
Comprehensive income (loss):
     Net loss                             --           --         (1,872)         --            --
     Foreign currency translation
        adjustments                       --           --           --             (34)         --
                                                                                                          --------
Total comprehensive income (loss)                                                                           (1,906)
                                                                                                          --------
Exercise of stock options                    1          503         --            --            --             504
Purchase of 234,400 shares of
     common stock (average cost
     of $17.90 per share)                 --           --           --            --          (4,196)       (4,196)
                                      --------     --------     --------      --------      --------      --------

Balance at January 3, 1999                  67       62,717      (35,597)          (34)       (4,196)       22,957
Comprehensive income (loss):
     Net income                           --           --          8,451          --            --
     Foreign currency translation
        adjustments                       --           --           --             (45)         --
                                                                                                          --------
Total comprehensive income (loss)                                                                            8,406
                                                                                                          --------
Exercise of stock options                    1          132         --            --            --             133
Purchase of 1,146,790 shares of
     common stock (average cost
     of $16.94 per share)                 --           --           --            --         (19,428)      (19,428)
                                      --------     --------     --------      --------      --------      --------

Balance at January 2, 2000                  68       62,849      (27,146)          (79)      (23,624)       12,068
Comprehensive income (loss):
     Net income                           --           --         10,062          --            --
     Foreign currency translation
        adjustments                       --           --           --             (71)         --
                                                                                                          --------
Total comprehensive income (loss)                                                                            9,991
                                                                                                          --------
Exercise of stock options                 --            228         --            --            --             228
Purchase of 1,249,171 shares of
     common stock (average cost
     of $18.57 per share)                 --           --           --            --         (23,210)      (23,210)
                                      --------     --------     --------      --------      --------      --------

Balance at December 31, 2000          $     68     $ 63,077     $(17,084)     $   (150)     $(46,834)     $   (923)
                                      ========     ========     ========      ========      ========      ========

See accompanying notes to consolidated financial statements.

                  Morton's Restaurant Group, Inc. and Subsidiaries

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
       Years ended December 31, 2000, January 2, 2000 and January 3, 1999
                             (amounts in thousands)

                                                                           December 31,   January 2,    January 3,
                                                                              2000          2000          1999
                                                                            --------      --------      --------
Cash flows from operating activities:
    Net income (loss)                                                       $ 10,062      $  8,451      $ (1,872)
    Adjustments to reconcile net income (loss) to net cash provided by operating activities:
       Cumulative effect of a change in an accounting principle, net of
         income tax benefit                                                     --           2,281          --
       Depreciation of property and equipment                                  6,624         3,391         3,117
       Amortization of intangible assets, deferred occupancy costs and
         other deferred expenses                                                 455         1,120         5,243
       Deferred income taxes                                                   2,691         2,618        (5,361)
       Nonrecurring (benefit) charges                                           --            (159)       19,925
       Change in assets and liabilities:
           Accounts receivable                                                (3,549)         (197)          777
           Inventories                                                        (1,181)         (730)         (976)
           Landlord construction receivables, prepaid expenses and
             other current assets                                               (692)          258        (1,609)
           Accounts payable, accrued expenses and other liabilities             (359)        7,666        (1,074)
           Accrued income taxes                                                  864          (232)         (284)
                                                                            --------      --------      --------

                  Net cash provided by operating activities                   14,915        24,467        17,886
                                                                            --------      --------      --------

Cash flows from investing activities:
    Purchases of property and equipment                                      (15,714)      (15,432)      (23,259)
    Capitalized payments for pre-opening costs, licenses and other
      deferred expenses                                                         --            --          (4,205)
                                                                            --------      --------      --------

                  Net cash used by investing activities                      (15,714)      (15,432)      (27,464)
                                                                            --------      --------      --------

                Morton's Restaurant Group, Inc. and Subsidiaries

                             (amounts in thousands)


                                                                    December 31,   January 2,    January 3,
                                                                       2000          2000          1999
                                                                     --------      --------      --------
Cash flows from financing activities:
    Principal reduction on obligations to financial institutions
       and capital leases                                            $(11,196)     $(13,952)     $ (8,425)
    Proceeds from obligations to financial institutions and
       capital leases                                                  31,477        27,958        20,365
    Purchases of treasury stock                                       (23,210)      (19,428)       (4,196)
    Net proceeds from issuance of stock                                   228           133           504
                                                                     --------      --------      --------

              Net cash (used) provided by financing activities         (2,701)       (5,289)        8,248
                                                                     --------      --------      --------

Effect of exchange rate changes on cash                                   (10)          (57)           10
                                                                     --------      --------      --------

Net increase (decrease) in cash and cash equivalents                   (3,510)        3,689        (1,320)

Cash and cash equivalents at beginning of year                          5,806         2,117         3,437
                                                                     --------      --------      --------

Cash and cash equivalents at end of year                             $  2,296      $  5,806      $  2,117
                                                                     ========      ========      ========









See accompanying notes to consolidated financial statements.

                Morton's Restaurant Group, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             December 31, 2000, January 2, 2000 and January 3, 1999


(1)   ORGANIZATION AND OTHER MATTERS

      Morton's Restaurant Group, Inc. (the "Company") was incorporated as a Delaware corporation in October 1988 and is engaged in the business of owning and operating restaurants under the names Morton's of Chicago ("Morton's") and Bertolini's Authentic Trattorias ("Bertolini's"). As of December 31, 2000, the Company owned and operated 62 restaurants (57 Morton's and 5 Bertolini's).

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

      (c) INVENTORIES

      Inventories consist of food, beverages and supplies and are recorded at the lower of cost or market. Cost is determined using the first-in, first-out
(FIFO) method.

      (d) PROPERTY AND EQUIPMENT

      Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the related assets. Improvements to leased premises and property under capital leases are amortized on the straight-line method over the shorter of the lease term, including planned extensions, or estimated useful lives of the improvements. Effective April 3, 2000, the Company changed the estimated useful lives for depreciation of computer equipment and software, from periods ranging from three to ten years to periods ranging from three to five years, so as to more accurately reflect the relative replacement periods. As a result of such change, fiscal 2000 included approximately $144,000 of additional depreciation expense. In fiscal 2000, 1999 and 1998, interest costs capitalized during the construction period for leasehold improvements were approximately $577,000, $350,000 and $428,000, respectively.

      (e) OTHER ASSETS AND DEFERRED EXPENSES

      Beginning in fiscal 1999, in accordance with its adoption of SOP 98-5, the Company expenses all costs incurred during start-up activities, including pre-opening costs, as incurred. In connection with the adoption, the Company recorded a charge for the cumulative effect of an accounting change of approximately $2,281,000, net of income tax benefits of approximately $1,357,000. Pre-opening costs incurred and recorded as expense for fiscal 2000 and 1999 were $4,008,000 and $3,081,000, respectively. Included in "Other assets and deferred expenses" are smallwares of approximately $2,580,000 and $2,367,000 at the end of fiscal 2000 and 1999, respectively.

      (f) INCOME TAXES

   The Financial Accounting Standards Board Statement of Financial Accounting Standards ("SFAS") 109, "Accounting for Income Taxes", requires a change from the deferred method of accounting for income taxes of Accounting Principles Board ("APB") Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

      (g) INTANGIBLE ASSETS

      Intangible assets represent goodwill which arose from the acquisition of Morton's. Amortization is being recognized on a straight-line basis over forty years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

      (h) DERIVATIVE FINANCIAL INSTRUMENTS

      Amounts receivable or payable under interest rate swap agreements are accounted for as adjustments to interest expense.

      In June 1998, SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", was issued which is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000, as amended by SFAS 137 and SFAS 138. This pronouncement will be adopted by the Company in the first quarter of fiscal 2001. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. In accordance with SFAS 133, an entity is required to recognize all derivatives as assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting is met. Special accounting for qualifying hedging allows a derivative's gain and or loss to offset related results on the hedged item in the statement of operations and requires that a company formally document, designate and assess the effectiveness of transactions that receive hedge accounting. The Company does not believe that the implementation of SFAS 133, as amended, will have a material effect on its results of operations or financial position.

      (i) MARKETING AND PROMOTIONAL EXPENSES

      Marketing and promotional expenses in the accompanying consolidated statements of operations include advertising expenses of $3,767,000, $3,296,000 and $3,526,000 for fiscal 2000, 1999 and 1998, respectively. Advertising costs are expensed as incurred.

      (j) STATEMENTS OF CASH FLOWS

      For the purposes of the consolidated statements of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. The Company paid cash interest and fees, net of amounts capitalized, of approximately $6,027,000, $3,774,000 and $2,204,000, and income taxes of approximately $757,000, $1,179,000 and $1,386,000 for fiscal 2000, 1999 and 1998, respectively. During fiscal 2000, 1999 and 1998, the Company entered into capital lease finance agreements of approximately $4,132,000, $3,290,000 and $1,836,000, respectively, for restaurant equipment. In addition, during fiscal 1999 the Company entered into sale-leaseback transactions aggregating $6,000,000 for existing restaurant equipment (see Note 11).

      (k) EARNINGS PER SHARE

      SFAS 128, "Earnings per Share", replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of stock options. Dilutive earnings per share is calculated in a manner similar to the previously reported fully diluted earnings per share.

      (l) USE OF ESTIMATES

      Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

      (m) LONG-LIVED ASSETS

      The Company's accounting policies relating to the recording of long-lived assets, including property and equipment and intangibles, are discussed above. SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for
Long-Lived Assets to Be Disposed Of", requires, among other things, that long-lived assets held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair values of the assets. Assets to be disposed of or sold are reported at the lower of the carrying amount or fair value less costs to sell.

      (n) STOCK-BASED COMPENSATION

      The Company applies the provisions of SFAS 123 which encourages, but does not require companies to record compensation expense for stock-based employee compensation plans at fair value. The Company applies the intrinsic value-based method of accounting prescribed by APB Opinion 25, ACCOUNTING
FOR STOCK ISSUED TO EMPLOYEES, and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. The Company discloses the pro forma net earnings and pro forma earnings per share for stock option grants made beginning in fiscal 1995 as if such method had been used to account for stock-based compensation costs as described in SFAS 123.

      (o) TRANSLATION OF FOREIGN CURRENCIES

      As of December 31, 2000, the Company operated four international locations, one in Singapore (opened May 1998), one in Toronto (opened September
1998), one in Hong Kong (opened December 1999), and one in Vancouver, Canada (opened October 2000). The financial position and results of operations of the Company's foreign businesses are measured using local currency as the functional currency. Assets and liabilities are translated into U.S. dollars at year-end rates of exchange, and revenues and expenses are translated at the average rates of exchange for the year. Gains or losses resulting from the translation of foreign currency financial statements are accumulated as a separate component of stockholders' equity.

      (p) COMPREHENSIVE INCOME

      On January 1, 1998, the Company adopted SFAS 130, "Reporting Comprehensive Income". SFAS 130 establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income and equity adjustments from foreign currency translation and is presented in the consolidated statements of stockholders' equity.

      (q) RECLASSIFICATION

      Certain items previously reported in specific financial statement captions have been reclassed to conform to the fiscal 2000 presentation.

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

      The Company performed an in-depth analysis of historical and projected operating results and, as a result of significant operating losses, identified several nonperforming restaurants which were all closed in fiscal 1999. The Company ascribed no value to the leasehold improvements for closed locations as such assets inure to the benefit of the landlord and estimated the net realizable value of furniture and equipment based upon the Company's past history of restaurant closures, as well as industry standards. The net realizable value incorporated a factor for depreciation in the fiscal 1999 period in which the restaurants operated until closure. The accrual for lease exit costs was recorded based upon the remaining guarantee values specified in the underlying lease agreements. Additionally, the analysis identified several underperforming restaurants, which reflected a pattern of historical operating losses and negative cash flow, as well as continued projected negative cash flow and operating results for 1999 and 2000. Accordingly, the Company recorded an impairment charge in the fourth quarter of fiscal 1998 to write-down these impaired assets. During 1999 and 2000 three such underperforming restaurants were closed.

The components of the charge were as follows (amounts in thousands):

     Write-down of property and equipment                 $10,833
     Write-down of other assets                             1,039
     Accrual of lease exit and related costs                4,165
                                                         --------
          Bertolini's subtotal                             16,037
     Write-down for Mick's and Peasant (detailed below)     3,888
                                                         --------
          1998 nonrecurring charge                        $19,925
                                                          =======

      At December 31, 2000 and January 2, 2000, included in "Accrued expenses" in the accompanying consolidated balance sheets is approximately $2,153,000 and $2,582,000, respectively, representing the lease disposition liabilities related to the closing of these restaurants. The decrease in such liabilities in fiscal 2000 represents the payment of lease exit costs which were previously provided for during fiscal 1998. At December 31, 2000 and January 2, 2000, remaining in furniture, fixtures and equipment is approximately $18,000 and $97,000, respectively, representing management's estimate of the net realizable value of the related Bertolini's property and equipment.

      (b) LITIGATION AND RELATED EXPENSES

      During 1999, the Company settled all claims relating to a lawsuit. The amount of the final settlement, which was paid in fiscal 2000, including all related legal and other costs, resulted in the Company recording a nonrecurring, pre-tax benefit of approximately $159,000 in the third quarter of fiscal 1999.

      (c) MICK'S AND PEASANT RESTAURANTS

      In the fourth quarter of fiscal 1998, the Company evaluated the recoverability of its ownership interests in Mick's and Peasant and the related promissory notes received in connection with its February 1997 sale of such restaurants. The analysis was based upon a review of the purchaser's 1998 operating performance, including anticipated future cash flows, and concluded that pursuant to the provisions of SFAS 114 and SFAS 115, the notes receivable and investment carrying values were impaired and therefore recorded an impairment charge of $2,200,000. Additionally, the Company recorded additional lease termination liabilities of $1,688,000, based upon additional defaults of sublease agreements and litigation charges for certain Mick's and Peasant Restaurants, previously guaranteed by the Company. At December 31, 2000 and January 2, 2000, included in "Accrued expenses" in the accompanying consolidated balance sheets, is approximately $162,000 and $289,000, respectively, representing the remaining lease disposition liabilities for such restaurants.


(4)   PROPERTY AND EQUIPMENT

      The costs and related accumulated depreciation and amortization of major classes of assets as of December 31, 2000 and January 2, 2000 are set forth below:


                                                           December 31, 2000   January 2, 2000
                                                           -----------------   ---------------
                                                                  (amounts in thousands)

      Furniture, fixtures and equipment                         $ 35,842         $  30,696
      Leasehold improvements                                      51,052            38,002
      Land                                                         6,337             6,236
      Construction in progress                                     2,160             2,281
                                                                --------          --------
                                                                  95,391            77,215
          Less accumulated depreciation and amortization          17,344            10,500
                                                                --------          --------
      Net property and equipment                                $ 78,047         $  66,715
                                                                ========         =========

(5)   ACCRUED EXPENSES


                                             December 31, 2000   January 2, 2000
                                             -----------------   ---------------
Accrued expenses consist of the following:         (amounts in thousands)

Accrued gift certificates                         $ 2,997          $ 2,175
Restaurant operating expenses                       2,873            2,781
Payroll and related taxes                           2,427            1,857
Bertolini's accrued lease exit costs                2,153            2,582
Accrued construction costs                          2,129            3,886
Rent and property taxes                             2,033            1,243
Sales and use tax                                   1,969            1,722
Deferred gain on sale of assets                     1,813            1,813
Mick's and Peasant lease exit costs                   162              289
Litigation and related expenses                        --            1,000
Other                                               2,819            2,688
                                                  -------          -------

                  Total accrued expenses          $21,375          $22,036
                                                  =======          =======

(6)   OBLIGATIONS TO FINANCIAL INSTITUTIONS

      The Company and Fleet National Bank ("Fleet") (formerly BankBoston, NA) entered into the Second Amended and Restated Revolving Credit and Term Loan Agreement, dated June 19, 1995, as amended from time to time (the "Credit Agreement"), pursuant to which the Company's credit facility (the "Credit Facility") is $77,500,000, consisting of a $24,500,000 term loan (the "Term Loan") and a $53,000,000 revolving credit facility (the "Revolving Credit"). Loans made pursuant to the Credit Agreement bear interest at a rate equal to the lender's base rate plus applicable margin or, at the

Company's option, the Eurodollar Rate plus applicable margin. At December 31, 2000, calculated pursuant to the Credit Agreement, the Company's applicable margin on the Revolving Credit was 0.25% on base rate loans and 2.25% on Eurodollar Rate loans and the Company's applicable margin on the Term Loan was 0.50% on base rate loans and 2.50% on Eurodollar Rate loans. In addition, the Company is obligated to pay fees of 0.25% on unused loan commitments less than $10,000,000, 0.375% on unused loan commitments greater than $10,000,000 and a per annum letter of credit fee (based on the face amount thereof) equal to the applicable margin on the Eurodollar Rate loans. Fleet has syndicated portions of the Credit Facility to First Union Corporation, Imperial Bank and J.P. Morgan Chase & Co. (formerly Chase Manhattan Bank).

      At the end of fiscal 2000 and fiscal 1999, the Company had outstanding borrowings of $64,925,000 and $41,625,000, respectively, under the Credit Agreement. At December 31, 2000, $277,820 was restricted for letters of credit issued by the lender on behalf of the Company. Unrestricted and undrawn funds available to the Company under the Credit Agreement were $12,297,180 and the weighted average interest rate on all borrowings under the Credit Facility was 8.67% on December 31, 2000.

      Management believes that the carrying amount of long-term debt approximates fair value since the interest rate is variable and the margins are consistent with those available to the Company under similar terms.

     Quarterly principal installments on the Term Loan of $250,000 will be due at the end of each calendar quarter from September 30, 2001 through December 31, 2003; $2,500,000 from March 31, 2004 through December 31, 2004 and $3,000,000 from March 31, 2005 through December 31, 2005. The Revolving Credit will be payable in full on December 31, 2005. Total amounts of principal payable by the Company under the Credit Agreement during the five years subsequent to December 31, 2000 amount to $500,000 in 2001, $1,000,000 in 2002, $1,000,000 in 2003,
$10,000,000 in 2004 and $52,425,000 in 2005. Borrowings under the Credit Agreement have been classified as noncurrent on the Company's consolidated balance sheet since the Company may borrow amounts due under the Term Loan from the Revolving Credit, including the Term Loan principal payments commencing in September 2001.

      Borrowings under the Credit Agreement are secured by all tangible and intangible assets of the Company. The Credit Agreement contains, among other things, certain restrictive covenants with respect to the Company that create limitations (subject to certain exceptions) on: (i) the incurrence or existence of additional indebtedness or the granting of liens on assets or contingent obligations; (ii) the making of certain investments; (iii) mergers, dispositions of assets or consolidations; (iv) prepayment of certain other indebtedness; (v) making capital expenditures above specified amounts; (vi) the repurchase of the Company's outstanding common stock above specified amounts; and (vii) the ability to make certain fundamental changes or to change materially the present method of conducting the Company's business. The Credit Agreement also requires the Company to satisfy certain financial ratios and tests. As of December 31, 2000, the Company believes it was in compliance with such covenants.

      The Credit Agreement permits the Company to pay dividends or repurchase stock in an amount not to exceed 5% of consolidated net income calculated for the fiscal year immediately preceding the fiscal years in which any such dividends or repurchases take place, provided that no event of default is then existing or would result from such payment. In addition, the Company is permitted to pay dividends and repurchase stock in an additional amount not to exceed 25% of net proceeds from equity offerings, including the Company's 1992 equity offering. The Company is also permitted under the provisions of the Credit Agreement to repurchase up to an additional $80 million of its stock. See Note 8(d).

      On April 7, 1998 and May 29, 1998, the Company entered into interest rate swap agreements with Fleet on notional amounts of $10,000,000 each. The terms of the agreements are for three years and may be extended for an additional two years at the option of Fleet. Interest rate swap agreements are used to reduce the potential impact of interest rate fluctuations relating to $20,000,000 of variable rate debt. The swap agreements entitle the Company to receive from Fleet, on a quarterly basis, any amounts by which the prevailing variable rate exceeds a predetermined fixed rate. Conversely, the Company is required to pay Fleet amounts by which the predetermined fixed rate exceeds the prevailing variable rate. At December 31, 2000, the Company estimates the fair value of the agreements to be immaterial to the consolidated financial statements.

      In March 1997, a subsidiary of the Company and CNL Financial I, Inc. ("CNL") entered into a $2,500,000 loan agreement (the "CNL Loan") which matures on April 1, 2007 and has a 10.002% per annum interest rate. Principal and interest payments will be made over the term of the loan. At December 31, 2000 and January 2, 2000, the outstanding principal balance of the CNL Loan was approximately $1,837,000 and $2,039,000, respectively, of which approximately $223,000 and $202,000 respectively, has been included in "Current portion of obligations to financial institutions and capital leases" in the accompanying consolidated balance sheets.

      During 1999 and 1998, various subsidiaries of the Company and FFCA Acquisition Corporation ("FFCA") entered into loan commitments, aggregating $27,000,000, to fund the purchases of land and construction of restaurants. During 2000 and 1999, $1,927,000 and $4,757,000, respectively, was funded, with the interest rates ranging from 7.68% to 9.26% per annum. Monthly principal and interest payments have been scheduled over twenty-year periods. At December 31, 2000 and January 2, 2000, the aggregate outstanding principal balance due to FFCA was approximately $11,574,000 and $9,943,000, respectively, of which approximately $282,000 and $206,000, respectively, of principal is included in "Current portion of obligations to financial institutions and capital leases" in the accompanying consolidated balance sheets.

(7)   INCOME TAXES

      Income tax expense (benefit) is comprised of the following:


                                                           2000        1999         1998
                                                         -------     -------      -------
                                                                (amounts in thousands)

             Federal:           Current                  $ 1,215     $    --      $   903
                                Deferred                   2,402       2,798       (4,851)
                                                         -------     -------      -------
                                                           3,617       2,798       (3,948)

             State and Local:   Current                      406         509          200
                                Deferred                     289         270         (510)
                                                         -------     -------      -------
                                                             695         779         (310)

             Income tax expense (benefit)                $ 4,312     $ 3,577      $(4,258)
                                                         =======     =======      =======

      Income tax expense (benefit) differed from the amounts computed by applying the U.S. Federal income tax rates to income (loss) before income taxes as a result of the following:


                                                            2000        1999      1998
                                                            ----        ----      ----
                                                             (amounts in thousands)

Computed "expected" tax expense (benefit)                 $ 4,887     $ 4,865    $(2,084)
Increase (reduction) in income taxes resulting from:
   State and local income taxes, net of federal income
     tax benefit                                              459         514       (202)
   FICA tax credits                                        (1,386)     (1,555)      (956)
   Change in valuation allowance                             (242)         --     (1,157)
   Other, net                                                 594        (247)       141
                                                          -------    --------    -------
                                                          $ 4,312     $ 3,577    $(4,258)
                                                          =======    ========    =======

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at the end of fiscal 2000 and 1999 are presented below:


                                                          December 31,  January 2,
                                                             2000          2000
                                                           --------      --------
                                                            (amounts in thousands)
Deferred tax assets:
    Federal and state net operating loss carryforwards     $  3,106      $  4,774
    Capital loss carryforwards                                3,285         3,428
    Nonrecurring charge for write-down and related
      charges for assets held for sale                           59           106
    Nonrecurring charge for write-down and related
      charges for impaired assets                             1,001         2,244
    Nonrecurring charge for litigation accrual                   --           365
    Deferred rent and start-up amortization                   2,740         3,500
    FICA and other tax credits                                9,386         7,286
                                                           --------      --------
        Total gross deferred tax assets                      19,577        21,703
        Less valuation allowance                             (5,533)       (5,775)
                                                           --------      --------
        Net deferred tax assets                              14,044        15,928

Deferred tax liabilities:
    Property and equipment depreciation                       3,525         2,718
                                                           --------      --------
Net deferred tax assets and liabilities                    $ 10,519      $ 13,210
                                                           ========      ========


      At December 31, 2000, the Company had various state income tax net operating loss carryforwards, capital loss carryforwards, and FICA and other tax credits expiring in various periods through 2018, 2002 and 2018, respectively.

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible and net operating losses can be carried forward. Management considers the scheduled reversal of deferred tax assets, projected future taxable income and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income of approximately $28,740,000. Taxable income (loss), before the application of net operating loss carryforwards and FICA and other tax credits, for the years ended January 2, 2000 and January 3, 1999 was approximately $(3,391,000) and $8,480,000, respectively, and for the year ended December 31, 2000 is estimated to be $9,100,000. The Company assesses the recoverability of its net deferred tax asset based upon the level of historical income and projections of future taxable income. Deferred tax assets arising from capital losses have been fully reserved. The amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced.

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

      (b) The Company's Stock Option Plan (the "Stock Option Plan"), as amended, provides for the issuance, to employees, of incentive stock options ("ISOs") and non-qualified stock options ("NQSOs") having a maximum term of ten years and may be granted to purchase up to 900,000 shares of Common Stock. During fiscal 2000, pursuant to shareholder approval, the Company adopted the Morton's Restaurant Group 2000 Stock Option Plan which provides an additional 550,000 shares to be granted under the same terms as the Stock Option Plan.

      The exercise price of ISOs will be equal to the fair market value of the shares subject to option on the date of grant, while the exercise price of NQSOs will be determined by a committee of the Board of Directors. Options vest and become exercisable commencing at the second anniversary date of the grant at the rate of 25% per year. During fiscal 2000 and 1999, the Company issued 176,100 and 189,600 NQSOs, respectively.

     Activity in stock options is summarized as follows:


                                2000                     1999                     1998
                        --------------------     --------------------     --------------------
                        Weighted                 Weighted                Weighted
                        Average     Shares        Average    Shares       Average      Shares
                        Exercise    Subject      Exercise   Subject to    Exercise   Subject to
                         Price     to Option      Price      Option        Price       Option
                        ---------  ---------     ---------  ---------     ---------  ---------

  Beginning of year     $   15.16    911,400     $   13.73    835,955     $   11.17    627,385
  Options granted           18.93    298,450         15.31    208,700         18.28    379,900
  Options exercised         11.33     20,163          1.26     96,830          8.88     56,805
  Options canceled          18.81     30,350         20.01     36,425         17.24    114,525
                        ---------  ---------     ---------  ---------     ---------  ---------

  End of year           $   16.10  1,159,337     $   15.16    911,400     $   13.73    835,955
                        =========  =========     =========  =========     =========  =========

As of December 31, 2000, there were 351,100 options exercisable with a weighted average exercise price of $13.43.

      (c) SFAS 123, "Accounting for Stock-Based Compensation", was adopted by the Company in 1996. The Company has elected to disclose the pro forma net income and earnings per share as if such method had been used to account for stock-based compensation cost as described in SFAS 123.

      The per share weighted average fair value of stock options granted during fiscal 2000, 1999 and 1998 was $8.33, $6.93 and $8.43 on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: 2000 - expected dividend yield 0.0%, risk-free interest rate of 6.3%, volatility of 33% and an expected life of 5.9 years; 1999 - expected dividend yield 0.0%, risk-free interest rate of 5.8%, volatility of 35% and an expected life of 6.3 years; 1998 - expected dividend yield 0.0%, risk-free interest rate of 5.0%, volatility of 37% and an expected life of 6.6 years.

      The Company applies APB Opinion 25 in accounting for its Stock Option Plan and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, the Company's net income (loss) and net income
(loss) per diluted share would have been reduced to the pro forma amounts indicated below:


                                                         2000         1999         1998
                                                         ----         ----         ----
                                                  (amounts in thousands, except per share data)
   Net income (loss) as reported                       $ 10,062      $ 8,451    $ (1,872)
        Pro forma                                      $  9,082      $ 7,647    $ (2,402)

   Net income (loss) per diluted share as reported     $   2.12      $  1.39    $  (0.28)
        Pro forma                                      $   1.94      $  1.27    $  (0.36)

      Pro forma net income (loss) only reflects options granted from 1995 on. Therefore, the full impact of calculating compensation cost for stock options under SFAS 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period of five years and compensation cost for options granted prior to January 1, 1995 is not considered.

      (d) In October 1998, the Company announced that its board of directors authorized a repurchase of up to 20%, or approximately 1,330,600 shares, of the Company's outstanding common stock. In November 1999, the board of directors increased the Company's authorization by an additional 600,000 shares. In March 2000 and July 2000 the board of directors increased the Company's authorization by an additional 500,000 shares at each date. The timing and amount of the purchases are at the full discretion of the Company's senior management and subject to market conditions and applicable securities and tax regulations. Repurchases are accomplished through periodic purchases at prevailing prices on the open market, by block purchases or in privately negotiated transactions. The repurchased shares have been retained as treasury stock to use for corporate purposes. The Company expects to finance purchases from existing cash flow, through its current credit facility, from additional borrowings, or a combination thereof. At December 31, 2000 and January 2, 2000, the Company had repurchased 2,635,090 and 1,381,190 shares of its common stock at an average purchase price of $17.80 and $17.10, respectively.

      (e) In October 1999, the Company commenced an Employee Stock Purchase Plan under which 600,000 shares of the Company's common stock have been reserved for future employee purchases. Pursuant to this plan, and as approved by stockholders, all employees with a minimum of one year of service may purchase, at a 15% discount, shares of common stock of the Company on a quarterly basis. In Fiscal 2000, there were 4,729 shares issued from treasury shares at an average price of $14.74 per share.

(9)   EARNINGS PER SHARE

      As discussed in Note 2(k), the Company adopted SFAS 128 which replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. The following table sets forth the computation of basic and diluted earnings per share:


                                                                   2000        1999        1998
                                                                 -------     -------     -------
                                                           (amounts in thousands, except per share data)

  Net income (loss)                                              $10,062     $ 8,451     $(1,872)
                                                                 =======     =======     =======
  Weighted average common shares (denominator for basic
    earnings per share)                                            4,565       5,938       6,617

  Effect of dilutive securities:
          Employee stock options                                     191         140         - *
                                                                 -------     -------     -------

  Weighted average common and potential common shares
    outstanding (denominator for diluted earnings per share)       4,756       6,078       6,617
                                                                 =======     =======     =======

  Basic earnings (loss) per share                                $  2.20     $  1.42     $ (0.28)
                                                                 =======     =======     =======

  Diluted earnings (loss) per share                              $  2.12     $  1.39     $ (0.28)
                                                                 =======     =======     =======

* Assumed exercise of stock options was antidilutive due to net loss and therefore excluded in fiscal 1998. For additional disclosures regarding employee stock options see Note 8.

(10)  OPERATING LEASES

      The Company's operations are generally conducted in leased premises. Including renewal options, remaining lease terms range from 1 to 42 years.

      In connection with entering into leases, the Company is frequently provided with development allowances from the lessors. These allowances for leasehold improvements, furniture, fixtures and equipment are offset against the related fixed asset accounts and the net amount is amortized on a straight-line basis over the shorter of the lease term, including planned extensions, or estimated useful lives of the assets. At the end of fiscal 2000 and fiscal 1999, $762,000 and $943,000, respectively, of development allowances were due from lessors and are included in "Landlord construction receivables, prepaid expenses and other current assets" in the accompanying consolidated balance sheets.

      The Company leases certain office and restaurant facilities and related equipment under noncancelable operating lease agreements with third parties. Certain leases contain contingent rental provisions based upon a percent of gross revenues and or provide for rent deferral during the initial term of such leases. Included in "Other liabilities" in the accompanying consolidated balance sheets at the end of fiscal 2000 and fiscal 1999 are accruals related to such rent deferrals of approximately $3,322,000 and $3,768,000, respectively. For financial reporting purposes, such leases are accounted for on a straight-line rental basis. Future minimum annual rental commitments under these leases are approximately as follows:


                                                   (amounts in thousands)
                       Fiscal 2001                        $ 14,044
                       Fiscal 2002                          14,459
                       Fiscal 2003                          14,301
                       Fiscal 2004                          14,209
                       Fiscal 2005                          13,926
                       Fiscal 2006 and thereafter           92,126
                                                          --------

                       Total minimum lease payments       $163,065
                                                          ========

      Contingent rental payments on building leases are typically made based upon the percentage of gross revenues on the individual restaurants that exceed predetermined levels. The percentages of gross revenues to be paid, and the related gross revenues, vary by restaurant. Contingent rental expense was approximately $3,267,000, $2,727,000 and $2,794,000 for fiscal 2000, 1999 and
1998, respectively.

      Rental expense for all such leases was approximately $15,801,000, $13,419,000 and $13,463,000, for fiscal 2000, 1999 and 1998, respectively.

(11)  CAPITAL LEASES

      The Company typically finances the purchase of certain restaurant equipment through capital leases. At December 31, 2000, the Company had approximately $5,460,000 commitments available for future fundings. At December 31, 2000 and January 2, 2000, furniture, fixtures and equipment include approximately $15,057,000 and $14,993,000, respectively, of net assets recorded under capital leases. These assets are amortized over the life of the respective leases. At December 31, 2000 and January 2, 2000, capital lease obligations of approximately $7,180,000 and $7,771,000, respectively, are included in "Obligations to financial institutions and capital leases, less current maturities" in the accompanying consolidated balance sheets.

      During the third quarter of fiscal 1999, the Company entered into sale-leaseback transactions whereby the Company sold, and leased back, existing restaurant equipment at 15 of its restaurant locations. Aggregate proceeds of $6,000,000 were used to reduce the Company's revolving credit facility. These transactions are being accounted for as financing arrangements. Recorded in the accompanying consolidated balance sheets as of December 31, 2000 and January 2, 2000 are such capital lease obligations, related equipment of $3,300,000 and $5,547,000, respectively, and a deferred gain of approximately $3,173,000 and $5,020,000, respectively, each of which are being recognized over the three year lives of such transactions.

      The Company's minimum future obligations under capital leases as of December 31, 2000 are as follows:


                                                              (amounts in thousands)
               Fiscal 2001                                           $  4,864
               Fiscal 2002                                              3,963
               Fiscal 2003                                              1,969
               Fiscal 2004                                              1,407
               Fiscal 2005                                                570
                                                                     --------
               Total minimum lease payments                            12,773
               Less amount representing interest                        1,339
                                                                     --------
               Present value of net minimum lease payments
                      (including current portion of $4,254)          $ 11,434
                                                                     ========

(12)  EMPLOYMENT AGREEMENTS

      The Company has entered into employment agreements with its Chief Executive Officer and two senior officers. The agreements, as amended, are terminable by the Company upon 60 months and 36 months prior notice, respectively. The Company is a party to change of control agreements with its Chief Executive Officer and seven other senior officers which grant these employees the right to receive up to approximately three times their total compensation (as computed under the Internal Revenue Code) if there is a change in control of the Company and termination of their employment during a specified period by the Company without cause or by such officer with good reason.

(13)  EMPLOYEE BENEFIT PLANS

      Employees of the Company and its subsidiaries who are over the age of 21 and who have completed one year of service are eligible for voluntary participation in a profit sharing plan. Employer contributions to the plan are made at the discretion of the Board of Directors. Employer contributions for fiscal 2000, 1999 and 1998 were approximately $734,000, $523,000 and $603,000, respectively.

(14)  LEGAL MATTERS AND CONTINGENCIES

      During fiscal 1998, the Company identified several underperforming Bertolini's restaurants and authorized a plan for the closure or abandonment of specified restaurants which have all been closed. The Company is involved in legal action relating to certain closures, however, the Company does not believe that the ultimate resolution of these actions will have a material effect beyond that recorded during fiscal 1998.

      The Company is also involved in other various legal actions incidental to the normal conduct of its business. Management does not believe that the ultimate resolution of these actions will have a material adverse effect on the Company's consolidated financial position, equity, results of operations, liquidity and capital resources.

(15)  UNAUDITED QUATERLY FINANCIAL DATA

The following is a summary of unaudited quarterly operating results:
     (amounts in thousands, except per share date):

Fiscal Year 2000                               First         Second       Third        Fourth
                                               Quarter       Quarter      Quarter      Quarter      Total
Revenues                                       $    63,595   $    58,600  $    56,314  $    69,873  $   248,382
Gross Profits*                                      15,821        13,847       11,250       17,660       58,578
Income before cumulative effect of a change
  in an accounting principle                         3,051         2,109          925        3,977       10,062
Income per share before cumulative effect of
  a change in an accounting principle:
    Basic                                              .60           .45          .21          .96         2.20
    Diluted                                            .58           .43          .20          .91         2.12

Net Income                                           3,051         2,109          925        3,977       10,062

Net income per share:
    Basic                                              .60           .45          .21          .96         2.20
    Diluted                                    $       .58   $       .43  $       .20  $       .91  $      2.12

----------------------------------------------------------------------------------------------------------------

Fiscal Year 1999                               First         Second       Third        Fourth
                                               Quarter       Quarter      Quarter      Quarter      Total
Revenues                                       $    52,747   $    48,775  $    45,688  $    59,659  $   206,869
Gross Profits*                                      12,203        10,662        8,904       15,239       47,008
Income before cumulative effect of a change
  in an accounting principle                         3,060         2,274        1,072        4,326       10,732
Income per share before cumulative effect of
  a change in an accounting principle:
    Basic                                              .48           .38          .19          .78         1.81
    Diluted                                            .47           .37          .18          .76         1.77

Net Income                                             779         2,274        1,072        4,326        8,451

Net income per share:
    Basic                                              .12           .38          .19          .78         1.42
    Diluted                                    $       .12   $       .37  $       .18  $       .76  $      1.39

* Revenues less Food and beverage costs and Restaurant operating expenses

      Income per share before cumulative effect of a change in an accounting principle and net income per share for each of the quarters are based on weighted-average number of shares outstanding in each period. Therefore, the sum of the quarters in a year does not necessarily equal the year's income per share.

PRICE RANGE OF COMMON STOCK AND RELATED MATTERS

--------------------------------------------------------------------------------

      The Company's Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "MRG".

      The following table sets forth, for the periods indicated, the highest and lowest sale prices for the Common Stock, as reported by the NYSE.


Fiscal Year 2000 Ended December 31, 2000                     High       Low
--------------------------------------------------------------------------------
First Quarter..............................................$19.81       $15.00
Second Quarter............................................. 21.75        17.75
Third Quarter.............................................. 21.50        19.88
Fourth Quarter............................................. 23.50        18.69


Fiscal Year 1999 Ended January 2, 2000                       High       Low
--------------------------------------------------------------------------------
First Quarter..............................................$19.00      $15.50
Second Quarter............................................. 19.13       13.88
Third Quarter.............................................. 20.63       17.38
Fourth Quarter............................................. 18.06       13.00

      On December 31, 2000, the last reported sale price of the Common Stock on the NYSE was $21.25. On March 1, 2001, the last reported sale price of the Common Stock on the NYSE was $23.40.

      As of March 1, 2001, there were approximately 98 holders of record of the Company's Common Stock. The Company believes that as of such date there were approximately 800 beneficial owners of its Common Stock.

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